EXHIBIT 99.3

INTERCREDITOR AGREEMENT
DATED 19 FEBRUARY 2014

Between

MISHMERET TRUST COMPANY LTD.
as the Notes Trustee

THE HEDGE COUNTERPARTIES

B COMMUNICATIONS LTD.
as the Issuer

THE ENTITIES LISTED IN PART 1 OF SCHEDULE 1
as the Original Debtors

CERTAIN SUBSIDIARIES OF THE ISSUER
as the Subsidiary Guarantors

MISHMERET TRUST COMPANY LTD.
as the Security Agent

and others

	5.4	Waiver of defences	38
	5.5	Debtor intent	39
	5.6	Immediate recourse	39
	5.7	Appropriations	39
	5.8	Deferral of Subsidiary Guarantor’s rights	40
	5.9	Release	40
	5.10	Additional security	41
	5.11	Limitation	41
6.	INTRA-GROUP LENDERS AND INTRA-GROUP LIABILITIES		42
	6.1	Restriction on Payment: Intra-Group Liabilities	42
	6.2	Permitted Payments: Intra-Group Liabilities	42
	6.3	Payment obligations continue	42
	6.4	Acquisition of Intra-Group Liabilities	42
	6.5	Security: Intra-Group Lenders	43
	6.6	Restriction on enforcement: Intra-Group Lenders	43
	6.7	Permitted enforcement: Intra-Group Lenders	43
	6.8	Representations: Intra-Group Lenders	44
7.	SHAREHOLDER CREDITORS AND SHAREHOLDER LIABILITIES		44
	7.1	Restriction on Payment: Shareholder Liabilities	44
	7.2	Permitted Payments: Shareholder Liabilities	44
	7.3	Payment obligations continue	44
	7.4	Acquisition of Shareholder Liabilities	45
	7.5	Amendments and Waivers: Shareholder Liabilities	45
	7.6	Security: Shareholder Creditors	45
	7.7	Restriction on enforcement: Shareholder Creditors	46
	7.8	Permitted enforcement: Shareholder Creditors	46
8.	EFFECT OF INSOLVENCY EVENT		46
	8.1	Senior Secured Notes Trustee Amounts	46
	8.2	Payment of distributions	46
	8.3	Set-off	47
	8.4	Non-cash distributions	47
	8.5	Filing of claims	47
	8.6	Creditors’ actions	47
	8.7	Security Agent instructions	48
	8.8	Limitation by applicable laws	48
9.	TURNOVER OF RECEIPTS		48
	9.1	Senior Secured Notes Trustee Amounts	48
	9.2	Turnover by the Primary Creditors	48
	9.3	Turnover by the Subordinated Creditors	49
	9.4	Exclusions	50
	9.5	Permitted assurance and receipts	50
	9.6	Sums received by Debtors	51

	9.7	Saving provision	51
10.	REDISTRIBUTION		51
	10.1	Recovering Creditor’s rights	51
	10.2	Reversal of redistribution	51
	10.3	Deferral of subrogation	52
11.	ENFORCEMENT OF TRANSACTION SECURITY		52
	11.1	Enforcement	52
	11.2	Enforcement instructions	52
	11.3	Enforcement decisions	53
	11.4	Manner of enforcement	55
	11.5	Exercise of voting rights	55
	11.6	Waiver of rights	56
	11.7	Alternative Enforcement Actions	56
	11.8	Limitations on enforcement of Control Share Pledges	56
12.	RELEASES ON DISPOSALS		59
	12.1	Non-Distressed Disposals	59
	12.2	Distressed Disposals	60
	12.3	Creditors’ and Debtors’ actions	63
13.	APPLICATION OF PROCEEDS		63
	13.1	Order of application of Group Recoveries	63
	13.2	Prospective liabilities	64
	13.3	Investment of proceeds	64
	13.4	Currency conversion	65
	13.5	Permitted deductions	65
	13.6	Good discharge	65
	13.7	Calculation of amounts	65
	13.8	Proceeds of enforcement of the Supplementary Pledged Shares	66
14.	EQUALISATION		66
	14.1	Equalisation definitions	66
	14.2	Implementation of equalisation	66
	14.3	Equalisation	66
	14.4	Turnover of enforcement proceeds	67
	14.5	Notification of Credit Participation	67
	14.6	Default in payment	67
15.	REFINANCING OF SENIOR SECURED NOTES CREDITOR LIABILITIES		68
	15.1	Senior Secured Notes Creditor Refinancing Liabilities	68
	15.2	Further assurance	69
	15.3	Release of Security	70
	15.4	New Security	70
16.	THE SECURITY AGENT		70
	16.1	Appointment by Secured Parties	70

	16.2	Trust	71
	16.3	Duties of Security Agent	71
	16.4	Parallel debt (covenant to pay the Security Agent)	71
	16.5	No independent power	73
	16.6	Instructions to Security Agent and exercise of discretion	73
	16.7	Security Agent’s actions	74
	16.8	Security Agent’s discretions	74
	16.9	Security Agent’s obligations	75
	16.10	Excluded obligations	75
	16.11	Exclusion of liability	76
	16.12	No proceedings	76
	16.13	Consequential loss	76
	16.14	Own responsibility	77
	16.15	No responsibility to perfect Transaction Security	77
	16.16	Insurance by Security Agent	78
	16.17	Custodians and nominees	78
	16.18	Acceptance of title	78
	16.19	Refrain from illegality	78
	16.20	Business with the Debtors	79
	16.21	Winding up of trust	79
	16.22	Powers supplemental	79
	16.23	Trustee division separate	79
	16.24	Disapplication	79
	16.25	Subordinated Creditors and Debtors: power of attorney	80
17.	CHANGE OF SECURITY AGENT		80
	17.1	Resignation of the Security Agent	80
	17.2	Delegation	81
	17.3	Additional Security Agents	81
18.	CHANGES TO THE PARTIES		82
	18.1	Assignments and transfers	82
	18.2	Change of Senior Secured Noteholders	82
	18.3	Hedge Counterparties	82
	18.4	Change of Agent	82
	18.5	Change of Intra-Group Lender	82
	18.6	New Intra-Group Lender	83
	18.7	New Shareholder Creditor	83
	18.8	Change of Shareholder Creditor	83
	18.9	Creditor/Agent Accession Undertaking	83
	18.10	New Debtor	83
	18.11	Additional parties	84
	18.12	Resignation of Creditors	84
19.	COSTS AND EXPENSES		84
	19.1	Security Agent’s ongoing costs	84

	19.2	Transaction expenses	85
	19.3	Stamp taxes	85
	19.4	Interest on demand	85
	19.5	Enforcement and preservation costs	85
20.	INDEMNITIES		86
	20.1	Group’s indemnity	86
	20.2	Priority of indemnity	86
	20.3	Primary Creditors’ indemnity	86
	20.4	Issuer’s indemnity to Primary Creditors	87
21.	INFORMATION		87
	21.1	Information and dealing	87
	21.2	Disclosure	87
	21.3	Notification of prescribed events	88
22.	NOTICES		88
	22.1	Communications in writing	88
	22.2	Security Agent’s communications with Primary Creditors	88
	22.3	Addresses	88
	22.4	Delivery	89
	22.5	Notification of address and fax number	89
	22.6	Electronic communication	89
	22.7	English language	90
	22.8	Notices to all Creditors	90
23.	PRESERVATION		90
	23.1	Partial invalidity	90
	23.2	No impairment	91
	23.3	Remedies and waivers	91
	23.4	Waiver of defences	91
	23.5	Priorities not affected	92
24.	CONSENTS, AMENDMENTS AND OVERRIDE		92
	24.1	Required Consents	92
	24.2	Amendments and waivers: Transaction Security Documents	93
	24.3	Effectiveness	93
	24.4	Exceptions	93
	24.5	Disenfranchisement	94
	24.6	Calculation of Credit Participations	95
	24.7	Deemed Consent	95
	24.8	Excluded Consents	95
	24.9	No liability	95
	24.10	Agreement to override	96
25.	NOTES TRUSTEE		96
	25.1	Liability	96

	25.2	No action	97
	25.3	Reliance on certificates	98
	25.4	No fiduciary duty	98
	25.5	Debt assumptions	98
	25.6	Hedge Counterparties	98
	25.7	Claims of Security Agent	98
	25.8	Reliance and advice	99
	25.9	Provisions survive termination	99
	25.10	Other Parties not affected	99
	25.11	Instructions	99
	25.12	Responsibility of Notes Trustee	99
	25.13	Confirmation	100
	25.14	Provision of information	100
	25.15	Departmentalism	100
	25.16	Disclosure of information	100
	25.17	Illegality	100
	25.18	Resignation of Notes Trustee	101
	25.19	Notes Trustee assumptions	101
	25.20	Agents	102
	25.21	No Requirement for bond or surety	102
	25.22	Senior Secured Notes Trustee Amounts and payments	102
26.	COUNTERPARTS		102
27.	GOVERNING LAW		102
28.	ENFORCEMENT		102
	28.1	Jurisdiction	102
	28.2	Service of process	103
	28.3	Conflict with the Communications Law, the Communications Order and Pledge Permit	103
SCHEDULE 1			104
	Original Parties		104
SCHEDULE 2			105
	Form of Debtor Accession Deed		105
	The Acceding Debtor		106
	The Security Agent		107
SCHEDULE 3			108
	Form of Creditor/agent Accession Undertaking		108
SCHEDULE 4			1
	Security Enforcement Principles		1

THIS AGREEMENT is dated 19 February 2014

BETWEEN:

(1)	MISHMERET TRUST COMPANY LTD., as trustee for the Senior Secured Noteholders (the “Notes Trustee”);

(2)	THE FINANCIAL INSTITUTIONS named in Part 2 of Schedule 1 (Original Parties) as the original hedge counterparties as at the date of this Agreement (the “Original Hedge Counterparties”);

(3)	THE PERSONS named in Part 3 of Schedule 1 (Original Parties) (the “Original Intra-Group Lenders”);

(4)	THE PERSONS named in Part 4 of Schedule 1 (Original Parties) (the “Original Shareholder Creditors”);

(5)	B COMMUNICATIONS LTD., a company organised under the laws of the State of Israel (the “Issuer”);

(6)
B COMMUNICATIONS (SP1) LTD.,  a company organised under the laws of the State of Israel (“SP1”) and B COMMUNICATIONS (SP2) LTD., a company organised under the laws of the State of Israel (“SP2” and, together with SP1, the “Subsidiary Guarantors”);

(7)	THE SUBSIDIARIES of the Issuer named in Part 1 of Schedule 1 (Original Parties) (together with the Issuer and the Subsidiary Guarantors, the “Original Debtors”); and

(8)	MISHMERET TRUST COMPANY LTD., as security agent for the Secured Parties (the “Security Agent”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“1992 ISDA Master Agreement” means the Master Agreement (Multicurrency-Cross Border) as published by the International Swaps and Derivatives Association, Inc.

“2002 ISDA Master Agreement” means the 2002 Master Agreement as published by the International Swaps and Derivatives Association, Inc.

“Acceleration Event” means a Senior Secured Notes Acceleration Event.

“Affiliate” has the meaning to the term “Affiliate” in the Senior Secured Notes Indenture.

“Agent” means:

(a)	in relation to the Senior Secured Noteholders, the Notes Trustee;

(b)	in relation to any Hedge Counterparty, each Hedge Counterparty shall be its own Agent; and

(c)	the Security Agent.

“Agent Liabilities” means all present and future liabilities and obligations whether actual or contingent and whether incurred solely or jointly, of any Debtor to any Agent (other than to a Hedge Counterparty in its capacity as its own Agent) under the Secured Finance Documents.

“Aggregate Exchange Rate Hedged Amount” means, in relation to a Hedge Counterparty, the aggregate of the notional amounts denominated in a Hedged Currency hedged in respect of Senior Secured Notes Outstandings by the relevant Debtors under each Hedging Agreement which is an exchange rate hedge contract and to which that Hedge Counterparty is party.

“Aggregate Interest Rate Hedged Amount” means, in relation to a Hedge Counterparty, the aggregate of the notional amounts hedged in respect of Senior Secured Notes Outstandings by the relevant Debtors under each Hedging Agreement which is an interest rate hedge contract and to which that Hedge Counterparty is party.

“Bankruptcy Law” means (a) Title 11, United States Bankruptcy Code of 1978, as amended, (b) any voluntary liquidation, shareholder arrangement, settlement and/or arrangement of creditors in accordance with sections 350 and 351 of the Israeli Companies Law, 1999 (other than provisions thereof not related in any manner to matters of bankruptcy or insolvency or to the Issuer’s or its Restricted Subsidiaries’ inability (or potential inability) to pay its debts (or any part thereof) when due), and (c) any other law of the United States or Israel (or, in each case, any political subdivision thereof) or any other jurisdiction or any political subdivision thereof relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganisation or relief of debtors or any amendment to, succession to or change in any such law.

“Bezeq” means Bezeq – The Israel Telecommunications Corp. Ltd, a company organised under the laws of the State of Israel.

“Bezeq Share Pledge” means the pledge and charge over shares of Bezeq, dated on or about the date of this Agreement, between SP2 and the Security Agent.

“Borrowing Liabilities” means, in relation to a member of the Group, the liabilities (not being Guarantee Liabilities) it may have as a principal debtor to a Creditor or a Debtor in respect of Financial Indebtedness arising under the Debt Documents (whether incurred solely or jointly and including, without limitation, liabilities as the Issuer under the Senior Secured Notes Finance Documents).

“Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which banking institutions in Israel are authorised or required by law to close and provided that in relation to any date for payment under the Senior Secured Notes Indenture, means, with respect to the Dollar Notes (as such term is defined in the Senior Secured Notes Indenture), a day on which the Bank of Israel clears transactions in U.S. Dollars.

“Charged Property” means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Close-Out Netting” means:

(a)
in respect of a Hedging Agreement based on a 1992 ISDA Master Agreement, any step involved in determining the amount payable in respect of an Early Termination Date (as defined in the 1992 ISDA Master Agreement) under section 6(e) of the 1992 ISDA Master Agreement before the application of any subsequent set-off (as defined in the 1992 ISDA Master Agreement);

(b)
in respect of a Hedging Agreement based on a 2002 ISDA Master Agreement, any step involved in determining an Early Termination Amount (as defined in the 2002 ISDA Master Agreement) under section 6(e) of the 2002 ISDA Master Agreement.; or

(c)
in respect of a Hedging Agreement not based on an ISDA Master Agreement, any step involved on a termination of the hedging transactions under that Hedging Agreement pursuant to any provision of that Hedging Agreement which has a similar effect to either provision referenced in paragraph (a) and paragraph (b) above.

“Common Assurance” means any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, the benefit of which (however conferred) is, to the extent legally possible, given to all the Secured Parties in respect of their Secured Liabilities.

“Common Currency” means USD.

“Common Currency Amount” means, in relation to an amount, that amount converted (to the extent not already denominated in the Common Currency) into the Common Currency at the Security Agent’s Spot Rate of Exchange on the Business Day prior to the relevant calculation.

“Common Transaction Security” means any Transaction Security which to the extent legally possible:

(a)	is created in favour of the Security Agent as agent or trustee for the other Secured Parties in respect of their Liabilities; or

(b)	in the case of any jurisdiction in which effective Security cannot reasonably be granted in favour of the Security Agent as agent or trustee for the Secured Parties is created in favour of:

(i)	all the Secured Parties in respect of their Liabilities; or

(ii)	the Security Agent under a parallel debt or joint and several creditorship structure for the benefit of all the Secured Parties,

and which ranks in the order of priority contemplated in Clause 2.2 (Transaction Security).

“Communications Law” means the Israeli Communications (Telecommunications and Broadcasts) Law, 1982, as amended or supplemented from time to time.

“Communications Order” means, the Israeli Communications Order (Telecommunications and Broadcasting) (Determination of an Essential service Provided by Bezeq the Israel Telecommunications Corp. Ltd.), 1997, as amended or supplemented from time to time.

“Consent” means any consent, approval, release or waiver or agreement to any amendment.

“Control Share Pledges” means the SP2 Share Pledge and the Bezeq Share Pledge.

“Credit Related Close-Out” means any Permitted Hedge Close-Out which is not a Non-Credit Related Close-Out.

“Creditor/Agent Accession Undertaking” means:

(a)	an undertaking substantially in the form set out in Schedule 3 (Form of Creditor/Agent Accession Undertaking); or

(b)	in the case of an acceding Debtor which is expressed to accede as an Intra-Group Lender in the relevant Debtor Accession Deed, that Debtor Accession Deed.

“Creditors” means the Primary Creditors and the Subordinated Creditors.

“Debt Document” means each of this Agreement, the Hedging Agreements, the Senior Secured Notes Finance Documents, the Security Documents, any agreement evidencing the terms of the Intra-Group Liabilities, the Shareholder Debt Documents and any other document designated as such by the Security Agent and the Issuer.

“Debtor” means each Original Debtor and any person that becomes a Party as a Debtor in accordance with the terms of Clause 18 (Changes to the Parties).

“Debtor Accession Deed” means a deed substantially in the form set out in Schedule 2 (Form of Debtor Accession Deed).

“Debtor Liabilities means, in relation to a Debtor, any liabilities owed to any other Debtor (whether actual or contingent and whether incurred solely or jointly) by that Debtor.

“Default” means an Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Debt Documents or any combination of the foregoing) be an Event of Default, provided that any such event or circumstance which requires the satisfaction of a condition as to materiality before it becomes an Event of Default shall not be an Event of Default unless such condition is satisfied.

“Delegate” means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

“Distress Event” means:

(a)	an Acceleration Event which is continuing; or

(b)	the enforcement of any Transaction Security in accordance with the relevant Debt Documents.

“Distressed Disposal” means a disposal of an asset or shares of a member of the Group constituting Transaction Security which is:

(a)	being effected at the request of an Instructing Group in circumstances where the Transaction Security has become enforceable in accordance with the relevant Debt Documents;

(b)	being effected by enforcement of the Transaction Security in accordance with the relevant Debt Documents; or

(c)	being effected, after the occurrence of a Distress Event, by a Debtor to a person or persons which is not a member of the Group.

“Enforcement Action” means:

(a)	in relation to any Liabilities:

(i)
the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of it becoming unlawful for a Super Senior Creditor or a Senior Secured Notes Creditor to perform its obligations under, or of any voluntary or mandatory prepayment or redemption arising under, the Debt Documents);

(ii)	the making of any declaration that any Liabilities are payable on demand;

(iii)	the making of a demand in relation to any Liabilities that is payable on demand;

(iv)	the making of any demand against any member of the Group in relation to any Guarantee Liabilities of that member of the Group;

(v)
the exercise of any right to require any member of the Group to acquire any Liabilities (including exercising any put or call option against any member of the Group for the redemption or purchase of any Liabilities but excluding (x) any mandatory prepayments or mandatory offers arising as a result of a change of control or asset sale (howsoever described) as set out in the Senior Secured Notes Finance Documents), (y) any Liabilities Acquisition permitted under this Agreement and (z) the exercise of the option to purchase pursuant to Clause 3.3 (Option to purchase: Senior Secured Notes Creditors));

(vi)	the exercise of any right of set-off, account combination or payment netting against any member of the Group in respect of any Liabilities other than the exercise of any such right:

(A)	as Close-Out Netting by a Hedge Counterparty;

(B)	as Payment Netting by a Hedge Counterparty; or

(C)	as Inter-Hedging Agreement Netting by a Hedge Counterparty, or

(D)	which is otherwise expressly permitted under the Senior Secured Notes Finance Documents; and

(vii)	the suing for, commencing or joining of any legal or arbitration proceedings against any member of the Group to recover any Liabilities;

(b)	the premature termination or close-out of any hedging transaction under any Hedging Agreement save to the extent permitted by this Agreement;

(c)	the taking of any steps to enforce or require the enforcement of any Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security);

(d)
the entering into of any composition, compromise, assignment or similar arrangement with any member of the Group which owes any Liabilities, or has given any Security, guarantee or indemnity or other assurance against loss in respect of the Liabilities (other than (i) any action permitted under Clause 18 (Changes to the Parties), (ii) any debt buy-backs pursuant to open market debt repurchases, tender offers or exchange offers or similar arrangements not undertaken as part of an announced restructuring or turnaround plan or while a Default was continuing under the relevant Debt Documents, (iii) any Liabilities Acquisition permitted under this Agreement and (iv) the exercise of the option to purchase pursuant to Clause 3.3 (Option to purchase: Senior Secured Notes Creditors) ; or

(e)
the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation of any member of the Group which owes any Liabilities, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or any of such member of the Group’s assets or any suspension of payments or moratorium of any indebtedness of any such member of the Group, or any analogous procedure or step in any jurisdiction, except that the following shall not constitute Enforcement Action:

(a)
the taking of any action falling within paragraphs (a)(vii) or (e) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods; or

(b)	a Primary Creditor bringing legal proceedings against any person solely for the purpose of:

(i)	obtaining injunctive relief (or any analogous remedy outside England and Wales) to restrain any actual or putative breach of any Debt Document to which it is party;

(ii)	obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages; or

(iii)	requesting judicial interpretation of any provision of any Debt Document to which it is party with no claim for damages; or

(c)
bringing legal proceedings against any person in connection with any securities violation, securities or listing relations or common law fraud or to restrain any actual or putative breach of the Secured Finance Documents or for specific performance with no claims for damages;

(d)
allegations of material misstatements or omissions made in connection with the offering materials relating to the Senior Secured Notes Creditor Liabilities or in reports furnished to any of the Senior Secured Noteholders or the Notes Trustee or any exchange on which the Senior Secured Notes are listed pursuant to information and reporting requirements under any of the Senior Secured Notes Finance Documents (as applicable); or

(e)
any discussions or consultations between, or proposals made (but not the implementation of (or steps relating thereto)) by, any of the Primary Creditors as contemplated in Clause 11.2 (Enforcement instructions).

“Enforcement Date” has the meaning given to that term in Clause 14.1 (Equalisation definitions).

“Enforcement Event” means:

(a)	the occurrence of an Acceleration Event which is continuing; or

(b)	in the case of a Hedge Counterparty:

(i)	a termination or close-out of any hedging transaction under any Hedging Agreement in accordance with Clause 4.9 (Permitted enforcement: Hedge Counterparties); or

(ii)
the occurrence of an “Event of Default” or a “Termination Event” (each as defined in (or in words to similar effect in a framework agreement which is similar to an ISDA Master Agreement) the 1992 ISDA Master Agreement, 2002 ISDA Master Agreement or framework agreement which is similar to an ISDA Master Agreement, as applicable, as supplemented by any applicable schedule) (which is continuing) in respect of a Hedging Agreement, if, in the case of each of (i) and (ii) above, either (whichever is earlier):

(A)
by five Business Days after the Senior Secured Notes Discharge Date any Debtor has failed to honour any monetary obligations it may have to such Hedge Counterparty under such Hedging Agreement and promptly upon the occurrence of such failure, the applicable Hedge Counterparty has notified the Security Agent in writing that an Enforcement Event has occurred and is continuing; or

(B)
from the date which is six months after the date on which the Security Agent and the Notes Trustee have received notice from Hedge Counterparties constituting the Majority Super Senior Creditors of the termination or close-out of one or more hedging transactions under one or more Hedging Agreements to which they are party (constituting at least 66 2/3 per cent. of the total Super Senior Credit Participations at that time) in accordance with Clause 4.9 (Permitted enforcement: Hedge Counterparties), any Debtor has failed to pay in full the amounts payable by such Debtor to such Hedge Counterparties in respect of such terminated or closed-out hedging transaction(s) under the applicable Hedging Agreement(s) and, promptly upon the occurrence of such failure, the applicable Hedge Counterparties have notified the Security Agent and the Notes Trustee in writing that an Enforcement Event has occurred and is continuing.

“Enforcement Proceeds” means any amount received or recovered by any Secured Party or otherwise realised by a Secured Party from the assets of a Debtor (including by way of a Distressed Disposal) from the enforcement of any Transaction Security over assets of that Debtor.

“Enforcement Notice” means a notice to the Security Agent delivered by the Instructing Group instructing the Security Agent to enforce the Transaction Security in the manner provided for therein.

“Event of Default” means any event or circumstance specified as such in the Senior Secured Notes Indenture.

“Exchange Rate Hedge Excess” means the amount by which the Total Exchange Rate Hedged Amount exceeds the aggregate of the Permitted Maximum Exchange Rate Hedged Amounts of each of the Debtors.

“Exchange Rate Hedge Proportion” means, in relation to a Hedge Counterparty and that Hedge Counterparty’s Aggregate Exchange Rate Hedged Amount, the proportion (expressed as a percentage) borne by that Hedge Counterparty’s Aggregate Exchange Rate Hedged Amount to the Total Exchange Rate Hedged Amount.

“Final Discharge Date” means the later to occur of the Super Senior Discharge Date and the Senior Secured Notes Discharge Date.

“Financial Advisor” means an internationally recognised investment bank or accountancy firm or, if it is not practicable for the Security Agent to appoint any such bank or firm on commercially reasonable terms (including for reasons of conflicts of interest) as determined by the Security Agent (acting in good faith), another third party professional firm which is regularly engaged in providing valuations in respect of the relevant type of assets (in each case not being the firm appointed as the relevant Debtor’s administrator or other relevant officer holder) selected by the Security Agent.

“Financial Indebtedness” has the meaning given to the term “Indebtedness” in the Senior Secured Notes Indenture.

“Group” means the Issuer and its Restricted Subsidiaries for the time being, which for the avoidance of doubt, does not include Bezeq or any of its subsidiaries for so long as Bezeq does not become or is not a Restricted Subsidiary.

“Group Recoveries” has the meaning given to that term in Clause 13.1 (Order of application of Group Recoveries).

“Guarantee Liabilities” means, in relation to a member of the Group, the liabilities under the Debt Documents (present or future, actual or contingent and whether incurred solely or jointly) it may have to a Creditor or a Debtor as or as a result of it being a guarantor or surety (including, without limitation, liabilities arising by way of guarantee, indemnity, contribution or subrogation and in particular any guarantee or indemnity arising under or in respect of this Agreement or any other Secured Finance Documents).

“Hedge Counterparty” means:

(a)	each Original Hedge Counterparty; or

(b)	any person which becomes Party as a Hedge Counterparty pursuant to Clause 4.1 (Identity of Hedge Counterparties) and Clause 18.3 (Hedge Counterparties),

and, in each case, that has not ceased to be a Hedge Counterparty in accordance with this Agreement.

“Hedged Currency” means the currency (other than USD) in which a portion of the Senior Secured Notes is denominated.

“Hedging Agreement” means any master agreement, confirmation, schedule or other agreement entered into or to be entered into between a Debtor and a Hedge Counterparty for the purpose of hedging interest rate or currency exposures (but excluding any master agreement or confirmation setting out transactions that the relevant Debtor and the Hedge Counterparty designate as not being subject to this Agreement prior to the entry into such master agreement or confirmation) in respect of:

(a)	the Senior Secured Notes; and

(b)	Financial Indebtedness not prohibited to be incurred under the terms of the Senior Secured Notes Finance Documents and not prohibited to be entered into and be secured by the Transaction Security.

“Hedging Liabilities” means the Liabilities owed by any Debtor to the Super Senior Creditors under or in connection with the Hedging Agreements.

“Hedging Purchase Amount” means, in respect of a transaction under a Hedging Agreement, the amount that would be payable to or by the relevant Hedge Counterparty on the relevant date if:

(a)	that date was an Early Termination Date (as defined in the relevant Hedging Agreement); and

(b)	the relevant Debtor was the Defaulting Party (under and as defined in the relevant Hedging Agreement),

in each case as certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

“Holding Company” means, in relation to a person, an entity of which that person is a Subsidiary.

“Insolvency Event” means, in relation to any member of the Group:

(a)
any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of that member of the Group, a moratorium is declared in relation to any indebtedness of that member of the Group or an administrator is appointed to that member of the Group;

(b)	any composition, compromise, assignment or arrangement is made with its creditors generally;

(c)	the appointment of any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of that member of the Group or any of its assets; or

(d)	any analogous procedure or step is taken in any jurisdiction.

“Instructing Group” means, at any time prior to the Final Discharge Date:

(a)
in relation to instructions with respect to enforcement of the Transaction Security and subject to Clause 11 (Enforcement of Transaction Security), the Instructing Group as determined in accordance with Clause 11.3 (Enforcement decisions); and

(b)
in relation to any other matter, each of the Majority Super Senior Creditors and the Senior Secured Required Holders (in each case acting through their Agents) provided that to the extent that the Notes Trustee is acting on the instructions of the Senior Secured Required Holders in accordance with the terms of the Senior Secured Notes Indenture in respect of a relevant consent, the Notes Trustee will not be required to obtain any further consent from the Senior Secured Required Holders in respect of such decision if such consent is not required by the Senior Secured Notes Indenture.

“Intercreditor Deed Amendment” means any amendment or waiver which is subject to Clause 24 (Consents, Amendments and Override).

“Interest Rate Hedge Excess” means the amount by which the Total Interest Rate Hedged Amount exceeds the aggregate of the Permitted Maximum Interest Rate Hedged Amounts of each of the Debtors.

“Interest Rate Hedge Proportion” means, in relation to a Hedge Counterparty and that Hedge Counterparty’s Aggregate Interest Rate Hedged Amount, the proportion (expressed as a percentage) borne by that Hedge Counterparty’s Aggregate Interest Rate Hedged Amount to the Total Interest Rate Hedged Amount.

“Inter-Hedging Agreement Netting” means the exercise of any right of set-off, account combination, close-out netting or payment netting (whether arising out of a cross agreement netting agreement or otherwise) by a Hedge Counterparty against liabilities owed to a Debtor by that Hedge Counterparty under a Hedging Agreement in respect of Hedging Liabilities owed to that Hedge Counterparty by that Debtor under another Hedging Agreement.

“Intra-Group Lenders” means:

(a)	the Original Intra-Group Lenders; and

(b)
any other member of the Group which has made a loan available to, granted credit to or made any other financial arrangement having similar effect with another member of the Group and which becomes a party as an Intra-Group Lender in accordance with the terms of Clause 18 (Changes to the Parties).

“Intra-Group Liabilities” means the Liabilities owed by any member of the Group to an Intra-Group Lender.

“ISDA Master Agreement” means a 1992 ISDA Master Agreement or a 2002 ISDA Master Agreement.

“Liabilities” means all present and future liabilities and obligations at any time of any member of the Group to any Creditor under the Debt Documents, both actual and contingent and whether incurred solely or jointly or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a)	any refinancing, novation, deferral or extension;

(b)
any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c)	any claim for damages or restitution; and

(d)	any claim as a result of any recovery by any Debtor of a Payment on the grounds of preference or otherwise,

and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

“Liabilities Acquisition” means, in relation to a person and to any Liabilities, a transaction where that person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

the rights and benefits in respect of those Liabilities.

“Licenses” means the General Licence for the Provision of Domestic Fixed-Line Services that was granted to Bezeq and the Additional Licenses that were granted by the Ministry of Communications to Bezeq and its subsidiaries.

“Majority Super Senior Creditors” means, at any time, those Super Senior Creditors (in each case acting through their Agents) whose Super Senior Credit Participations at that time aggregate more than 66 2/3 per cent. of the total Super Senior Credit Participations at that time.

“Ministers” means the Prime Minister of the State of Israel and the Minister of Communications of the State of Israel.

“Non-Credit Related Close-Out” means a Permitted Hedge Close-Out described in any of paragraphs (a)(i), (a)(iii), (a)(v), or (a)(vi) of Clause 4.9 (Permitted enforcement: Hedge Counterparties).

“Other Liabilities” means, in relation to a member of the Group, any trading and other liabilities (not being Borrowing Liabilities or Guarantee Liabilities) it may have to any Agent under the Debt Documents or to an Intra-Group Lender or a Debtor.

“Party” means a party to this Agreement.

“Payment” means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, repurchase, defeasance or discharge of those Liabilities (or other liabilities or obligations).

“Payment Netting” means in respect of a Hedging Agreement netting under section 2(c) of the relevant ISDA Master Agreement, as amended by the relevant schedule.

“Permitted Hedge Close-Out” means, in relation to a hedging transaction under a Hedging Agreement, a termination or close-out of that hedging transaction which is permitted pursuant to Clause 4.9 (Permitted enforcement: Hedge Counterparties).

“Permitted Hedge Payments” means the Payments permitted by Clause 4.3 (Permitted Payments: Hedging Liabilities).

“Permitted Maximum Exchange Rate Hedged Amount” means, in respect of a Debtor at any time, an amount equal to 100% of the then Senior Secured Notes Outstandings of such Debtor that is denominated in a Hedged Currency.

“Permitted Maximum Interest Rate Hedged Amount” means, in respect of a Debtor at any time, an amount equal to 100% of the then Senior Secured Notes Outstandings of such Debtor, in each case with a floating rate of interest.

“Permitted Intra-Group Payments” means the Payments permitted by Clause 6.2 (Permitted Payments: Intra-Group Liabilities).

“Permitted Payment” means a Permitted Hedge Payment, a Permitted Intra-Group Payment, a Permitted Shareholder Creditor Payment or a Permitted Secured Creditor Payment.

“Permitted Secured Creditor Payment” means the Payments permitted by Clause 3.1  (Payments of Senior Secured Notes Creditor Liabilities).

“Permitted Shareholder Creditor Payments” means the Payments permitted by Clause 7.2 (Permitted Payments: Shareholder Liabilities).

“Pledge Permit” means a Permit to Hold Means of Control Pursuant to a Lien on the Means of Control in “Bezeq”, the Israeli Telecommunications Corp. Ltd., issued pursuant to the Communications Order by the Israeli Prime Minister and the Minister of Communications in respect of the Security granted pursuant to the Bezeq Share Pledge and the SP2 Share Pledge, as such Pledge Permit may be amended from time to time.

“Primary Creditors” means the Super Senior Creditors and the Senior Secured Creditors.

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property not being a court appointed administrator or trustee in bankruptcy.

“Relevant Enforcement Action” means either (a) the determination by the Instructing Group of the method of enforcement of Transaction Security or (b) the appointment of a Financial Advisor by the Instructing Group to assist in such determination.

“Relevant Liabilities” means:

(a)	in the case of a Creditor:

(i)
the Liabilities owed to Creditors ranking (in accordance with the terms of this Agreement) pari passu with or in priority to that Creditor together with all Agent Liabilities owed to the Agent of those Creditors; and

(ii)	all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent; and

(b)
in the case of a Debtor, the Liabilities owed to the Creditors together with the Agent Liabilities owed to the Agent of those Creditors and all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent.

“Required Senior Secured Noteholders” means the holders of the required principal amount of the outstanding Senior Secured Notes or, if the required amount is not specified, the holders holding at least the majority of the principal amount of the then outstanding Senior Secured Notes, in accordance with the Senior Secured Notes Indenture.

“Responsible Officer” means any officer within the corporate trust and securities services department (however described) of the Notes Trustee, including any director, associate director, vice president, assistant vice president, assistant treasurer, trust officer or any other officer of the Notes Trustee who customarily performs functions similar to those performed by such officers, or to whom any corporate trust matter is referred because of such individual’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Agreement and the Senior Secured Notes Indenture.

“Restricted Subsidiary” has the meaning given to “Restricted Subsidiary” in the Senior Secured Notes Indenture.

“Retiring Security Agent” has the meaning given to that term in Clause 17 (Change of Security Agent).

“Secured Finance Documents” means the Super Senior Finance Documents and the Senior Secured Finance Documents.

“Secured Liabilities” means the Super Senior Liabilities, the Senior Secured Liabilities and the Agent Liabilities.

“Secured Obligations” means all the Liabilities and all other present and future obligations at any time due, owing or incurred by any Debtor to any Secured Party under the Secured Finance Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.

“Secured Parties” means (a) in relation to the Control Share Pledges, the Hedge Counterparties, the Senior Secured Noteholders and the Security Agent but, in the case of each Hedge Counterparty, only if it is a Party or has acceded to this Agreement in the appropriate capacity pursuant to Clause 18.9 (Creditor Accession Undertaking); or (b) in relation to any Transaction Security (other than the Control Share Pledges), the Super Senior Creditors (and, in the case of each Hedge Counterparty, only if it is a Party or has acceded to this Agreement in the appropriate capacity pursuant to Clause 18.9 (Creditor Accession Undertaking)), the Senior Secured Creditors and the Security Agent and any Receiver or Delegate from time to time.

“Security means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Agent’s Spot Rate of Exchange” means, in respect of the conversion of one currency (the “First Currency”) into another currency (the “Second Currency”) the Security Agent’s spot rate of exchange for the purchase of the Second Currency with the First Currency in the London foreign exchange market at or about 11.00 a.m. (London time) on a particular day, which shall be notified by the Security Agent in accordance with paragraph (d) of Clause 16.9 (Security Agent’s obligations).

“Security Documents” means:

(a)	each of the Transaction Security Documents;

(b)
any other document entered into at any time by any of the Debtors creating any guarantee, indemnity, Security or other assurance against financial loss in favour of any of the Secured Parties as security for any of the Secured Obligations; and

(c)	any Security granted under any covenant for further assurance in any of the documents set out in paragraphs (a) and (b) above.

“Security Enforcement Objective” means maximising, so far as is consistent with prompt and expeditious enforcement of the Transaction Security, the recovery by the Secured Parties.

“Security Enforcement Principles” means those principles set out in Schedule 4 (Security Enforcement Principles).

“Security Property” means:

(a)
the Transaction Security expressed to be granted in favour of the Security Agent as agent or trustee for the Secured Parties (or pursuant to any joint and several creditorship or parallel debt provisions set out in Clause 16 (The Security Agent) for the benefit of any of the Secured Parties and all proceeds of that Transaction Security;

(b)
all obligations expressed to be undertaken by a Debtor to pay amounts in respect of the Liabilities to the Security Agent as agent or trustee for the Secured Parties (or pursuant to any joint and several creditorship or parallel debt provisions set out in Clause 16 (The Security Agent) and secured by the Transaction Security together with all representations and warranties expressed to be given by a Debtor in favour of the Security Agent as agent or trustee for (or otherwise for the benefit of) the Secured Parties;

(c)	the Security Agent’s interest in any trust fund created pursuant to Clause 9 (Turnover of Receipts); and

(d)
any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Debt Documents to hold as trustee on trust for (or otherwise for the benefit of) the Secured Parties.

“Senior Refinancing Agent” has the meaning given to it in Clause 15.1 (Senior Secured Notes Creditor Refinancing Liabilities).

“Senior Secured Credit Participation” means, in relation to a Senior Secured Creditor (other than an Agent (save for where that Agent falls within paragraph (b) of the definition of Agent)), the aggregate of the principal amount of outstanding Senior Secured Notes held by that Senior Secured Creditor.

“Senior Secured Creditors” means the Senior Secured Notes Creditors, provided that for the purposes of any provision of this Agreement relating to Security granted pursuant to the Bezeq Share Pledge or the SP2 Share Pledge, the enforcement thereof or proceeds therefrom, a Senior Secured Notes Creditor shall be deemed to be a Senior Secured Creditor only to the extent that its interests in the Secured Liabilities, directly or indirectly (individually or together with others), do not exceed the limits set forth in Clause 2.5(b)(i) (Maximum holdings of Noteholders; maximum interest in certain Security granted to Hedge Counterparties).

“Senior Secured Creditor Refinancing Liabilities” has the meaning given to it in Clause 15.1 (Senior Secured Notes Creditor Refinancing Liabilities).

“Senior Secured Discharge Date” means the Senior Secured Notes Discharge Date.

“Senior Secured Finance Documents” means the Senior Secured Notes Finance Documents, the Hedging Agreements and the Security Documents.

“Senior Secured Liabilities” means the Senior Secured Notes Creditor Liabilities.

“Senior Secured Noteholders” means the holders, from time to time, of the Senior Secured Notes under the Senior Secured Notes Indenture.

“Senior Secured Notes” means the USD 800,000,000 7.375 per cent. senior secured notes due 2021 issued by the Issuer pursuant to the terms of the Senior Secured Notes Indenture on or about the date of this Agreement.

“Senior Secured Notes Acceleration Event” means:

(a)
the Notes Trustee (or any of the Senior Secured Noteholders) exercising any rights to accelerate amounts outstanding under the Senior Secured Notes pursuant to the Senior Secured Notes Indenture such that such amounts become immediately due and payable; or

(b)	any Senior Secured Notes Creditor Liabilities becoming due and payable by operation of any automatic acceleration provisions in any Senior Secured Notes Finance Document.

“Senior Secured Notes Creditors” means the Senior Secured Noteholders and the Notes Trustee.

“Senior Secured Notes Creditor Liabilities” means the Liabilities owed by any Debtor to the Senior Secured Notes Creditors under the Senior Secured Notes Finance Documents, including, subject to Clause 14 (Refinancing of Senior Secured Notes Creditor Liabilities), any Senior Secured Notes Creditor Refinancing Liabilities incurred to refinance or replace any Senior Secured Notes Creditor Liabilities.

“Senior Secured Notes Discharge Date” means the date on which all Senior Secured Notes Creditor Liabilities have been fully and finally discharged to the satisfaction of the Notes Trustee (acting reasonably), including by way of defeasance or discharge in accordance with the terms of the Senior Secured Notes Indenture, whether or not as the result of an enforcement.

“Senior Secured Notes Finance Documents” means:

(a)	the Senior Secured Notes;

(b)	the Senior Secured Notes Indenture;

(c)	the Senior Secured Notes Guarantees;

(d)	this Agreement;

(e)	the Transaction Security Documents; and

(f)
any other document entered into in connection with the Senior Secured Notes (which for the avoidance of doubt excludes any document to the extent it sets out rights of the initial purchasers of the Senior Secured Notes (in their capacities as initial purchasers) against any member of the Group) and designated a Senior Secured Notes Finance Document by the Issuer and the Notes Trustee.

“Senior Secured Notes Finance Parties” means the Notes Trustee (on behalf of itself and the Senior Secured Noteholders) and the Security Agent in its capacity as notes security agent.

“Senior Secured Notes Guarantee” means any guarantee granted by any member of the Group in favour of the Notes Trustee or any Senior Secured Noteholder contained in any Senior Secured Notes Finance Document.

“Senior Secured Notes Indenture” means the senior secured note indenture dated on or about the Senior Secured Notes Issue Date, between, among others, the Issuer and the Notes Trustee.

“Senior Secured Notes Issue Date” means the first date on which the Senior Secured Notes are issued pursuant to the Senior Secured Notes Indenture.

“Senior Secured Notes Outstandings” means the principal amount of outstanding Senior Secured Notes held by the Senior Secured Noteholders.

“Senior Secured Notes Trustee Amounts” means, in relation to the Notes Trustee, amounts payable to the Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof under the Senior Secured Notes Finance Documents, any provisions (including indemnity provisions) for costs and expenses in favour of the Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof contained in Senior Secured Notes Finance Documents, all compensation for services provided by the Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof which is payable to the Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof pursuant to the terms of the Senior Secured Notes Finance Documents and all out-of-pocket costs and expenses properly incurred by the Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof in carrying out its duties or performing any service pursuant to the terms of Senior Secured Notes Finance Documents, including, without limitation (a) compensation for the costs and expenses of the collection by the Notes Trustee of any amount payable to the Notes Trustee for the benefit of the Senior Secured Noteholders, and (b) costs and expenses of the Notes Trustee’s advisers, receivers, delegates, attorneys, agents or appointees (but excluding (i) any payment in relation to any unpaid costs and expenses incurred in respect of any litigation initiated by the Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee on behalf of the Notes Trustee against any of the Senior Secured Creditors or their Agents; and (ii) any payment made directly or indirectly on or in respect of any amounts owing under any Senior Secured Notes (including principal, interest, premium or any other amounts to any of the Senior Secured Noteholders)) including VAT where applicable provided, in each case, only to the extent required under the Senior Secured Notes Finance Documents.

“Senior Secured Required Holders” means, at any time, those Required Senior Secured Noteholders whose Senior Secured Credit Participations at that time aggregate more than 50 per. cent of the total Senior Secured Credit Participations at that time.

“Shareholder Creditor” means;

(a)	any Original Shareholder Creditor; and

(b)
any direct or indirect shareholder of the Issuer or Affiliate of the Issuer which is not a member of the Group (and their respective transferees and successors) which has made a Subordinated Shareholder Loan to the Issuer or another member of the Group, which is not prohibited under the terms of the Senior Secured Notes Finance Documents and which accedes to this Agreement by executing a Creditor/Agent Accession Undertaking in accordance with this Agreement, which in each case has not ceased to be a Shareholder Creditor in accordance with this Agreement.

“Shareholder Debt Documents” means all documents, agreements and instruments between any Debtor and Shareholder Creditor evidencing any Shareholder Liabilities.

“Shareholder Liabilities” means all Liabilities of any Debtor to any Shareholder Creditor in respect of any Subordinated Shareholder Loan excluding, for the avoidance of doubt, any Liabilities of any Debtor under the Senior Secured Finance Documents purchased by any Shareholder Creditor.

“SP2 Share Pledge” means the pledge and charge over the shares of SP2, dated on or about the date of this Agreement, between SP1 and the Security Agent.

“Subordinated Creditors” means the Shareholder Creditors and the Intra-Group Lenders.

“Subordinated Liabilities means the Shareholder Liabilities and the Intra-Group Liabilities.

“Subordinated Shareholder Loan” has the meaning given to the term “Subordinated Shareholder Loans” in the Senior Secured Notes Indenture.

“Subsidiary” has the meaning given to the term “Subsidiary” in the Senior Secured Notes Indenture.

“Super Senior Credit Participation” means, in relation to a Super Senior Creditor (other than an Agent (save for where that Agent falls within paragraph (b) of the definition of Agent)), the aggregate of:

(a)
in respect of any transaction of that Super Senior Creditor under any Hedging Agreement that has, as of the date the calculation is made, been terminated or closed out in accordance with the terms of this Agreement, the amount, if any, payable to it under any Hedging Agreement in respect of that termination or close-out as of the date of termination or close-out (and before taking into account any interest accrued on that amount since the date of termination or close-out) to the extent that amount is unpaid (that amount to be certified by the relevant Super Senior Creditor and as calculated in accordance with the relevant Hedging Agreement); and

(b)
in respect of any transaction of that Super Senior Creditor under any Hedging Agreement that has, as of the date the calculation is made, not been terminated or closed out, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that transaction, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement or the corresponding definition in any Hedging Agreement not based on an ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement or the corresponding definition in any Hedging Agreement not based on an ISDA Master Agreement), that amount to be certified by the relevant Super Senior Creditor and as calculated in accordance with the relevant Hedging Agreement.

“Super Senior Creditors” means the Hedge Counterparties, provided that for the purposes of any provision of this Agreement relating to Security granted pursuant to the Bezeq Share Pledge or the SP2 Share Pledge, the enforcement thereof or proceeds therefrom, a Hedge Counterparty shall be deemed to be a Super Senior Creditor only to the extent that its interests in the Secured Liabilities, directly or indirectly (individually or together with others), do not exceed the limits set forth in Clause 2.5(b)(ii) (Maximum holdings of Noteholders; maximum interest in certain Security granted to Hedge Counterparties).

“Super Senior Discharge Date” means the first date on which all Super Senior Liabilities have been fully and finally discharged to the satisfaction of each Hedge Counterparty, acting reasonably, whether or not as the result of an enforcement, and the Super Senior Creditors are under no further obligation to provide financial accommodation to any of the Debtors under any Hedging Agreement.

“Super Senior Finance Documents” means:

(a)	the Hedging Agreements;

(b)	the Security Documents;

(c)	this Agreement; and

(d)	any other document entered into in connection with the Super Senior Liabilities and designated a Super Senior Finance Document by the Super Senior Creditors and the Issuer.

“Super Senior Liabilities” means the Hedging Liabilities.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same.

“Total Exchange Rate Hedged Amount” means, at any time, the sum of all Aggregate Exchange Rate Hedged Amounts at that time.

“Total Interest Rate Hedged Amount” means, at any time, the sum of all Aggregate Interest Rate Hedged Amounts at that time.

“Transaction Security” means the Security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Documents.

“Transaction Security Documents” means:

(a)	the SP2 Share Pledge;

(b)	the Bezeq Share Pledge; and

(c)	the accounts charge, dated on or about the date of this Agreement, between SP2 and the Security Agent,

together with any other document entered into by any member of the Group creating or expressed to create any Security over all or any part of its assets in respect of the Secured Obligations.

“Unrestricted Subsidiary” has the meaning given to “Unrestricted Subsidiary” in the Senior Secured Notes Indenture.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112);

(b)
any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere; and

(c)	any tax imposed in compliance with the Israeli Value Added Tax Law, 5736-1975 and any regulations and orders promulgated thereunder.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)
any “Agent”, “Creditor”, “Debtor”, “Hedge Counterparty”, “Intra-Group Lender”, “Issuer”, “Party”, “Security Agent”,  “Super Senior Creditor”, “Senior Secured Creditor”, “Shareholder Creditor”, “Subordinated Creditor”, “Notes Trustee” or “Subsidiary Guarantor” shall be construed to be a reference to it in its capacity as such and not in any other capacity;

(ii)
subject to the terms and conditions of the Pledge Permit, the Communications Law and the Communications Order, any “Agent”, any “Creditor”, any “Debtor”, any “Hedge Counterparty”, any “Party”, the “Notes Trustee” or the “Security Agent” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with this Agreement;

(iii)	“assets” includes present and future properties, revenues and rights of every description;

(iv)
a “Debt Document” or any other agreement or instrument is (other than a reference to a Debt Document or any other agreement or instrument in original form) a reference to that Debt Document, or other agreement or instrument, as amended, novated, supplemented, extended or restated as permitted by this Agreement;

(v)
“enforcing” (or any derivation) the Transaction Security shall include the appointment of an administrator of a Debtor by the Security Agent, except with respect to the Control Share Pledges, in which case “enforcing” (or any derivation) the Transaction Security shall include only the methods of enforcement permitted under Clause 11.8 (Limitations on enforcement of Control Share Pledges);

(vi)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)	the “original form” of a Debt Document or any other agreement or instrument is a reference to that Debt Document, agreement or instrument as originally entered into;

(viii)
a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(ix)
a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(x)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	“$”, “USD” and “dollars” denote the lawful currency of the United States of America.

(d)	A Default or an Event of Default is “continuing” if it has not been remedied or waived.

(e)	An Acceleration Event is “continuing” if it has not been revoked in writing.

(f)
Creditors may only benefit from Group Recoveries to the extent that the Liabilities of such Creditors have the benefit of the guarantees or security under which such Group Recoveries are received and provided that, in all cases, the rights of such Secured Parties shall in any event be subject to the priorities set out in Clause 13 (Application of Proceeds) and provided further, however, that this shall not prevent:

(i)	the Notes Trustee from claiming and being paid the Senior Secured Notes Trustee Amounts; or

(ii)	a Senior Secured Creditor benefiting from any Group Recoveries where it was not legally possible for that Senior Secured Creditor to obtain the relevant guarantees or security.

(g)
In determining whether or not any Liabilities have been fully and finally discharged, the relevant Agent will disregard contingent liabilities (such as the risk of claw back flowing from a preference) except to the extent the relevant Agent reasonably believes (after taking such legal advice as it considers appropriate) that there is a reasonable likelihood that those liabilities will become actual liabilities.

(h)	Where any Consent is required under this Agreement after the Senior Secured Discharge Date from a Senior Secured Creditor, such Consent requirement will cease to apply.

(i)
References to the Notes Trustee acting on behalf of the Senior Secured Noteholders means the Notes Trustee acting on behalf of the Senior Secured Noteholders with the Consent of the requisite number of Senior Secured Noteholders required under and in accordance with the Senior Secured Notes Indenture.  The Notes Trustee will be entitled to seek instructions from the Senior Secured Noteholders which it represents to the extent required by the Senior Secured Notes Indenture as to any action to be taken by it under this Agreement.

(j)
Any Consent to be given under this Agreement shall mean such Consent is to be given in writing, which for the purposes of this Agreement will be deemed to include any instructions, waivers or Consents provided through any applicable clearance system in accordance with the terms of the relevant Debt Document.

1.3	Third Party Rights

(a)
Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Rights Act”) to enforce or to enjoy the benefit of any term of this Agreement.

(b)
Notwithstanding any term of this Agreement but subject to the terms and conditions of the Pledge Permit, the Consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c)
Any Receiver, Delegate or any other person described in Clause 16.12 (No proceedings) may, subject to this Clause 1.3 and the Third Parties Rights Act, rely on any Clause of this Agreement which expressly confers rights on it.

(d)
The Third Parties Rights Act shall apply to this Agreement in respect of any Senior Secured Noteholder which by holding a Senior Secured Note, as the case may be, has been deemed to agree to be bound by the provisions of this Agreement and will be deemed to receive the benefits hereof, and be subject to the terms and conditions hereof, as if such person was a Party.  For the purposes of the preceding sentence, upon any person becoming a Senior Secured Noteholder, such person shall be deemed a Party provided that such person is bound by this Agreement under the terms of the Senior Secured Notes Indenture.

2.	RANKING, PRIORITY, MAXIMUM HOLDINGS OF NOTEHOLDERS AND MAXIMUM INTEREST IN SECURITY GRANTED TO HEDGE COUNTERPARTIES

2.1	Super Senior Liabilities and the Senior Secured Liabilities

(a)	Each of the Parties agrees that the Super Senior Liabilities and the Senior Secured Liabilities shall rank in right and priority of payment pari passu and without any preference between them.

(b)
Nothing in this Agreement shall prevent payment of any amounts payable to the Notes Trustee at any time as and when the same are due and payable and, for the avoidance of doubt, such amounts shall rank in accordance with the order of priority set out in Clause 13.1 (Order of application of Group Recoveries).

2.2	Transaction Security

Each of the Parties agrees that the Transaction Security shall rank and secure the  Super Senior Liabilities and the Senior Secured Liabilities pari passu and without any preference between them.

2.3	Subordinated Liabilities

(a)	Each of the Parties agrees that the Subordinated Liabilities are postponed and subordinated to the Secured Liabilities.

(b)	This Agreement does not purport to rank any of the Subordinated Liabilities as between themselves.

2.4	Additional and/or refinancing debt

The Creditors acknowledge that the Debtors (or any of them) may wish to (a) incur incremental Borrowing Liabilities and/or Guarantee Liabilities in respect of incremental Borrowing Liabilities (or other liabilities permitted to be incurred under the Senior Secured Notes Indenture and secured by the Transaction Security) or (b) refinance Borrowing Liabilities and/or incur Guarantee Liabilities in respect of any such refinancing of Borrowing Liabilities (or other liabilities), which in any such case are intended to rank and/or share any existing Security pari passu with any existing Liabilities and/or to rank behind any existing Liabilities and/or to share in any existing Security behind any existing Liabilities (or may rank senior to Senior Secured Notes Liabilities in respect of proceeds of enforcement of collateral to the extent permitted under the Senior Secured Notes Indenture).  The Creditors confirm that if and to the extent such a financing or refinancing and such ranking and such Security is not prohibited by the terms of the Debt Documents at such time, they will (at the cost of the Debtors) co-operate with the Debtors with a view to enabling such financing or refinancing and such sharing in the Security to take place.  In particular, but without limitation, each Primary Creditor hereby authorises and directs its relevant Agent to, and each Hedge Counterparty agrees to, execute any amendment to this Agreement and such other Debt Documents required to reflect such arrangements to the extent such financing, refinancing and/or sharing is not prohibited by such Debt Documents.

2.5	Maximum holdings of Noteholders; maximum interest in certain Security granted to Hedge Counterparties

(a)
The share of each Senior Secured Noteholder and each Hedge Counterparty, directly or indirectly, alone or together with others, upon exercise of the lien over the means of control of Bezeq and/or SP2, shall not exceed the percentage specified in paragraph (b) below, including (i) the percentage so held in the event that any dissolution proceedings whatsoever are pending with respect to the Issuer and/or Bezeq and/or SP2; and (ii) the percentage so held in the context of any debt arrangement between the Issuer and/ or Bezeq and/or SP2 and the Senior Secured Noteholders and the Hedge Counterparties.

(b)	With respect to

(i)
each Senior Secured Noteholder, such percentage not to be exceeded as specified in paragraph (a) above shall be the percentage of permitted holding of Senior Secured Notes specified in the Pledge Permit (which, as of the date of this Agreement, is 10 per cent. of the Senior Secured Notes Outstandings), provided that if the Senior Secured Notes Outstandings are reduced, the amount that a Senior Secured Noteholder is permitted to hold will be reduced accordingly; and

(ii)
each Hedge Counterparty, such percentage not to be exceeded as specified in paragraph (a) above shall be the percentage permitted by the Pledge Permit (which, as of the date of this Agreement, is 16.66 per cent. of the total Bezeq shares subject to the Bezeq Share Pledge and the means of control attached thereto) (each of the applicable percentages in (i) and (ii) above as so calculated, a “Restricted Percentage”).  It is further clarified that for the purpose of the calculation set forth above in this paragraph (b)(ii), upon the exercise of the lien over the means of control of Bezeq and/or SP2, the interest of each Hedge Counterparty in such means of control arising by virtue of its holdings (directly or indirectly, alone or together with others) of Senior Secured Notes shall be aggregated with its interest in such means of control in its capacity as a Hedge Counterparty.

(c)
It is hereby clarified that for the purpose of the calculation set forth in paragraph (b)(i) above, the holdings of a Senior Secured Noteholder in the means of control in Bezeq arising otherwise than in its capacity as a Senior Secured Noteholder, to the extent such holdings exist, shall not be taken into account.  It is further clarified that, for the purpose of the calculation set forth in paragraph (b)(ii) above, the holdings in the means of control in Bezeq of a Hedge Counterparty arising otherwise than in its capacity as a Hedge Counterparty or as a Senior Secured Noteholder, to the extent such holdings exist, shall not be taken into account.

(d)
In the event that the share of a Senior Secured Noteholder or a Hedge Counterparty, directly or indirectly, alone or together with others, upon exercise of the Security over the means of control in Bezeq and/or SP2, shall exceed the applicable Restricted Percentage:

(i)
the holdings of that Senior Secured Noteholder shall become “excess holdings” as defined under the Communications Law, and shall be subject to the provisions of the Communications Order concerning holders of excess holdings; and

(ii)
with respect to the relevant Hedge Counterparty, the amount of Hedging Liabilities owing to such Hedge Counterparty in excess of the applicable Restricted Percentage shall be deemed not to be secured by the Control Share Pledges such that the applicable Restricted Percentage is no longer exceeded by such Hedge Counterparty.

(e)
Paragraphs (a) to (d) (inclusive) above with respect to the Senior Secured Notes shall not apply to a nominee company, clearing house, stock exchange member or a custodian (each of the above-mentioned bodies, the “Body” and the “Exception”), provided that such Body meets the following conditions:

(i)
the Exception shall only apply with respect to Senior Secured Notes that such Body is not holding for its own account and Notes held by such Body for its own account shall be subject to the provisions of the Communications Law, the Communications Order and the Pledge Permit; and

(ii)
such Body is not eligible to take any action for the realisation of the Control Share Pledges, except in accordance with the instructions of the Senior Secured Noteholders and subject to the provisions of the Pledge Permit, including provisions of Section 7 of the Pledge Permit.

(f)	Each Hedge Counterparty by executing this Agreement agrees to be bound by the limitations described in this Clause 2.5 and the provisions of the Pledge Permit.

(g)
The Issuer, together with the Ministry of Communications and the relevant Ministers and authorities (as applicable), may from time to time amend or supplement the Pledge Permit or the terms thereof in any manner that would not result in any additional restrictions on Senior Secured Noteholders or any Hedge Counterparty or any additional limitations on enforceability or realisation of any Transaction Security, in each case, which were not otherwise in place immediately prior to such amendment.  Such amendments (together with any corresponding changes to the Security Documents, subject to Section 4.18 (Impairment of Security Interests) of the Senior Secured Notes Indenture) may be effected without the consent of any Senior Secured Noteholder, Hedge Counterparty, the Notes Trustee or the Security Agent, and the Notes Trustee and the Security Agent are hereby authorised to take any and all action as may reasonably be required, in cooperation with the Issuer, to give effect to the foregoing.

(h)	Neither the Notes Trustee nor the Security Agent shall have any duty to monitor percentage holdings of the Senior Secured Noteholders or the Hedge Counterparties.

(i)
As used in this Clause 2.5 and in the definitions of “Senior Secured Creditors” and “Super Senior Creditors” in Clause 1.1 (Definitions), the term “directly or indirectly” and “alone or together with others” shall be interpreted to mean “bemei’isharin o-beakiffin” and “beyakhad im akherim,” respectively, and the term “means of control” shall be interpreted to mean “emtzaei shlita”, in each case within the meaning of the Pledge Permit, Communications Order and Communications Law, as applicable.

3.	SENIOR SECURED NOTES CREDITOR LIABILITIES

3.1	Payments of Senior Secured Notes Creditor Liabilities

(a)
The Debtors may make Payments in respect of the Senior Secured Notes Creditor Liabilities at any time in accordance with the Senior Secured Notes Finance Documents, and for the avoidance of doubt, the Senior Secured Noteholders shall not be under any obligation to turn over any such payments under Clause 9.2 (Turnover by the Primary Creditors).

(b)
Following the occurrence of an Acceleration Event, no member of the Group may make Payment of the Senior Secured Notes Creditor Liabilities except from Enforcement Proceeds or Group Recoveries distributed in accordance with Clause 13 (Application of Proceeds) unless otherwise agreed with the Notes Trustee, provided that:

(i)
for the avoidance of doubt, unless any such Payment constitutes proceeds referred to in Clause 9.2 (Turnover by the Primary Creditors), it shall not be required to be turned over by any Senior Secured Noteholder under Clause 9.2 (Turnover by the Primary  Creditors);

(ii)	the Payments prohibited by this paragraph (b) will remain owing by the relevant Debtor(s);

(iii)
nothing in this paragraph (b) shall prevent a Senior Secured Noteholder from receiving any Payment of any Senior Secured Notes Creditor Liabilities from any distribution or dividend out of a Debtor’s unsecured assets (pro rata to each unsecured creditor’s claim) made by a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer appointed in respect of any Debtor or any of its assets (subject to any applicable turnover obligation under Clause 9.2 (Turnover by the Primary Creditors)).

The restriction in this paragraph (b) shall not apply to the extent that such Acceleration Event has subsequently been cancelled and/or irrevocably revoked in writing by the Notes Trustee (in relation to the Senior Secured Noteholders) and each Hedge Counterparty.

(c)
The Parties acknowledge that Senior Secured Notes Trustee Amounts are senior obligations of the Issuer and the Debtors and payments in respect of the same are not restricted by or subject to the terms of this Agreement.

3.2	Amendments and waivers

Subject to the terms and conditions of the Pledge Permit, the Senior Secured Notes Finance Parties and the Senior Secured Noteholders may amend or waive the terms of the Senior Secured Notes Finance Documents in accordance with the terms of the Senior Secured Notes Finance Documents (and subject to any Consent required under them) at any time.

3.3	Option to purchase: Senior Secured Notes Creditors

(a)
After a Distress Event and subject to Clause 3.4 (Terms of Purchase), the Notes Trustee may, acting at the direction and the expense and on behalf of any Senior Secured Noteholder so instructing the Notes Trustee (the “Purchasing Senior Secured Creditors”) and subject to being indemnified and/or secured (including by way of pre-funding) to the Notes Trustee’s satisfaction, if it gives not less than 10 days’ prior written notice to the Hedge Counterparties, acquire or procure the acquisition by a person nominated by the Purchasing Senior Secured Creditors of all (but not part only) of the rights and obligations of the Hedge Counterparties in connection with the Hedging Liabilities under the Hedging Agreements (for the purposes of this Clause 3.3 and Clause 3.4 (Terms of Purchase) only, the “Super Senior Acquisition Debt”) by way of transfer under the relevant ISDA Novation Agreements or other instruments pursuant to which the rights and obligations are transferred, in each case as agreed between the parties thereto at such time.

(b)
If more than one Purchasing Senior Secured Creditor wishes to exercise the option to purchase the Super Senior Acquisition Debt in accordance with paragraph (a) above, each such Purchasing Senior Secured Creditor shall acquire the Super Senior Acquisition Debt pro rata, in the proportion that its Senior Secured Credit Participation bears to the aggregate Senior Secured Credit Participations of all the Purchasing Senior Secured Creditors.  For the avoidance of doubt, Purchasing Senior Secured Creditors wishing to exercise the option to purchase the Super Senior Acquisition Debt shall inform the Notes Trustee in accordance with the terms of the Senior Secured Notes Indenture.  Furthermore, the Notes Trustee shall promptly inform the Hedge Counterparties of the Purchasing Senior Secured Creditors’ intention to exercise the option to purchase the Super Senior Acquisition Debt.

3.4	Terms of purchase

Any purchase under Clause 3.3 (Option to Purchase: Senior Secured Notes Creditors) shall be on the following terms:

(a)
that the transfer is lawful and made in accordance with the terms of the Pledge Permit and is further subject to Clause 2.5 (Maximum interests granted to Noteholders and in certain security granted to Hedge Counterparties);

(b)	each Hedge Counterparty is satisfied with the results of any “know your client” or other checks relating to the identity of any person in relation to such a transfer;

(c)
payment in full in cash of the Hedging Purchase Amount in respect of the transaction under the relevant Hedging Agreements together with costs and expenses (including legal fees) incurred by the relevant Hedge Counterparties as a consequence of giving effect to the transfer to such Purchasing Senior Secured Creditors;

(d)
after the transfer, no Hedge Counterparty will be under any actual or contingent liability to any Debtor or any other person under this Agreement or any Hedging Agreement for which it is not holding cash collateral in an amount and on terms reasonably satisfactory to it;

(e)
the Purchasing Senior Secured Creditors (or, if required by the Hedge Counterparties, a third party acceptable to all the Hedge Counterparties) indemnifies each Hedge Counterparty under the Hedging Agreements in respect of all losses which may be sustained or incurred by any Hedge Counterparty as a result of any sum received or recovered by any Hedge Counterparty from any Debtor, any Purchasing Senior Secured Creditors or any other person being required (or it being alleged that it is required) to be paid back by or clawed back from any Hedge Counterparty for any reason; and

(f)	the relevant transfer shall be without recourse to, or warranty from, any Hedge Counterparty under any Hedging Agreements.

3.5	Option to purchase: Notes Trustee

For the purposes of Clause 3.3 (Option to purchase: Senior Secured Noteholders) and Clause 3.4 (Terms of Purchase), the term “Senior Secured Notes Creditors” and “Purchasing Senior Secured Creditors” shall not include the Notes Trustee.

3.6	Security and guarantees

The Secured Parties may take, accept or receive the benefit of:

(a)
any Security from any member of the Group in respect of the Secured Liabilities in addition to the Common Transaction Security, which, to the extent legally possible, is at the same time also granted either:

(i)	to the Security Agent as agent or trustee for the other Secured Parties in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot reasonably be granted in favour of the Security Agent as agent or trustee for the Secured Parties:

(A)	to the other Secured Parties in respect of their Liabilities; or

(B)	to the Security Agent under a parallel debt structure, joint and several creditor structure or agency structure for the benefit of the other Secured Parties,

and ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

(b)	any guarantee, indemnity or other assurance against loss from any member of the Group in respect of the Secured Liabilities in addition to those in:

(i)	the original form of the relevant Secured Finance Document; or

(ii)	any Common Assurance,

if and to the extent legally possible, at the same time it is also granted to the other Secured Parties in respect of their Liabilities and ranks in the same order of priority as that contemplated in Clause 2 (Ranking, Priority, Maximum Holdings of Noteholders and Maximum Interests in Security Granted to Hedge Counterparties).

4.	HEDGE COUNTERPARTIES AND HEDGING LIABILITIES

4.1	Identity of Hedge Counterparties

No person providing hedging arrangements to any Debtor shall be entitled to share in any of the Transaction Security unless that person is or becomes a Party as a Hedge Counterparty in accordance with this Agreement and is identified or defined as a one of the “Gufim Megadrim” in the Pledge Permit.

4.2	Restriction on Payment: Hedging Liabilities

Prior to the Final Discharge Date, no Debtor shall, and the Issuer shall procure that no member of the Group will, make any Payment of the Hedging Liabilities at any time unless:

(a)	that Payment is permitted under Clause 4.3 (Permitted Payments: Hedging Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (d) of Clause 4.9 (Permitted enforcement: Hedge Counterparties).

4.3	Permitted Payments: Hedging Liabilities

(a)
Subject to paragraph (b) below, a Debtor may make Payments to any Hedge Counterparty in respect of the Hedging Liabilities then due to that Hedge Counterparty under any Hedging Agreement in accordance with the terms of that Hedging Agreement:

(i)	if the Payment is a scheduled Payment arising under the relevant Hedging Agreement;

(ii)	to the extent that that Debtor’s obligation to make the Payment arises as a result of the operation of:

(A)
any of sections 2(d) (Deduction or Withholding for Tax), 2(e) (Default Interest; Other Amounts), 8(a) (Payment in the Contractual Currency), 8(b) (Judgments) and 11 (Expenses) of the 1992 ISDA Master Agreement (if the Hedging Agreement is based on a 1992 ISDA Master Agreement); or

(B)
any of sections 2(d) (Deduction or Withholding for Tax), 8(a) (Payment in the Contractual Currency), 8(b) (Judgments), 9(h)(i) (Prior to Early Termination) and 11 (Expenses) of the 2002 ISDA Master Agreement of that Hedging Agreement (if the Hedging Agreement is based on a 2002 ISDA Master Agreement);

(iii)	to the extent that that Debtor’s obligation to make the Payment arises from a Non-Credit Related Close-Out;

(iv)	to the extent that:

(A)	that Debtor’s obligation to make the Payment arises from a Credit Related Close-Out in relation to that Hedging Agreement; and

(B)	no Event of Default or Acceleration Event is continuing at the time of the Payment;

(v)	if the Payment is a Payment pursuant to Clause 13.1 (Order of application of Group Recoveries);

(vi)	if the Senior Secured Required Holders give prior Consent to the Payment being made; or

(vii)	if:

(A)
the Payment arises from an amendment or waiver permitted under Clause 4.6 (Amendments and waivers: Hedging Agreements) or a close-out or termination permitted under paragraphs (d) or (f) of Clause 4.12 (Terms of Hedging Agreements); or

(B)
the Payment arises from a close-out or termination arising as a result of an Event of Default in respect of which the Hedge Counterparty is the Defaulting Party or a Termination Event in respect of which the Hedge Counterparty is an Affected party occurring under the Hedging Agreement (“Event of Default”, “Termination Event”, “Defaulting Party” and “Affected Party” being as defined in the ISDA Master Agreement), in each case provided that no Distress Event has occurred and is continuing.

(b)
No Payment may be made to a Hedge Counterparty under paragraph (a) above if such payment may be withheld by the relevant Debtor pursuant to section 2(a)(iii) of the ISDA Master Agreement.  For the avoidance of doubt, no payment will be due from a Hedge Counterparty and unpaid if that Hedge Counterparty is entitled to withhold any payment pursuant to section 2(a)(iii) of the ISDA Master Agreement.

(c)
Failure by a Debtor to make a Payment to a Hedge Counterparty which results solely from the operation of paragraph (b) above shall, without prejudice to Clause 4.4 (Payment obligations continue), not result in a default (however described) in respect of that Debtor under that Hedging Agreement or any other Secured Finance Document.

(d)
Nothing in this Agreement obliges a Hedge Counterparty to make a payment to a Debtor under a Hedging Agreement to which they are both party if any scheduled Payment due from that Debtor to the Hedge Counterparty under that Hedging Agreement is due and unpaid.  For the avoidance of doubt, this provision shall not affect any Payment which is due from a Hedge Counterparty to a Debtor as a result of a Hedging Agreement to which they are both a party being terminated or closed-out.

4.4	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clause 4.2 (Restriction on Payment: Hedging Liabilities) or Clause 4.3 (Permitted Payments: Hedging Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

4.5	No acquisition of Hedging Liabilities

Without prejudice to Clause 4.6 (Amendments and waivers: Hedging Agreements), following a Distress Event no Debtor shall, and the Issuer shall procure that no member of the Group will:

(a)	enter into any Liabilities Acquisition; or

(b)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any of the Hedging Liabilities unless the prior Consent of the Senior Secured  Required Holders (excluding the Hedge Counterparties) are obtained.

4.6	Amendments and waivers: Hedging Agreements

(a)	Subject to paragraph (b) below and Clause 4.14 (No outstanding transactions), no Hedge Counterparty, at any time, shall amend or waive any term of any Hedging Agreement to which it is a party.

(b)	A Hedge Counterparty may amend or waive any term of a Hedging Agreement to which it is a party in accordance with the terms of that Hedging Agreement if:

(i)	that amendment or waiver does not breach another term of this Agreement; and

(ii)	such amendment or waiver would not result in a breach of the terms of any Senior Secured Notes Finance Document or the Pledge Permit.

4.7	Security: Hedge Counterparties

No Hedge Counterparty shall take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss from any member of the Group in respect of any Hedging Liabilities other than:

(a)	Common Transaction Security;

(b)	any guarantee, indemnity or other assurance against loss contained in:

(i)	this Agreement;

(ii)	any Common Assurance; or

(iii)	the relevant Hedging Agreement no greater in extent than any of those referred to in paragraphs (i) and (ii) above;

(c)	as otherwise contemplated by Clause 3.6 (Security and guarantees);

(d)
the indemnities and/or rights of set-off and netting contained in the ISDA Master Agreements (in the case of a Hedging Agreement which is based on an ISDA Master Agreement) or any indemnities and/or rights of set-off and netting which are similar in meaning and effect to those indemnities and/or rights of set-off and netting (in the case of a Hedging Agreement which is not based on an ISDA Master Agreement).

4.8	Restriction on enforcement: Hedge Counterparties

Subject to Clause 4.9 (Permitted enforcement: Hedge Counterparties) and Clause 4.10 (Required enforcement: Hedge Counterparties) and without prejudice to each Hedge Counterparty’s rights under Clause 11.2 (Enforcement instructions) and Clause 11.4 (Manner of enforcement), the Hedge Counterparties shall not take any Enforcement Action in respect of any of the Hedging Liabilities or any of the hedging transactions under any of the Hedging Agreements at any time.

4.9	Permitted enforcement: Hedge Counterparties

(a)
To the extent it is able to do so under the relevant Hedging Agreement, a Hedge Counterparty may terminate or close-out in whole or in part any hedging transaction under that Hedging Agreement prior to its stated maturity:

(i)
if, prior to a Distress Event, the Issuer has certified to that Hedge Counterparty that the termination or close-out would not result in a breach of the Senior Secured Notes Indenture if at the time any Senior Secured Notes remain outstanding;

(ii)	if a Distress Event has occurred;

(iii)	if:

(A)	in relation to a Hedging Agreement which is based on the 1992 ISDA Master Agreement:

(I)	an Illegality or Tax Event or Tax Event Upon Merger (each as defined in the 1992 ISDA Master Agreement);

(II)	an event similar in meaning and effect to a Force Majeure Event (as defined in paragraph (B) below),

has occurred in respect of that Hedging Agreement; or

(B)
in relation to a Hedging Agreement which is based on the 2002 ISDA Master Agreement, an Illegality or Tax Event, Tax Event Upon Merger or a Force Majeure Event (each as defined in the 2002 ISDA Master Agreement) has occurred in respect of that Hedging Agreement; or

(C)	in relation to a Hedging Agreement not based on an ISDA Master Agreement, any substantially similar event has occurred;

(iv)
if an Event of Default has occurred under Section 6.01(a)(6) (Events of Default) of the Senior Secured Notes Indenture and is continuing in relation to a Debtor that is a party to that Hedging Agreement;

(v)	if the Senior Secured Required Holders (excluding the Hedge Counterparties) give prior Consent to that termination or close-out being made;

(vi)	on or following a refinancing (or repayment) and cancellation in full of the Secured Liabilities;

(vii)	to the extent that that termination or close-out is necessary to comply with Clause 4.15(b) (Total Interest Rate Hedged Amount and Total Exchange Rate Hedged Amount);

(viii)
if an Event of Default has occurred under Section 6.01(a)(9)(ii) (Events of Default) of the Senior Secured Notes Indenture and is continuing for three months from the date of occurrence of that Event of Default (subject to the cure provisions set forth in the Senior Secured Notes Indenture with respect to such Event of Default), provided that, notwithstanding any other provision of this Agreement, that Hedge Counterparty which terminated or closed-out in whole or in part any hedging transaction under that Hedging Agreement prior to its stated maturity in reliance on this subparagraph (a)(viii) (and not any other subparagraph of this Clause 4.9(a)) shall not take any Enforcement Action on any Charged Property prior to the date falling 14 days after the end of the three-month period;

(ix)
if an Event of Default under Section 6.01(a)(5) (Events of Default) of the Senior Secured Notes Indenture as in effect at the date of this Agreement has occurred and is continuing for 60 days from the occurrence of such Event of Default under Section 6.01(a)(5) (Events of Default) of the Senior Secured Notes Indenture (provided that, for purposes of the termination or close-out right described in this subparagraph (a)(ix), the Event of Default in respect of Section 6.01(a)(5) (Events of Default) of the Senior Secured Notes Indenture shall be deemed to have occurred (and the 60-day period referred to in this subparagraph (a)(ix) shall begin to run) from the date of the occurrence of the event described in Section 6.01(a)(5) (Events of Default) of the Senior Secured Notes Indenture regardless of whether the notice referred to in Section 6.01(b) (Events of Default) of the Senior Secured Notes Indenture (as in effect at the date of this Agreement) in respect of such Event of Default has been delivered);

(x)
if a merger or consolidation in respect of any Debtor has occurred in which the successor company does not assume both Hedging Liabilities to the relevant Hedge Counterparty and the Senior Secured Notes Creditor Liabilities owed by that Debtor upon such terms as are specified in the relevant Hedging Agreement; or

(xi)	an Enforcement Event has occurred and is continuing.

(b)
Each Debtor shall have the right (but not the obligation) to require a Hedge Counterparty that seeks to terminate a Hedging Agreement to which it is a party pursuant to paragraph (a)(viii) above to novate its rights and obligations under that Hedging Agreement to a third party without any cash payment by the Debtor.  Any such novation shall be on the following terms and shall be subject to the relevant conditions:

(i)
that the novation is lawful and made in accordance with the terms of the Pledge Permit and is further subject to Clause 2.5 (Maximum interests granted to Noteholders and in certain Security granted to Hedge Counterparties);

(ii)	the relevant Hedge Counterparty is satisfied with the results of any “know your client” or other checks relating to the identity of any person in relation to such novation;

(iii)
payment in full in cash of the amount required by the relevant Hedge Counterparty in connection with such novation together with costs and expenses (including legal fees) incurred by the relevant Hedge Counterparty as a consequence of giving effect to the novation;

(iv)
after the novation, the relevant Hedge Counterparty will not be under any actual or contingent liability to any Debtor or any other person under this Agreement or any Hedging Agreement for which it is not holding cash collateral in an amount and on terms reasonably satisfactory to it;

(v)
the transferee in respect of the novation (or, if required by the relevant Hedge Counterparty, a third party acceptable to such Hedge Counterparty) indemnifies that Hedge Counterparty under the relevant Hedging Agreements in respect of all losses which may be sustained or incurred by that Hedge Counterparty as a result of any sum received or recovered by that Hedge Counterparty from any Debtor, any transferee to whom such novation is made or any other person being required (or it being alleged that it is required) to be paid back by or clawed back from that Hedge Counterparty for any reason; and

(vi)	the relevant novation shall be without recourse to, or warranty from, the relevant Hedge Counterparty under the relevant Hedging Agreements.

(c)
If a Debtor has defaulted on any Payment due under a Hedging Agreement (after allowing any applicable notice or grace periods) and the default has continued unwaived for more than 10 Business Days after notice of that default has been given by the relevant Hedge Counterparty to that Debtor and to the Security Agent pursuant to paragraph (d) of Clause 21.3 (Notification of prescribed events), the relevant Hedge Counterparty:

(i)	may, to the extent it is able to do so under the relevant Hedging Agreement, terminate or close-out in whole or in part all hedging transactions under that Hedging Agreement; and

(ii)
until such time as the Security Agent has given notice to that Hedge Counterparty that the Transaction Security is being enforced (or that any formal steps are being taken to enforce the Transaction Security), shall be entitled to exercise any right it might otherwise have to sue for, commence or join legal or arbitration proceedings against any Debtor to recover any Hedging Liabilities due under that Hedging Agreement.

(d)	After the occurrence of an Insolvency Event in relation to a Debtor, each Hedge Counterparty shall be entitled to exercise any right it may otherwise have in respect of that Debtor to:

(i)	prematurely close-out or terminate any Hedging Liabilities of that Debtor;

(ii)	make a demand under any guarantee, indemnity or other assurance against loss given by that Debtor in respect of any Hedging Liabilities;

(iii)	exercise any right of set-off or take or receive any Payment in respect of any Hedging Liabilities of that Debtor; or

(iv)	claim and prove in the liquidation of that Debtor for the Hedging Liabilities owing to it.

4.10	Required enforcement: Hedge Counterparties

(a)
Subject to paragraph (b) below, a Hedge Counterparty shall promptly terminate or close-out in full all hedging transactions under all of the Hedging Agreements to which it is party prior to their stated maturity, following:

(i)	the occurrence of an Acceleration Event which is continuing and delivery to it of a notice from the Security Agent that an Acceleration Event has occurred and is continuing; and

(ii)	delivery to it of a subsequent notice from the Security Agent (acting on the instructions of an Instructing Group) instructing it to do so.

(b)
Paragraph (a) above shall not apply to the extent that that Acceleration Event occurred as a result of an arrangement made between any Debtor and any Primary Creditor with the purpose of bringing about that Acceleration Event.

(c)
If a Hedge Counterparty is entitled to terminate or close-out any hedging transaction under paragraph (c) of Clause 4.9 (Permitted enforcement: Hedge Counterparties) (or would have been able to if that Hedge Counterparty had given the notice referred to in that paragraph) but has not terminated or closed out each such hedging transaction, that Hedge Counterparty shall promptly terminate or close-out in full each such hedging transaction following a request to do so by the Security Agent (acting on the instructions of an Instructing Group).

4.11	Treatment of Payments due to Debtors on termination of hedging transactions

(a)
If, on termination of any hedging transaction under any Hedging Agreement occurring after a Distress Event, a settlement amount or other amount (following the application of any Close-Out Netting, Payment Netting or Inter-Hedging Agreement Netting in respect of that Hedging Agreement) falls due from a Hedge Counterparty to the relevant Debtor then that amount shall be paid by that Hedge Counterparty to the Security Agent, treated as the proceeds of enforcement of the Transaction Security and applied in accordance with the terms of this Agreement.

(b)
The payment of that amount by the Hedge Counterparty to the Security Agent in accordance with paragraph (a) above shall discharge the Hedge Counterparty’s obligation to pay that amount to that Debtor.

4.12	Terms of Hedging Agreements

The Hedge Counterparties (to the extent party to the Hedging Agreement in question) and the Debtors shall ensure that, at all times:

(a)
each Hedging Agreement documents only hedging arrangements entered into for the purpose of hedging the types of liabilities described in the definition of “Hedging Agreement” and that no other hedging arrangements are carried out under or pursuant to a Hedging Agreement; and

(b)	each Hedging Agreement is based on an ISDA Master Agreement or on another framework agreement which is similar in effect to an ISDA Master Agreement;

(c)
in the event of a termination of the hedging transaction entered into under a Hedging Agreement, as a result of a Termination Event or an Event of Default, each as defined in the relevant Hedging Agreement (or an event of similar meaning defined therein), that Hedging Agreement will:

(i)
if it is based on a 1992 ISDA Master Agreement, provide for payments under the “Second Method” and will make no material amendment to section 6(e) (Payments on Early Termination) of the ISDA Master Agreement;

(ii)	if it is based on a 2002 ISDA Master Agreement, make no material amendment to the provisions of section 6(e) (Payments on Early Termination) of the ISDA Master Agreement; or

(iii)
if it is not based on an ISDA Master Agreement, provide for any other method the effect of which is that the party to which that event is referable will be entitled to receive payment under the relevant termination provisions if the net replacement value of all terminated transactions entered into under that Hedging Agreement is in its favour;

(d)
each Hedging Agreement will provide that the relevant Hedge Counterparty will be entitled to designate an Early Termination Date or otherwise be able to terminate each transaction under such Hedging Agreement if so required pursuant to Clause 4.10 (Required enforcement: Hedge Counterparties);

(e)	each Hedging Agreement will permit (but shall not require) the relevant Debtor to exercise its rights provided for in (and in accordance with) Clause 4.13 (Termination of hedging);

(f)
each Hedging Agreement will permit the relevant Hedge Counterparty and each relevant Debtor to take such action as may be necessary to comply with Clause 4.15 (Total Interest Rate Hedged Amount and Total Exchange Rate Hedged Amount).

4.13	Termination of hedging

Each Debtor shall have the right (but not the obligation) to:

(a)
terminate and cancel any Hedging Agreement upon five Business Days’ prior written notice to the relevant Hedge Counterparty (with a copy to the Security Agent), provided that there are no outstanding hedging transactions thereunder; and/or

(b)
terminate (in full or in part) any transaction under a Hedging Agreement with the prior written consent of the relevant Hedge Counterparty, provided that no Default has occurred and is continuing at such time.

4.14	No outstanding transactions

If a Hedging Agreement is terminated by the relevant Debtor in circumstances where there are no outstanding transactions thereunder, as provided for in paragraph (a) of Clause 4.13 (Termination of hedging), the Hedge Counterparty shall immediately cease to be a Hedge Counterparty for the purposes of this Agreement and shall be discharged from further obligations to the Parties under this Agreement and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to such termination).

4.15	Total Interest Rate Hedged Amount and Total Exchange Rate Hedged Amount

(a)	In respect of the Senior Secured Notes Outstandings, the Issuer shall procure that at all times:

(i)	the Total Interest Rate Hedged Amount does not exceed the aggregate of the Permitted Maximum Interest Rate Hedged Amounts for each of the Debtors; and

(ii)	the Total Exchange Rate Hedged Amount does not exceed the aggregate of the Permitted Maximum Exchange Rate Hedged Amounts for each of the Debtors.

(b)	If any reduction in the Senior Secured Notes Outstandings results in:

(i)
an Interest Rate Hedge Excess then, on the same day as such reduction becomes effective in accordance with the terms of the Senior Secured Notes Finance Documents, the relevant Debtor(s) shall reduce each Hedge Counterparty’s Aggregate Interest Rate Hedged Amount by that Hedge Counterparty’s Interest Rate Hedge Proportion of that Interest Rate Hedge Excess by terminating or closing out any relevant hedging transaction(s) in full or in part, as may be necessary to achieve such reduction in each Hedge Counterparty’s Aggregate Interest Rate Hedged Amount; or

(ii)
an Exchange Rate Hedge Excess then, on the same day as such reduction becomes effective in accordance with the terms of the Senior Secured Notes Finance Documents, the relevant Debtor(s) shall reduce each Hedge Counterparty’s Aggregate Exchange Rate Hedged Amount by that Hedge Counterparty’s Exchange Rate Hedge Proportion of that Exchange Rate Hedge Excess by terminating or closing out any relevant hedging transaction(s) in full or in part, as may be necessary to achieve such reduction in each Hedge Counterparty’s Aggregate Exchange Rate Hedged Amount.

(c)
The relevant Debtors shall pay to that Hedge Counterparty (in accordance with the relevant Hedging Agreement) an amount equal to the sum of all payments (if any) that become due from each relevant Debtor to a Hedge Counterparty under the relevant Hedging Agreement(s) as a result of any action described in Clause 4.15(b).

(d)
Each Hedge Counterparty that is party to a Hedging Agreement shall cooperate in any process described in Clause 4.15(c) and (in accordance with the relevant Hedging Agreement(s)) shall pay any amount that becomes due from it under the relevant Hedging Agreement(s) to a Debtor as a result of any action described in Clause 4.15(b).

5.	GUARANTEE AND INDEMNITY TO HEDGE COUNTERPARTIES

5.1	Guarantee and indemnity

Each Subsidiary Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Hedge Counterparty punctual performance by each Debtor of all that Debtor’s payment obligations under the Hedging Agreements;

(b)
undertakes with each Hedge Counterparty that whenever another Debtor does not pay any amount when due under or in connection with any Hedging Agreement, that Subsidiary Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)
agrees with each Hedge Counterparty that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Hedge Counterparty immediately on demand against any cost, loss or liability it incurs as a result of a Debtor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Hedging Agreement on the date when it would have been due.  The amount payable by a Subsidiary Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 5 if the amount claimed had been recoverable on the basis of a guarantee.

5.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Debtors under the Hedging Agreements, regardless of any intermediate payment or discharge in whole or in part.

5.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Debtor or any security for those obligations or otherwise) is made by a Hedge Counterparty in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Subsidiary Guarantor under this Clause 5 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

5.4	Waiver of defences

The obligations of each Subsidiary Guarantor under this Clause 5 will not be affected by an act, omission, matter or thing which, but for this Clause 5, would reduce, release or prejudice any of its obligations under this Clause 5 (without limitation and whether or not known to it or any Hedge Counterparty) including:

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any other Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Debtor or any other person;

(e)
any amendment, novation, supplement, extension restatement (however fundamental and whether or not more onerous) or replacement of a Hedging Agreement or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any amount due or the addition of any new Hedging Liability under any Hedging Agreement or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Hedging Agreement or any other document or security; or

(g)	any insolvency or similar proceedings.

5.5	Debtor intent

Without prejudice to the generality of Clause 5.4 (Waiver of defences), each Subsidiary Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Hedging Agreements or amount made available under any of the Hedging Agreements.

5.6	Immediate recourse

Each Subsidiary Guarantor waives any right it may have of first requiring any Hedge Counterparty (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Subsidiary Guarantor under this Clause 5.  This waiver applies irrespective of any law or any provision of a Hedging Agreement to the contrary.

5.7	Appropriations

Until all amounts which may be or become payable by the Debtors under or in connection with the Hedging Agreements have been irrevocably paid in full, each Hedge Counterparty (or any trustee or agent on its behalf) may:

(a)
refrain from applying or enforcing any other moneys, security or rights held or received by that Hedge Counterparty (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Subsidiary Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Subsidiary Guarantor or on account of any Subsidiary Guarantor’s liability under this Clause 5.

5.8	Deferral of Subsidiary Guarantor’s rights

Until all amounts which may be or become payable by the Subsidiary Guarantors under or in connection with the Hedging Agreements have been irrevocably paid in full and unless the Security Agent, acting on instruction of the Super Senior Creditors, otherwise directs, no Subsidiary Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Hedging Agreements or by reason of any amount being payable, or liability arising, under this Clause 5:

(a)	to be indemnified by a Debtor;

(b)	to claim any contribution from any other guarantor of any Debtor’s obligations under the Hedging Agreements;

(c)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Hedge Counterparties under the Hedging Agreements or of any other guarantee or security taken pursuant to, or in connection with, the Hedging Agreements by any Hedge Counterparty;

(d)
to bring legal or other proceedings for an order requiring any Debtor to make any payment, or perform any obligation, in respect of which any Debtor has given a guarantee, undertaking or indemnity under this Clause 5;

(e)	to exercise any right of set-off against any Debtor; and/or

(f)	to claim or prove as a creditor of any Debtor in competition with any Hedge Counterparty.

If a Subsidiary Guarantor receives any benefit, payment or distribution in relation to such rights it shall promptly pay or transfer the same to the Security Agent or as the Security Agent may direct for application in accordance with Clause 13 (Application of Proceeds).

5.9	Release

(a)	The guarantee of a Subsidiary Guarantor under this Clause 5 will be released:

(i)
(other than in respect of a Subsidiary Guarantor that directly or indirectly owns any shares subject to the Bezeq Share Pledge) upon any sale, disposition, exchange or other transfer of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger, consolidation, amalgamation or combination) to a person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, provided that the sale or other disposition does not violate Section 3.12 (Offer to Purchase by Application of Share Disposition Proceeds) or Section 4.10 (Limitation on Sales of Specified Shares) of the Senior Secured Notes Indenture;

(ii)
(other than in respect of a Subsidiary Guarantor that directly or indirectly owns any shares subject to the Bezeq Share Pledge) upon any sale, disposition, exchange or other transfer of Capital Stock (as such term is defined in the Senior Secured Notes Indenture) of that Subsidiary Guarantor to a person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, provided that the sale or other disposition does not violate Section 3.12 (Offer to Purchase by Application of Share Disposition Proceeds) or Section 4.10 (Limitation on Sales of Specified Shares) of the Senior Secured Notes Indenture and the Subsidiary Guarantor ceases to be a Restricted Subsidiary as a result of the sale or other disposition;

(iii)	if the Issuer designates any Restricted Subsidiary that is a Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Senior Secured Notes Indenture;

(iv)	upon legal defeasance, covenant defeasance or satisfaction and discharge of the Hedging Agreements in accordance with their terms;

(v)	upon the full and final payment and performance of all obligations of the Issuer under the Hedging Agreements; or

(vi)	in accordance with Clause 24 (Consents, Amendments and Override).

(b)
Upon any occurrence giving rise to a release of a guarantee as specified in paragraph (a) above, the Hedge Counterparties or the Security Agent, as applicable, will, at the direction and cost of the Issuer, execute any documents reasonably required in order to evidence or effect such release, discharge and termination in respect of such guarantee.

(c)
A Subsidiary Guarantor not released from its obligations under this Clause 5 will remain liable for the full amount of the Debtors’ payment obligations under the Hedging Agreements and for the other obligations of any Subsidiary Guarantor under this Agreement as provided in this Clause 5.

5.10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Hedge Counterparty.

5.11	Limitation

Each Subsidiary Guarantor and each Hedge Counterparty hereby confirms that it is the intention of all such parties that the guarantee under this Clause 5 of such Subsidiary Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law or any similar law to the extent applicable to the guarantee under this Clause 5.  To effectuate the foregoing intention, each Hedge Counterparty and the Subsidiary Guarantors hereby irrevocably agree that the obligations of such Subsidiary Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Subsidiary Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under this Clause 5, result in the obligations of such Subsidiary Guarantor under its guarantee not constituting a fraudulent transfer or conveyance.

6.	INTRA-GROUP LENDERS AND INTRA-GROUP LIABILITIES

6.1	Restriction on Payment: Intra-Group Liabilities

Prior to the Final Discharge Date, no Debtor shall, and the Issuer shall procure that no member of the Group will, make any Payments of the Intra-Group Liabilities at any time unless:

(a)	that Payment is permitted under Clause 6.2 (Permitted Payments: Intra-Group Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 6.7 (Permitted enforcement: Intra-Group Lenders).

6.2	Permitted Payments: Intra-Group Liabilities

(a)	Subject to paragraph (b) below, a Debtor may make Payments in respect of the Intra-Group Liabilities (whether of principal, interest or otherwise) from time to time.

(b)
No Debtor shall make any Payments in respect of the Intra-Group Liabilities pursuant to paragraph (a) above if, at the time of that Payment, an Acceleration Event has occurred and is continuing unless:

(i)	prior to the Final Discharge Date, the Instructing Group Consents to that Payment being made; or

(ii)	that Payment is made to facilitate Payment of the Secured Liabilities (including but not limited to the Senior Secured Notes Trustee Amounts).

6.3	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 6.1 (Restriction on Payment: Intra-Group Liabilities) and 6.2 (Permitted Payments: Intra-Group Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

6.4	Acquisition of Intra-Group Liabilities

(a)	Subject to paragraph (b) below, a Debtor may, and may permit any other member of the Group to:

(i)	enter into any Liabilities Acquisition; or

(ii)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any Intra-Group Liabilities at any time.

(b)	Subject to paragraph (c) below, no action described in paragraph (a) above may take place in respect of any Intra-Group Liabilities if:

(i)	that action would result in a breach of the Senior Secured Notes Indenture; or

(ii)	at the time of that action, an Acceleration Event has occurred and is continuing.

(c)	The restrictions in paragraph (b) above shall not apply if:

(i)	prior to the Final Discharge Date, the Instructing Group Consents to that action; or

(ii)	that action is taken to facilitate Payment of the Secured Liabilities.

6.5	Security: Intra-Group Lenders

Prior to the Final Discharge Date, the Intra-Group Lenders may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Intra-Group Liabilities unless:

(a)	that Security, guarantee, indemnity or other assurance against loss is not prohibited by the terms of the Senior Secured Notes Indenture; or

(b)	the prior Consent of the Instructing Group is obtained.

6.6	Restriction on enforcement: Intra-Group Lenders

Subject to Clause 6.7 (Permitted enforcement: Intra-Group Lenders), none of the Intra-Group Lenders shall be entitled to take any Enforcement Action in respect of any of the Intra-Group Liabilities at any time prior to the Final Discharge Date.

6.7	Permitted enforcement: Intra-Group Lenders

After the occurrence of an Insolvency Event in relation to any member of the Group, each Intra-Group Lender may (unless otherwise directed by the Security Agent  (acting on instruction of the Instructing Group) or unless the Security Agent has taken, or has given notice that it intends to take, action on behalf of that Intra-Group Lender in accordance with Clause 8.5 (Filing of claims) or under any Transaction Security Document creating Security over the relevant Intra-Group Liabilities) exercise any right it may otherwise have against that member of the Group to:

(a)	accelerate any of that member of the Group’s Intra-Group Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Intra-Group Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Intra-Group Liabilities of that member of the Group; or

(d)	claim and prove in the liquidation of that member of the Group for the Intra-Group Liabilities owing to it.

6.8	Representations: Intra-Group Lenders

Each Intra-Group Lender which is not a Debtor represents and warrants to the Primary Creditors that:

(a)	it is a limited liability entity, duly incorporated or established and validly existing under the laws of its jurisdiction of incorporation;

(b)	the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not conflict with:

(i)	any law or regulation applicable to it in any material respect;

(ii)	its constitutional documents; or

(iii)	any agreement or instrument binding upon it or any of its assets or constitute a default or termination event (however described) under any agreement or instrument binding on it or any of its assets.

7.	SHAREHOLDER CREDITORS AND SHAREHOLDER LIABILITIES

7.1	Restriction on Payment: Shareholder Liabilities

Prior to the Final Discharge Date, no Debtor shall, and the Issuer shall procure that no member of the Group will, make any Payments of the Shareholder Liabilities at any time unless:

(a)	that Payment is permitted under Clause 7.2 (Permitted Payments: Shareholder Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 7.8 (Permitted enforcement: Shareholder Creditors).

7.2	Permitted Payments: Shareholder Liabilities

A Debtor may only make Payments in respect of the Shareholder Liabilities (whether of principal, interest or otherwise) from time to time when due if:

(a)	the payment is not prohibited by the Senior Secured Notes Finance Documents;

(b)	prior to the Super Senior Discharge Date, the Instructing Group give written consent to the Payment being made; or

(c)
on or after the Super Senior Discharge Date but prior to the Senior Secured Notes Discharge Date, the Senior Secured Required Holders (acting through their Agent) give written consent to that Payment being made.

7.3	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clause 7.1 (Restriction on Payment: Shareholder Liabilities) and Clause 7.2 (Permitted Payments: Shareholder Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those clauses.

7.4	Acquisition of Shareholder Liabilities

Prior to the Final Discharge Date, no Debtor may, and may not permit any other member of the Group to:

(a)	enter into any Liabilities Acquisition; or

(b)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any Shareholder Liabilities at any time unless:

(i)	it is permitted by the Senior Secured Notes Finance Documents; or

(ii)	prior to the Super Senior Discharge Date, the Instructing Group has consented to that action; or

(iii)	on or after the Super Senior Discharge Date but prior to the later of the Senior Secured Notes Discharge Date, the Senior Secured Required Holders have consented to that action.

7.5	Amendments and Waivers: Shareholder Liabilities

Prior to the Final Discharge Date, a Shareholder Creditor may not amend or waive the terms of any agreement evidencing the terms of the Shareholder Liabilities unless:

(a)
the amendment or waiver is not prohibited by the Senior Secured Notes Finance Documents and following the amendment or waiver, the Shareholder Creditors would still not have recourse to any member of the Group (other than the Issuer) in respect of Shareholder Liabilities and in each case the Shareholder Liabilities would otherwise meet the criteria for “subordinated shareholder debt” (howsoever defined) in the Senior Secured Notes Finance Documents;

(b)	the amendment or waiver is of a minor and administrative nature and is not materially prejudicial to the Primary Creditors;

(c)	prior to the Super Senior Discharge Date, the prior written consent of the Majority Super Senior Creditors and the Senior Secured Required Holders (acting through their Agent) is obtained; or

(d)
on or after the Super Senior Discharge Date but prior to the Senior Secured Notes Discharge Date, the prior written consent of the Senior Secured Required Holders (acting through their Agent) is obtained.

7.6	Security: Shareholder Creditors

Prior to the Final Discharge Date, the Shareholder Creditors may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Shareholder Liabilities.

7.7	Restriction on enforcement: Shareholder Creditors

Subject to Clause 7.8 (Permitted enforcement:  Shareholder Creditors), none of the Shareholder Creditors shall be entitled to take any Enforcement Action in respect of any of the Shareholder Liabilities at any time prior to the Final Discharge Date.

7.8	Permitted enforcement: Shareholder Creditors

Subject to Clause 9.3 (Turnover by the Subordinated Creditors), prior to the Final Discharge Date and after the occurrence of an Insolvency Event in relation to any Debtor or member of the Group or grantor of Transaction Security, each Shareholder Creditor may only (unless otherwise directed by the Security Agent or unless the Security Agent has taken, or has given notice that it intends to take, action on behalf of that Shareholder Creditor in accordance with Clause 8.5 (Filing of claims)), and shall, if so directed by the Security Agent, exercise any right it may otherwise have against that member of the Group to:

(a)	accelerate any of the Shareholder Liabilities of that member of the Group or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Shareholder Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Shareholder Liabilities of that member of the Group; or

(d)	claim and prove in the liquidation of that member of the Group for the Shareholder Liabilities owing to it,

but shall not take any other Enforcement Action in respect of Shareholders Liabilities.

8.	EFFECT OF INSOLVENCY EVENT

8.1	Senior Secured Notes Trustee Amounts

In the case of Senior Secured Notes Trustee Amounts, this Clause 8 is subject to paragraphs (a) and (c) of Clause 25.1 (Liability) and paragraph (c) of Clause 25.19 (Notes Trustee assumptions).

8.2	Payment of distributions

(a)
After the occurrence of an Insolvency Event in relation to a Debtor, any Subordinated Creditor entitled to receive a distribution out of the assets of that member of the Group in respect of Liabilities owed to that Subordinated Creditor shall, to the extent it is able to do so, direct the person responsible for the distribution of the assets of that member of the Group to pay that distribution to the Security Agent until the Liabilities owing to the Primary Creditors have been paid in full.

(b)	The Security Agent shall apply distributions paid to it under paragraph (a) above in accordance with Clause 13 (Application of Proceeds).

8.3	Set-off

(a)
Subject to paragraph (a) below, to the extent that the Liabilities of any member of the Group are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to that member of the Group, any Subordinated Creditor which benefited from that set-off shall pay an amount equal to the amount of the Liabilities owed to it which are discharged by that set-off to the Security Agent for application in accordance with Clause 13 (Application of Proceeds).

(a)	Paragraph (a) above shall not apply to:

(i)	any Close-Out Netting by a Hedge Counterparty;

(ii)	any Payment Netting by a Hedge Counterparty; or

(iii)	any Inter-Hedging Agreement Netting by a Hedge Counterparty.

8.4	Non-cash distributions

If the Security Agent or any other Secured Party receives a distribution in a form other than in cash in respect of any of the Liabilities, the Liabilities will not be reduced by that distribution until and except to the extent that the realisation proceeds are actually applied towards the Liabilities.

8.5	Filing of claims

After the occurrence of an Insolvency Event in relation to a Debtor, each Creditor irrevocably authorises the Security Agent (acting in accordance with Clause 8.7 (Security Agent instructions)), on its behalf, to:

(a)	take any Enforcement Action (in accordance with the terms of this Agreement) against that Debtor;

(b)	demand, sue, prove and give receipt for any or all of the Liabilities of that Debtor;

(c)	collect and receive all distributions on, or on account of, any or all of the Liabilities of that Debtor; and

(d)	file claims, take proceedings and do all other things the Security Agent considers reasonably necessary to recover the Liabilities of that Debtor.

8.6	Creditors’ actions

Subject to the terms and conditions of the Pledge Permit, the Communications Law and the Communications Order, each Creditor will:

(a)	do all things that the Security Agent (acting in accordance with Clause 8.7 (Security Agent instructions)) reasonably requests in order to give effect to this Clause 8; and

(b)
if the Security Agent is not entitled to take any of the actions contemplated by this Clause 8 or if the Security Agent (acting in accordance with Clause 8.7 (Security Agent instructions)) requests that a Creditor take that action, undertake that action itself in accordance with the instructions of the Security Agent (acting in accordance with Clause 8.7 (Security Agent instructions)) or grant a power of attorney to the Security Agent (on such terms as the Security Agent (acting in accordance with Clause 8.7 (Security Agent instructions)) may reasonably require) to enable the Security Agent to take such action.

8.7	Security Agent instructions

For the purposes of Clause 8.5 (Filing of claims) and Clause 8.6 (Creditors’ actions), the Security Agent shall act:

(a)	on the instructions of the Instructing Group; or

(b)
in the absence of any such instructions, subject to the terms and conditions of the Pledge Permit, the Communications Law and the Communications Order, as appropriate in accordance with its powers and duties under this Agreement and on the advice of counsel where appropriate.

8.8	Limitation by applicable laws

(a)	Each of the provisions of this Clause 8 shall apply only to the extent permitted by applicable laws, including the Pledge Permit, the Communications Law and the Communications Order.

(b)	Nothing in this Clause 8:

(i)
entitles any Primary Creditor to exercise or require any other Party to exercise such power or voting or representation to waive, reduce, discharge, extend the due date for payment or reschedule any of the Secured Liabilities; or

(ii)
shall be deemed to require any Primary Creditors to hold a meeting of the relevant Creditors or pass any resolution at such meeting or give any consent pursuant to the terms of the relevant Secured Finance Documents.

9.	TURNOVER OF RECEIPTS

9.1	Senior Secured Notes Trustee Amounts

In the case of amounts received by the Notes Trustee in respect of Senior Secured Notes Creditor Liabilities (including but not limited to Senior Secured Notes Trustee Amounts), this Clause 9 is subject to paragraphs (a) and (c) of Clause 25.1 (Liability) and paragraph (c) of Clause 25.19 (Notes Trustee assumptions). For the avoidance of doubt, no provision of this Agreement shall operate to prevent payment of Senior Secured Notes Trustee Amounts as the same fall due for payment.

9.2	Turnover by the Primary Creditors

Subject to Clause 9.4 (Exclusions), Clause 9.5 (Permitted assurance and receipts) and Clause 15.1 (Senior Secured Notes Creditor Refinancing Liabilities) and, in the case of amounts received by the Notes Trustee in respect of the Senior Secured Notes Creditor Liabilities (including but not limited to Senior Secured Notes Trustee Amounts), to paragraphs (a) and (c) of Clause 25.1 (Liability) and paragraph (c) of Clause 25.19 (Notes Trustee assumptions), if at any time prior to the Final Discharge Date, any Primary Creditor receives or recovers the proceeds of any enforcement of any Transaction Security (whether before or after an Insolvency Event) except in accordance with Clause 13 (Application of Proceeds), that Primary Creditor will:

(a)	in relation to receipts and recoveries not received or recovered by way of set-off:

(i)
hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(ii)
promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement; and

(b)
in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Security Agent for application in accordance with the terms of this Agreement.

9.3	Turnover by the Subordinated Creditors

If at any time prior to the Final Discharge Date, any Subordinated Creditor receives or recovers (other than in accordance with Clause 13 (Application of Proceeds):

(a)	any Payment or distribution of, or on account of or in relation to, any of the Liabilities which is not either:

(i)	a Permitted Payment; or

(ii)	made in accordance with Clause 13 (Application of Proceeds);

(b)	other than where Clause 8.3 (Set-off) applies, any amount by way of set-off in respect of any of the Liabilities owed to it which does not give effect to a Permitted Payment;

(c)	notwithstanding paragraphs (a) and (b) above, and other than where Clause 8.3 (Set-off) applies, any amount:

(i)	on account of, or in relation to, any of the Liabilities:

(A)	after the occurrence of a Distress Event; or

(B)	as a result of any other litigation or proceedings against a member of the Group (other than after the occurrence of an Insolvency Event in respect of that member of the Group); or

(ii)	by way of set-off in respect of any of the Liabilities owed to it after the occurrence of a Distress Event,

other than, in each case, any amount received or recovered in accordance with Clause 13 (Application of Proceeds); or

(d)
other than where Clause 8.3 (Set-off) applies, any distribution in cash or in kind or Payment of, or on account of or in relation to, any of the Liabilities owed by any member of the Group which is not in accordance with Clause 13 (Application of Proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of that member of the Group, that Subordinated Creditor will:

(i)	in relation to receipts and recoveries not received or recovered by way of set-off:

(A)
hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(B)
promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement; and

(ii)
in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Security Agent for application in accordance with the terms of this Agreement.

9.4	Exclusions

Clause 9.2 (Turnover by the Primary Creditors) shall not apply to any receipt or recovery:

(a)	by way of:

(i)	Close-Out Netting by a Hedge Counterparty;

(ii)	Payment Netting by a Hedge Counterparty; or

(iii)	Inter-Hedging Agreement Netting by a Hedge Counterparty; or

(b)	by way of any refinancing subject to Clause 15.1 (Senior Secured Notes Creditor Refinancing Liabilities); or

(c)	made in accordance with Clause 14 (Equalisation).

9.5	Permitted assurance and receipts

Nothing in this Agreement shall restrict the ability of any Primary Creditor to:

(a)
arrange with any person which is not a member of the Group or a Holding Company of any member of the Group any assurance against loss in respect of, or reduction of its credit exposure to, a Debtor (including assurance by way of credit based derivative or sub-participation); or

(b)	make any assignment or transfer permitted by Clause 18 (Changes to the Parties),

which is not prohibited by the relevant Debt Document and is not in breach of Clause 4.5 (No acquisition of Hedging Liabilities) or Clause 6.4 (Acquisition of Intra-Group Liabilities) or Clause 7.4 (Acquisition of Shareholder Liabilities) and that Primary Creditor shall not be obliged to account to any other Party for any sum received by it as a result of that action.

9.6	Sums received by Debtors

If a Debtor receives or recovers any sum which, under the terms of any of the Debt Documents, should have been paid to the Security Agent, that Debtor will:

(a)
hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(b)
promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement.

9.7	Saving provision

If, for any reason, any of the trusts expressed to be created in this Clause 9 should fail or be unenforceable, the affected Creditor or Debtor will promptly pay an amount equal to that receipt or recovery to the Security Agent, to the extent permitted by applicable law, to be held on trust by the Security Agent for application in accordance with the terms of this Agreement.

10.	REDISTRIBUTION

10.1	Recovering Creditor’s rights

(a)
Any amount paid by a Creditor (a “Recovering Creditor”) to the Security Agent under Clause 8 (Effect of Insolvency Event) or Clause 9 (Turnover of Receipts) shall be treated as having been paid by the relevant Debtor and distributed to the Security Agent, the other Agents and the other Primary Creditors (each a “Sharing Creditor”) in accordance with the terms of this Agreement.

(b)
On a distribution by the Security Agent under paragraph (a) above of a Payment received by a Recovering Creditor from a Debtor, as between the relevant Debtor and the Recovering Creditor an amount equal to the amount received or recovered by the Recovering Creditor and paid to the Security Agent (as the case may be) (the “Shared Amount”) will be treated as not having been paid by that Debtor.

10.2	Reversal of redistribution

(a)	If any part of the Shared Amount received or recovered by a Recovering Creditor becomes repayable to a Debtor and is repaid by that Recovering Creditor to that Debtor, then:

(i)
each Sharing Creditor shall (subject in the case of Senior Secured Notes Trustee Amounts to paragraphs (a) and (c) of Clause 25.1 (Liability)), upon request of the Security Agent, pay to the Security Agent for the account of that Recovering Creditor an amount equal to the appropriate part of its share of the Shared Amount (together with an amount as is necessary to reimburse that Recovering Creditor for its proportion of any interest on the Shared Amount which that Recovering Creditor is required to pay) (the “Redistributed Amount”); and

(ii)	as between the relevant Debtor and each relevant Sharing Creditor, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Debtor.

(b)
The Security Agent shall not be obliged to pay any Redistributed Amount to a Recovering Creditor under paragraph (a)(i) above until it has been able to establish to its satisfaction that it has actually received that Redistributed Amount from the relevant Sharing Creditor.

10.3	Deferral of subrogation

No Creditor or Debtor will exercise any rights which it may have by reason of the performance by it of its obligations under the Debt Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor which ranks ahead of it in accordance with the priorities set out in Clause 2 (Ranking, Priority, Maximum Holdings of Noteholders and Maximum Interest in Security Granted to Hedge Counterparties) until such time as all of the Liabilities owing to each prior ranking Creditor (or, in the case of any Debtor, owing to each Creditor) have been irrevocably paid in full.

11.	ENFORCEMENT OF TRANSACTION SECURITY

11.1	Enforcement

No Secured Party shall give instructions to the Security Agent to enforce the Transaction Security except in accordance with this Agreement and the Pledge Permit, and the Security Agent shall not enforce the Transaction Security in accordance with the instructions of the relevant Secured Parties unless:

(a)	such instructions are provided in accordance with this Clause 11; and

(b)
the Security Agent has received notice in writing that an Enforcement Event has occurred and is continuing (which, for purposes of this Agreement, shall mean that the Transaction Security is then enforceable in accordance with the terms of the relevant Security Documents).

For the avoidance of doubt, the duties of the Security Agent will be determined in accordance with this Agreement, and the provisions of the Israeli Securities Law, 1968, with regard to a Trustee of publicly traded notes, will not apply.

11.2	Enforcement instructions

(a)
The Security Agent is not obliged to enforce the Transaction Security or obliged to take any other Enforcement Action unless instructed otherwise by the Instructing Group in accordance with Clause 11.3 (Enforcement decisions).

(b)
Subject to Clause 11.1 (Enforcement) and Clause 11.3 (Enforcement decisions), the Instructing Group may give (or refrain from giving) instructions to the Security Agent as to the enforcement of the Transaction Security as they see fit, provided that the instructions as to enforcement of the Transaction Security given by the Instructing Group are consistent with the Security Enforcement Principles.

(c)
The Security Agent is entitled to rely on and comply with instructions given, or deemed to be given, in accordance with this Clause 11.2 without further investigation and the Security Agent is entitled to assume (without further investigation) that any instructions given to it as to enforcement of the Transaction Security are consistent with the Security Enforcement Principles.

(d)
No Secured Party shall have any independent power to enforce, or to have recourse to, any Transaction Security or to exercise any rights or powers arising under the Transaction Security Documents except through the Security Agent.

11.3	Enforcement decisions

(a)
If either of the Majority Super Senior Creditors or the Senior Secured Required Holders (in each case acting through their Agents) wish to instruct the Security Agent to commence enforcement of any Transaction Security, such group of Creditors must deliver a copy of the proposed instructions as to such enforcement (the “Proposed Enforcement Instructions”) to the Security Agent and the Agent for each of the Super Senior Creditors and the Notes Trustee (as appropriate). The Security Agent shall promptly notify each of the Agents of the Super Senior Creditors and the Notes Trustee upon receipt of such Proposed Enforcement Instructions.

(b)
Prior to the Super Senior Discharge Date and subject to paragraphs (c), (d) and (e) below, if the Security Agent has received any Proposed Enforcement Instructions, it shall either enforce or refrain from enforcing the Transaction Security in accordance with the instructions of the Senior Secured Required Holders (and the Senior Secured Required Holders shall be the Instructing Group for the purposes of Clause 11.2 (Enforcement instructions) and any such instructions by such Instructing Group will be in accordance with the Security Enforcement Principles and in each case, acting through their respective Agents) provided that failure to give instructions will be deemed to be an instruction not to enforce the Transaction Security.

(c)	In the event that:

(i)
from the date that is three (3) months after the date upon which the first Proposed Enforcement Instructions (including such instructions not to enforce the Transaction Security) are delivered, the Senior Secured Required Holders have not taken any Relevant Enforcement Action of the Transaction Security; or

(ii)
the Super Senior Liabilities have not been fully discharged in cash within six (6) months of the date upon which the first such Proposed Enforcement Instructions (including any such instructions not to enforce the Transaction Security) are delivered, then (with effect from the date of the earlier to occur of such events), the Majority Super Senior Creditors shall become the Instructing Group for the purposes of Clause 11.2 (Enforcement Instructions).

(d)
If at any time the Security Agent has not taken any Relevant Enforcement Action of the Transaction Security notwithstanding the Transaction Security having become enforceable in accordance with its terms, an Agent acting on behalf of the Majority Super Senior Creditors or the Senior Secured Required Holders, as the case may be, may at any time provide immediate instructions as to the enforcement of the Transaction Security to the Security Agent notwithstanding any instructions given pursuant to paragraph (b) or (c) above, if the Majority Super Senior Creditors or the Senior Secured Required Holders determine in good faith (and notify the Agents of the other Super Senior Creditors and the Senior Secured Notes Creditors and the Security Agent) the delay in taking Relevant Enforcement Action of the Transaction Security could reasonably be expected to have a material adverse effect on:

(i)	the Security Agent’s ability to enforce the Transaction Security; or

(ii)	the realisation proceeds of any enforcement of the Transaction Security,

and the Security Agent shall act only with respect to the relevant asset or Debtor that is the subject of the determination set out in paragraphs (d)(i) or (d)(ii) above, in accordance with the first such notice of determination and instructions as to the enforcement of the Transaction Security (in each case, which are consistent with the Security Enforcement Principles) received by the Security Agent.

(e)
If at any time an Insolvency Event has occurred with respect to any Debtor (other than an Insolvency Event which is the direct result of any action taken by the Security Agent acting on the instructions of the Majority Super Senior Creditors or the Senior Secured Required Holders), the Security Agent shall act, subject to the terms of the Pledge Permit, to the extent the Agents for the Majority Super Senior Creditors elect to provide such instructions, in accordance with the instructions received from such Agent provided that in the event the Security Agent has previously received Proposed Enforcement Instructions from the Agent for the Senior Secured Required Holders and has commenced Relevant Enforcement Action pursuant to such instructions, the Security Agent shall continue to act in accordance with the instructions of the Agent for the Senior Secured Required Holders until such time as the Agent for the Super Senior Creditors issues enforcement instructions to the Security Agent and such instructions shall override and supersede any such prior instructions given by the Agent for the Senior Secured Required Holders.

(f)
Other than where paragraph (d) or (e) above applies, if, prior to the Super Senior Discharge Date, the Majority Super Senior Creditors or the Senior Secured Required Holders (in each case acting reasonably) consider that the Security Agent is enforcing the Security in a manner which is not consistent with the Security Enforcement Principles, the Agents for the Super Senior Creditors or the Notes Trustee  (acting on instructions of the Senior Secured Noteholders) shall give notice to the Agents for the other Super Senior Creditors, the Notes Trustee (as appropriate) and the Security Agent after which the Agents for the other Super Senior Creditors and the Notes Trustee  (acting on instructions of the Senior Secured Noteholders) shall consult with the Security Agent for a period of 15 days (or such lesser period as the relevant Agents may agree) with a view to agreeing the manner of enforcement of the Transaction Security provided that such Agents shall not be obliged to consult under this paragraph (f) more than once in relation to each enforcement action.  Upon receipt of a notice described herein, the Security Agent shall refrain, without liability, from taking any further action relating to the enforcement of the Transaction Security and need not resume any such enforcement action until further instructions are received by it from the relevant Instructing Group.

(g)
After the Super Senior Discharge Date, the Security Agent shall either enforce or refrain from enforcing the Transaction Security in accordance with the instructions provided by the Senior Secured Required Holders.

11.4	Manner of enforcement

If the Transaction Security is being enforced or other action as to enforcement of the Transaction Security is being taken pursuant to Clause 11.2 (Enforcement instructions), the Security Agent shall enforce the Transaction Security or take other action as to enforcement of the Transaction Security in such manner (including, without limitation, the selection of any administrator or examiner of any Debtor to be appointed by the Security Agent or, in the case of the Bezeq Share Pledge and the SP2 Share Pledge, the application by the Security Agent to the Israeli courts for the appointment of an approved trustee and receiver in accordance with the terms of the Pledge Permit) as the Instructing Group shall instruct or, where the Security Agent is undertaking any such enforcement action acting without the instructions of the Instructing Group pursuant to Clause 11.2 (Enforcement instructions), as the Security Agent considers in its discretion to be appropriate and acting on the advice of counsel as appropriate, in each case, taking into account the requirements of each relevant Transaction Security Document and the relevant terms of the Pledge Permit and provided any such instructions are consistent with the Security Enforcement Principles.  In accordance with the Security Documents, the enforcement of any of the Control Share Pledges and the transfer of the shares pledged thereunder will be effected subject to applicable Israeli law, including the Communications Law, the Communications Order, the Control Permits (as such term is defined in the Pledge Permit) and the Licenses.

11.5	Exercise of voting rights

(a)
Each Creditor other than the Notes Trustee agrees (to the fullest extent permitted by law at the relevant time) with the Security Agent that it will cast its vote in any proposal put to the vote by or under the supervision of any judicial or supervisory authority in respect of any insolvency, pre-insolvency or rehabilitation or similar proceedings relating to any member of the Group as instructed by the Security Agent.

(b)	The Security Agent shall give instructions for the purposes of paragraph (a) of this Clause 11.5 as directed by an Instructing Group.

(c)
Nothing in this Clause 11.5 entitles any party to exercise or require any other Primary Creditor to exercise such power of voting or representation to waive, reduce, discharge, extend the due date for payment of or reschedule any of the Liabilities and to that Primary Creditor.

11.6	Waiver of rights

To the extent permitted under applicable law and subject to Clause 11.2 (Enforcement instructions), Clause 11.4 (Manner of enforcement), Clause 11.8 (Limitations on Enforcement of Control Share Pledges), Clause 13 (Application of Proceeds) and paragraph (c) of Clause 12.2 (Distressed Disposals), each of the Secured Parties and each of the Debtors waive all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any sum received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other Security, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

11.7	Alternative Enforcement Actions

(a)
After the Security Agent has commenced enforcement of the Transaction Security, it shall not accept any subsequent instructions as to enforcement of the Transaction Security from anyone other than the Instructing Group that instructed it in respect of such enforcement (save in accordance with Clause 11.3 (Enforcement decisions)) regarding any other enforcement over or relating to the Transaction Security directly or indirectly the subject of the enforcement action which has been commenced.

(b)
This Clause 11.7 shall not restrict the right of any other Instructing Group to instruct the Security Agent as to enforcement of the Transaction Security that includes any shares or assets which are not directly or indirectly the subject of a prior instruction as to enforcement of the Transaction Security, subject to compliance with the requirements of Clause 11.3 (Enforcement decisions).

11.8	Limitations on enforcement of Control Share Pledges

Notwithstanding any other provision of this Agreement, the Parties agree that any enforcement of the Control Share Pledges shall be subject to the relevant terms of the Communications Law, the Communications Order and the Pledge Permit including, inter alia, the following terms:

(a)
none of the Senior Secured Noteholders and the Hedge Counterparties may independently enforce or exercise the pledges in respect of the Control Share Pledges or exercise the rights pursuant to the means of control in Bezeq and/or SP2, including in the event of a breach of any term of the Senior Secured Notes Finance Documents or the Hedging Agreements respectively;

(b)
the Control Share Pledges shall be enforced by the Senior Secured Noteholders and/or the Hedge Counterparties exclusively through the Security Agent, by way of appointment of a receiver and trustee in accordance with the terms of the Pledge Permit.  According to the terms of the Pledge Permit, (and thus for the purposes of this Agreement), the commencement of proceedings for the enforcement of the Control Share Pledges shall mean the filing of motions with the relevant Israeli courts for the appointment of a receiver and a trustee, after the identity of such receiver and trustee has been approved by the Prime Minister of Israel and the Ministry of Communications (the “Ministers”);

(c)
no person shall serve as a receiver or trustee on behalf of the Senior Secured Noteholders and/or the Hedge Counterparties unless such person has received the Ministers’ prior written approval pursuant to the Communications Order and subject to the terms of the Pledge Permit.  The Ministers’ approval shall expire if the receiver or trustee ceases to satisfy the required terms of the Pledge Permit.  Such approval may be granted for a limited period of time, and may be renewed from time to time, provided that it shall not be granted for a period exceeding two years.  In the event that the Ministers are of the view that such receiver was not able to sell the shares in respect of the Bezeq Share Pledge or the SP2 Share Pledge in a transaction that is reasonable under the circumstances, the Ministers may extend the validity of the approval from time to time for additional periods, provided that such extension does not exceed one additional year;

(d)	the Security Agent’s request for the Ministers’ approval of the appointment of a receiver and for the appointment of a trustee shall be submitted simultaneously;

(e)
in a proceeding for the exercise of the pledges in respect of the Control Shares Pledges by the Senior Secured Noteholders and/or the Hedge Counterparties through the Security Agent, the same person shall not serve as both the receiver and trustee;

(f)
the Security Agent may submit to the Ministers a request for prior approval of a candidate to serve as a receiver on behalf of the Senior Secured Noteholders and/or the Hedge Counterparties, and a candidate to serve as a trustee on behalf of the Senior Secured Noteholders and/or the Hedge Counterparties (the “Prior Approval”).  After the Prior Approval is granted with respect to a candidate to serve as a receiver or trustee and in order to receive the Ministers’ approval as mentioned in the foregoing sentence, the Security Agent shall (to the extent required) submit an update to the request that was submitted with respect to such a candidate for serving as a receiver or trustee, which such update shall be in the manner prescribed in the Pledge Permit.  The Ministers’ decision regarding the updated request shall be given within 72 hours of being submitted or from the date they were furnished with the information they required, whichever is later.

The Parties agree that the Security Agent shall submit the Prior Approval in accordance with the instructions of the Senior Secured Noteholders and/or the Majority Super Senior Creditors;

(g)
the State of Israel shall be added as a party to any legal proceeding that takes place as part of the proceedings for the enforcement of the Control Share Pledges, including in a motion to appoint the receiver and trustee and motions pertaining to the trustee’s activities, and the State of Israel shall be entitled to file any motion and seek any relief as it so determines in respect of such legal proceeding;

(h)
the receiver shall act exclusively to sell the shares in respect of the Control Share Pledges and such receiver shall act subject to the terms of the Communications Law and the Communications Order applying to a controlling shareholder of Bezeq with respect to the transfer of shares of Bezeq and maintaining the Minimum Rate (as defined in the Communications Order).  The receiver shall not exercise the means of control in Bezeq or in SP2, their shares or rights thereof.

For this purpose, “Minimum Rate” shall mean 30% of any kind of means of control of Bezeq, or a lower rate, in accordance with the Ministers’ approval according to Section 3(A2) of the Communications Order or in accordance with Section 3(A3) of the Communication Order;

(i)
the trustee shall hold the means of control in Bezeq and/or SP2 and shall exercise the rights thereunder during the period of the receivership until the sale of the shares in the Control Share Pledges.  The trustee shall act subject to the terms of the Communications Law and the Communications Order applying to a controlling shareholder of Bezeq;

(j)
the receiver and the trustee shall each act in compliance with the terms of the Communications Law and the Communications Order pertaining to its duties and the exercise of its powers, and each shall act to prevent a breach of the grounds for designating the service provided by Bezeq as essential (in accordance with the Communications Law);

(k)
nothing in the Pledge Permit derogates from the Ministers’ authority to appoint a receiver pursuant to the Communications Order unless the Senior Secured Noteholders and/or the Hedge Counterparties have submitted through the Security Agent any motion to appoint a receiver and trustee on the dates set forth in the Pledge Permit, and for as long as the receiver and trustee are in compliance with the laws and the provisions of the approval granted to them;

(l)
without derogating from the Ministers’ authority to appoint a receiver in accordance with the Communications Order and subject to the provisions of paragraph (k) above, in the event that the Control Permit and/or the Control Permit for Corporations (as such terms are defined in the Pledge Permit) has expired or has been revoked for any reason whatsoever, and the Senior Secured Noteholders and/or the Hedge Counterparties have sought, through the Security Agent, to initiate proceedings for enforcement of the Control Shares Pledges, the Security Agent shall do so by the later of (i) fourteen (14) days of the revocation or expiration of the Control Permit and/or the Control Permit for Corporations (as such terms are defined in the Pledge Permit) and (ii) three (3) days of receiving the Ministers’ approval of the request that was submitted under this Clause 11.8.  In the event that the Security Agent does not submit motions on behalf of the Senior Secured Noteholders and/or the Hedge Counterparties for the appointment of a receiver and trustee within the timeframe provided in this paragraph, the foregoing shall constitute grounds for revocation of the Pledge Permit;

(m)
in the event that the Pledge Permit is revoked or expires for any reason whatsoever, the State of Israel may petition the relevant Israeli courts to appoint a trustee and receiver to exercise the Control Share Pledges;

(n)
additionally, in the event that the Pledge Permit is revoked or expires for any reason whatsoever, the Security Agent’s holding of the shares in respect of the Control Share Pledges shall become “Exceptional Holdings” (as defined in the Communications Order) and the provisions of the Communications Order and the Pledge Permit shall apply to the exercise of the Control Share Pledges.  Without derogating from the Ministers’ authority under the Communications Order, in the event that the Pledge Permit is revoked or expires as a result of a breach of the terms thereof by the Security Agent and/or the Senior Secured Noteholders and/or the Hedge Counterparties, the Security Agent may not institute, conduct or continue to conduct proceedings for the exercise of the Control Share Pledges, unless the State of Israel has not applied to the court within ninety (90) days for the appointment of a receiver for exercise of the Control Share Pledges.  Should a receiver be appointed by the State of Israel, this shall not detract from the rights of the Senior Secured Noteholders and the Hedge Counterparties, through the Security Agent, to repayment as a secured creditor in any proceedings for the enforcement of the Control Share Pledges; and

(o)
in the event that the Pledge Permit is revoked or expires for any reason whatsoever, the Security Agent and/or the Senior Secured Noteholders and/or the Hedge Counterparties shall not issue instructions to any person holding the means of control in Bezeq or SP2 or exercising the rights by virtue thereof in Bezeq or SP2, including a trustee, to the extent appointed, in connection with the exercise of the means of control in Bezeq and in connection with the management of Bezeq, directly or indirectly.

12.	RELEASES ON DISPOSALS

12.1	Non-Distressed Disposals

(a)	If, in respect of a disposal of:

(i)	an asset by a member of the Group; or

(ii)	an asset which is subject to the Transaction Security:

(A)
(prior to the Final Discharge Date) a director or Officer (as such term is defined in the Senior Secured Notes Indenture) of the Issuer certifies for the benefit of the Security Agent that that disposal is not prohibited by the Senior Secured Notes Finance Documents (provided that such certificate has been provided to the Notes Trustee), or the Notes Trustee authorises the release in accordance with the terms of the Senior Secured Notes Finance Documents and, in either case, to the extent relating to a Shares Disposition (as such term is defined in the Senior Secured Notes Indenture in its original form) the Issuer delivers a certificate that it will comply with the express provisions of the Senior Secured Notes Indenture in its original form relating thereto as set forth in Section 4.10 (Limitation on Sales of Specified Shares) of the Senior Secured Notes Indenture; and

(B)	that disposal is not a Distressed Disposal,

the Security Agent is irrevocably authorised without liability, and (at the reasonable cost of the relevant Debtor or the Issuer and without any Consent, sanction, authority or further confirmation from any Creditor or Debtor) but subject to paragraph (b) below:

(I)	to release the Transaction Security and any other claim (relating to a Debt Document) over that asset;

(II)
where that asset consists of shares in the capital of a member of the Group, to release the Transaction Security and any other claim, including without limitation any Guarantee Liabilities or Other Liabilities (relating to a Debt Document) over that member of the Group or its assets and (if any) the Subsidiaries of that member of the Group and their respective assets; and

(III)
to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraphs (I) and (II) above and issue any certificates of non-crystallisation of any floating charge or like required letters (if any) or any consent to dealing in connection with such release, and any other document evidencing such release as reasonably requested by the Issuer.

(b)
If any disposal under paragraph (a) above is not made, each release of Transaction Security or any claim described in paragraph (a) above shall have no effect and the Transaction Security or claim subject to that release shall continue in such force and effect as if that release had not been effected.

12.2	Distressed Disposals

Subject to the terms and conditions of the Communications Law, the Communications Order and the Pledge Permit (and any permit or approval required thereunder) the following will apply:

(a)
If a Distressed Disposal of any asset is being effected, subject to the terms and conditions of the Pledge Permit, the Communications Law and the Communications Order, the Security Agent is irrevocably authorised without liability and (at the cost of the relevant Debtor or the Issuer and without any Consent, sanction, authority or further confirmation from any Creditor or Debtor) but in each case in accordance with the Security Enforcement Principles:

(i)
release of Security/non-crystallisation certificates: to release the Transaction Security or any other claim over that asset and execute and deliver or enter into any release of that Transaction Security or claim and issue any letters of non-crystallisation of any floating charge or any consent to dealing in connection with such release;

(ii)	release of liabilities and Security on a share sale (Debtor): if the asset which is disposed of consists of shares in the capital of a Debtor, to release:

(A)	that Debtor and any Subsidiary of that Debtor from all or any part of:

(I)	its Borrowing Liabilities;

(II)	its Guarantee Liabilities; and

(III)	its Other Liabilities;

(B)	any Transaction Security granted by that Debtor or any Subsidiary of that Debtor over any of its assets; and

(C)	any other claim of a Subordinated Creditor or another Debtor over that Debtor’s assets or over the assets of any Subsidiary of that Debtor,

on behalf of the relevant Creditors and Agents;

(iii)	release of liabilities and Security on a share sale (Holding Company): if the asset which is disposed of consists of shares in the capital of any Holding Company of a Debtor, to release:

(A)	that Holding Company and any Subsidiary of that Holding Company from all or any part of:

(I)	its Borrowing Liabilities;

(II)	its Guarantee Liabilities; and

(III)	its Other Liabilities;

(B)	any Transaction Security granted by any Subsidiary of that Holding Company over any of its assets; and

(C)	any other claim of a Subordinated Creditor or another member of the Group over the assets of that Holding Company and any Subsidiary of that Holding Company,

on behalf of the relevant Creditors and Debtors;

(iv)
disposal of liabilities on a share sale: if the asset which is disposed of consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Security Agent is instructed to dispose of all or any part of:

(A)	the Liabilities; or

(B)	the Debtor Liabilities,

owed by that Debtor or Holding Company or any Subsidiary of that Debtor or Holding Company:

(I)
(if the Security Agent does not intend that any transferee of those Liabilities or Debtor Liabilities (the “Transferee”) will be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement), to execute and deliver or enter into any agreement to dispose of all or part of those Liabilities or Debtor Liabilities provided that notwithstanding any other provision of any Debt Document the Transferee shall not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement; and

(II)
(if the Security Agent does intend that any Transferee will be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement), to execute and deliver or enter into any agreement to dispose of:

(1)	all (and not part only) of the Liabilities owed to the Primary Creditors; and

(2)	all or part of any other Liabilities and the Debtor Liabilities,

on behalf of, in each case, the relevant Creditors and the Debtor;

(v)
transfer of obligations in respect of liabilities on a share sale: if the asset which is disposed of consists of shares in the capital of a Debtor or the Holding Company of a Debtor (the “Disposed Entity”) and the Security Agent decides to transfer to another Debtor (the “Receiving Entity”) all or any part of the Disposed Entity’s obligations or any obligations of any Subsidiary of that Disposed Entity in respect of:

(A)	the Intra-Group Liabilities; or

(B)	the Debtor Liabilities,

to execute and deliver or enter into any agreement to:

(I)
agree to the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtor Liabilities on behalf of the relevant Intra-Group Lenders and Debtors to which those obligations are owed and on behalf of the Debtors which owe those obligations; and

(II)
(provided the Receiving Entity is a Holding Company of the Disposed Entity which is also a guarantor of Secured Liabilities) accept the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtor Liabilities on behalf of the Receiving Entity or Receiving Entities to which the obligations in respect of those Intra-Group Liabilities or Debtor Liabilities are to be transferred.

(b)
The net proceeds of each Distressed Disposal (and the net proceeds of any disposal of Liabilities or Debtor Liabilities pursuant to paragraph (a)(iv) above) shall be paid to the Security Agent (as the case may be) for application in accordance with Clause 13 (Application of Proceeds) as if those proceeds were the proceeds of an enforcement of the Transaction Security and, to the extent that any disposal of Liabilities or Debtor Liabilities has occurred pursuant to paragraph (a)(iv)(II) above), as if that disposal of Liabilities or Debtor Liabilities had not occurred.

(c)
In the case of a Distressed Disposal (or a disposal of Liabilities pursuant to paragraph (a)(iv)(II) above) effected by or at the request of the Security Agent, and except in the case of a Distressed Disposal effected by way of public auction, the Security Agent shall take reasonable care to obtain a fair market price in the prevailing market conditions (though the Security Agent shall not have any obligation to postpone any such Distressed Disposal or disposal of Liabilities in order to achieve a higher price).  For the purposes of this paragraph (c), in determining whether any consideration to be received in respect of a Distressed Disposal is a fair market price, the Security Agent shall be permitted to rely on the opinion to that effect of a Financial Advisor (appointed by the Security Agent on the instructions of the Instructing Group and on terms agreed by the Instructing Group).

12.3	Creditors’ and Debtors’ actions

Each Creditor (other than the Notes Trustee) and Debtor will:

(a)
do all things (or direct its Agent to do all things) that the Security Agent reasonably requests in order to give effect to this Clause 12 (which shall include, without limitation, the execution of any assignments, transfers, releases or other documents that the Security Agent may reasonably consider to be necessary to give effect to the releases or disposals contemplated by this Clause 12); and

(b)
if the Security Agent is not entitled to take any of the actions contemplated by this Clause 12 or if the Security Agent requests that any Creditor (or Agent if so directed by its Creditors) or Debtor take any such action, take that action itself in accordance with the reasonable instructions of the Security Agent, provided that the proceeds of those disposals are applied in accordance with Clause 12.1 (Non-Distressed Disposals) or Clause 12.2 (Distressed Disposals), as the case may be and the Pledge Permit (or any permit required thereunder) to the extent applicable.

13.	APPLICATION OF PROCEEDS

13.1	Order of application of Group Recoveries

Subject to Clauses 2.5 (Maximum holdings of Noteholders; maximum interest in certain Security granted to Hedge Counterparties), 13.2 (Prospective liabilities) and 13.8 (Proceeds of Enforcement of the Supplementary Pledged Shares), all amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Debt Document or in connection with the realisation or enforcement of all or any part of the Transaction Security (for the purposes of this Clause 13, the “Group Recoveries”) shall be applied by the Security Agent, to the extent permitted by applicable law (and subject to the provisions of this Clause 13), in the following order of priority:

(a)	first, in discharging any sums owing to the Security Agent, any Receiver or any Delegate and to the Notes Trustee (including any Senior Secured Notes Trustee Amounts), on a pari passu basis;

(b)	second, in discharging any sums owing to an Agent (in respect of any Agent Liabilities owing to it) on a pari passu basis;

(c)
third, in discharging all costs and expenses incurred by the Secured Parties in connection with any realisation or enforcement of the Transaction Security taken in accordance with the terms of this Agreement or any action taken at the request of the Security Agent under Clause 8.6 (Creditors’ actions);

(d)	fourth, in payment to the Super Senior Creditors for application towards the discharge of the Hedging Liabilities held by them in their capacity as Super Senior Creditors;

(e)
fifth, in payment to the Notes Trustee on its own behalf and on behalf of the Senior Secured Noteholders for application towards the discharge of the Senior Secured Notes Creditor Liabilities (in accordance with the terms of the Senior Secured Notes Finance Documents) held by them in their capacity as Senior Secured Creditors on a pro rata basis;

(f)
sixth, if none of the Debtors is under any further actual or contingent liability under any Secured Finance Document, in payment or distribution to any person to whom the Security Agent is obliged to pay or distribute in priority to any Debtor; and

(g)	seventh, the balance, if any, in payment to the relevant Debtor.

13.2	Prospective liabilities

Following a Distress Event the Security Agent shall hold any amount of the Group Recoveries that is in the form of cash and not in excess of the Expected Amount (as defined below) in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit until otherwise directed by an Instructing Group (provided that the Security Agent is not obliged to act on such instructions given by an Instructing Group with respect to an Expected Amount that the Security Agent reasonably believes might become owing to it) (the interest being credited to the relevant account) for later application under Clause 13.1 (Order of application of Group Recoveries) in respect of:

(a)	any sum to any Security Agent, any Receiver or any Delegate; and

(b)	any part of the Liabilities or the Agent Liabilities,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future (the “Expected Amount”).

13.3	Investment of proceeds

Prior to the application of the proceeds of the Security Property in accordance with Clause 13.1 (Order of application of Group Recoveries) the Security Agent shall hold all or part of those proceeds that is in the form of cash (but not in excess of the amounts due or to become due under the Secured Finance Documents and while so held the excess of the interest charged on the Liabilities shall not exceed the interest earned on such suspense or impersonal account(s)) in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) until those funds may be applied in accordance with the provisions of this Clause 13 or until otherwise directed by an Instructing Group (the interest being credited to the relevant account).

13.4	Currency conversion

(a)
For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may convert any moneys received or recovered by it from one currency to another, at the Security Agent’s Spot Rate of Exchange.

(b)	The obligations of any Debtor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

13.5	Permitted deductions

The Security Agent shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties, or by virtue of its capacity as Security Agent under any of the Debt Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

13.6	Good discharge

(a)	Any payment to be made in respect of the Secured Obligations by the Security Agent:

(i)	may be made to the relevant Agent on behalf of its Creditors; and

(ii)	shall be made directly to the Hedge Counterparties,

and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Agent.

(b)
The Security Agent is not under any obligation to make the payments to the Agents or the Hedge Counterparties under paragraph (a) of this Clause 13.6 in the same currency as that in which the Liabilities owing to the relevant Creditor are denominated.

13.7	Calculation of amounts

For the purpose of calculating any person’s share of any sum payable to or by it, the Security Agent shall be entitled to:

(a)
notionally convert the Liabilities owed to any person into a common base currency (decided in its discretion by the Security Agent), that notional conversion to be made at the spot rate at which the Security Agent is able to purchase the notional base currency with the actual currency of the Liabilities owed to that person at the time at which that calculation is to be made; and

(b)
assume that all moneys received or recovered as a result of the enforcement or realisation of the Security Property are applied in discharge of the Liabilities in accordance with the terms of the Debt Documents under which those Liabilities have arisen.

13.8	Proceeds of enforcement of the Supplementary Pledged Shares

For the avoidance of any doubt, notwithstanding any other provision in this Clause 13 to the contrary, but subject always to Clause 13.5 (Permitted deductions), the proceeds of the sale of the Supplementary Pledged Shares (as such term is defined in the Bezeq Share Pledge) (less any fees, costs and expenses of the Security Agent relating to such sale) will be transferred to SP2 pursuant to, and in accordance with the terms of, the Bezeq Share Pledge.

14.	EQUALISATION

14.1	Equalisation definitions

For the purposes of this Clause 14:

“Enforcement Date” means the first date (if any) on which a Super Senior Creditor or, as the case may be, a Senior Secured Creditor takes enforcement action of the type described in paragraphs (a)(i), (a)(iii), (a)(iv) or (c) of the definition of “Enforcement Action” in accordance with the terms of this Agreement.

14.2	Implementation of equalisation

(a)	The provisions of this Clause 14 shall be applied at such time or times after the Enforcement Date as the Security Agent shall consider appropriate.

(b)
Without prejudice to the generality of paragraph (a) above, if the provisions of this Clause 14 have been applied before all the Liabilities have matured and/or been finally quantified, the Security Agent may elect to re-apply those provisions on the basis of revised Super Senior Credit Participations and the Super Senior Creditors shall make appropriate adjustment payments amongst themselves.

(c)
Without prejudice to the generality of paragraph (a) above, if the provisions of this Clause 14 have been applied before all the Liabilities have matured and/or been finally quantified, the Security Agent may elect to re-apply those provisions on the basis of revised Senior Secured Credit Participations and the Senior Secured Creditors shall make appropriate adjustment payments amongst themselves.

14.3	Equalisation

(a)
If, for any reason, any Secured Liabilities in respect of the Super Senior Creditors remain unpaid after the Enforcement Date and the resulting losses are not borne by the Super Senior Creditors in the proportions which their respective Super Senior Credit Participations at the Enforcement Date bore to the aggregate Super Senior Credit Participations of all the Super Senior Creditors at the Enforcement Date, the Super Senior Creditors will make such payments amongst themselves as the Security Agent shall require to put the Super Senior Creditors in such a position that (after taking into account such payments) those losses are borne in those proportions.

(b)
If, for any reason, any Secured Liabilities in respect of the Senior Secured Creditors remain unpaid after the Enforcement Date and the resulting losses are not borne by the Senior Secured Creditors in the proportions which their respective Senior Secured Credit Participations at the Enforcement Date bore to the aggregate Senior Secured Credit Participations of all the Senior Secured Creditors at the Enforcement Date, the Senior Secured Creditors will make such payments amongst themselves as the Security Agent shall require to put the Senior Secured Creditors in such a position that (after taking into account such payments) those losses are borne in those proportions

14.4	Turnover of enforcement proceeds

If:

(a)
the Security Agent, any relevant Agent relating to any Super Senior Creditor or any relevant Agent relating to any Senior Secured Creditor is not entitled, for reasons of applicable law, to pay amounts received pursuant to the making of a demand under any guarantee, indemnity or other assurance against loss or the enforcement of the Transaction Security to the Super Senior Creditors or, as the case may be, to the Senior Secured Creditors but is entitled to distribute those amounts to Creditors (such Creditors, the “Receiving Creditors”) who, in accordance with the terms of this Agreement, are subordinated in right and priority of payment to the Super Senior Creditors or, as the case may be, the Senior Secured Creditors; and

(b)	the Super Senior Discharge Date or the Senior Secured Discharge Date has not yet occurred (nor would occur after taking into account such payments),

then the Receiving Creditors shall make such payments to the Super Senior Creditors or, as the case may be, the Senior Secured Creditors as the Security Agent shall require to place the Super Senior Creditors or, as the case may be, the Senior  Secured Creditors in the position they would have been in had such amounts been available for application against the Secured Liabilities.

14.5	Notification of Credit Participation

Before each occasion on which it intends to implement the provisions of this Clause 14, the Security Agent shall send notice to:

(a)	each Hedge Counterparty requesting that it notify the Security Agent of, respectively, its Super Senior Credit Participation; and

(b)
the Notes Trustee requesting that it notify the Security Agent of its Senior Secured Credit Participation and the Senior Secured Credit Participation of each other Senior Secured Notes Creditor (if any).

14.6	Default in payment

If a Creditor fails to make a payment due from it under this Clause 14, the Security Agent shall be entitled (but not obliged) to take action on behalf of the Super Senior Creditor(s) or, as the case may be, the Senior Secured Creditor(s) to whom such payment was to be redistributed (subject to being indemnified to its satisfaction by such Super Senior Creditor(s) or, as the case may be, the Senior Secured Creditor(s) in respect of costs) but shall have no liability or obligation towards such Super Senior Creditor(s) or, as the case may be, such Senior Secured Creditor or any other Creditor as regards such default in payment and any loss suffered as a result of such default shall lie where it falls.

15.	REFINANCING OF SENIOR SECURED NOTES CREDITOR LIABILITIES

15.1	Senior Secured Notes Creditor Refinancing Liabilities

It is hereby agreed that the Senior Secured Notes Creditor Liabilities may be refinanced or replaced in whole or in part on terms and in a manner that do not breach the terms of this Agreement or the Senior Secured Notes Indenture without the consent of any other Creditors and that:

(a)
any obligations incurred by any member of the Group pursuant to such refinancing or replacement of the Senior Secured Notes Creditor Liabilities (the “Senior Secured Notes Creditor Refinancing Liabilities”) will, to the extent so designated by the Issuer:

(i)
in the case of Senior Secured Notes Creditor Refinancing Liabilities that are senior secured notes, rank pari passu with the Senior Secured Liabilities in the manner described in Clause 2.1 (Super Senior Liabilities and Senior Secured Liabilities); and

(ii)
in the case of Senior Secured Notes Creditor Refinancing Liabilities that are loans or credit or debt facilities, rank pari passu with the Senior Secured Liabilities in the manner described in Clause 2.1 (Super Senior Liabilities and Senior Secured Liabilities);

(b)
subject to Clause 15.4 (New Security), the Transaction Security Documents shall secure such Senior Secured Notes Creditor Refinancing Liabilities and in respect of such Transaction Security Documents and, subject to Clause 3.6 (Security and guarantees), any new security granted by any member of the Group to secure such Senior Secured Notes Creditor Refinancing Liabilities, such Senior Secured Notes Creditor Refinancing Liabilities will rank pari passu with the Senior Secured Liabilities in the manner described in Clause 2.2 (Transaction Security); and

(c)	this Agreement shall be construed to permit the assumption of any Senior Secured Notes Creditor Refinancing Liabilities and to give effect to the ranking set out in paragraphs (a) and (b) above,

provided that:

(i)
any trustee or representative of the creditors of such Senior Secured Notes Creditor Refinancing Liabilities (a “Senior Secured Notes Refinancing Agent”), accedes to this Agreement in accordance with Clause 18.9 (Creditor/Agent Accession Undertaking) on the same terms as the Agents;

(ii)
each creditor in relation to such Senior Secured Notes Creditor Refinancing Liabilities (that is not a Senior Secured Notes Refinancing Agent) accedes to this Agreement in accordance with Clause 18.9 (Creditor/Agent Accession Undertaking) or is deemed to accede to this Agreement pursuant to the terms of its relevant finance documents, in each case on the same terms as a Senior Secured Creditor; and

(iii)
notwithstanding Clauses 15.3 (Release of Security) and 15.4 (New Security), to the extent the Senior Secured Notes Creditor Refinancing Liabilities issued or incurred as contemplated in paragraph (a) above cannot be secured pari passu with the then existing Senior Secured Liabilities under the applicable existing Security Documents without the Security under such existing Security Documents first being released, on the date of such release:

(A)
Security is immediately provided in favour of the Secured Parties (including the creditors in respect of such Senior Secured Notes Creditor Refinancing Liabilities) on terms substantially the same as the terms of the Security Documents released and subject to the same ranking as set out in Clause 2.2 (Transaction Security); and

(B)	the Issuer delivers to the Security Agent either:

(I)
a solvency opinion, in form and substance reasonably satisfactory to the Security Agent, from an Independent Financial Advisor (as such term is defined in the Senior Secured Notes Indenture) confirming the solvency of the Issuer and its Subsidiaries, taken as a whole, after giving effect to any transactions related to such release followed by an immediate retaking of a Security that complies with (A) above;

(II)
a certificate from the responsible financial or accounting officer of the relevant grantor (acting in good faith) which confirms the solvency of the person granting such Security after giving effect to any transactions related to such release followed by an immediate retaking of a Security that complies with (A) above; or

(III)
an opinion of counsel, in form and substance reasonably satisfactory to the Security Agent, confirming that, after giving effect to any transactions related to such release followed by an immediate retaking of a Security that complies with (A) above, the Security securing the relevant Liabilities created under the Security Documents so released and replaced are valid and perfected Security not otherwise subject to any limitation imperfection or new hardening period, in equity or at law, that such Security was not otherwise subject to immediately prior to such release followed by an immediate retaking of a Security that complies with (A) above.

15.2	Further assurance

Each Agent and the Security Agent, will and is hereby authorised to enter into such agreement or agreements with the Group and/or the holders of the Liabilities pursuant to Clause 15.1 (Senior Secured Notes Creditor Refinancing Liabilities) and/or their agents and trustees, whether by way of supplement, amendment or restatement of the terms of this Agreement or by a separate deed, as may be necessary to give effect to the terms of Clause 15.1 (Senior Secured Notes Creditor Refinancing Liabilities) or as may be reasonably requested by (and at the cost of) the Issuer in connection with any such refinancing.  Any such amendment shall not require the consent of any Creditor save as provided for in such Clauses and shall be effective and binding on all Parties upon the execution thereof by the Issuer, each Agent and the Security Agent.

15.3	Release of Security

Where the terms of a refinancing, restructuring, replacement or increase falling within Clause 15.1 (Senior Secured Notes Creditor Refinancing Liabilities) requires the release of any Security by the Security Agent and any consent required under the Secured Finance Documents in respect of such release of Security has been obtained, the Security Agent shall release such Security which has been granted to it provided that such release occurs on the date of such refinancing, restructuring, replacement or increase and is within the terms of such consent (if any).

15.4	New Security

(a)
To the extent any Senior Secured Notes Creditor Refinancing Liabilities cannot be secured pari passu with the then existing Senior Secured Liabilities under the existing Security Documents (the “Initial Security Documents”) without the Security under such Initial Security Documents first being released, the Parties agree that such Senior Secured Notes Creditor Refinancing Liabilities will (to the extent permitted by applicable law) be secured pursuant to the execution of additional security documents (the “Additional Security Documents”) on a second or lesser ranking basis.

(b)
Notwithstanding paragraph (a) above, to the extent permitted by applicable law, any Senior Secured Notes Creditor Refinancing Liabilities which do not benefit from the Initial Security Documents on a pari passu basis will nonetheless be deemed and treated for the purpose of this Agreement and Clause 13 (Application of Proceeds) as secured by the Initial Security Documents and the Additional Security Documents pari passu with other Liabilities which would otherwise have the same ranking as contemplated by Clause 15.1 (Senior Secured Notes Creditor Refinancing Liabilities), subject to Clause  3.6 (Security and guarantees).

16.	THE SECURITY AGENT

16.1	Appointment by Secured Parties

(a)
Each Secured Party (other than the Security Agent) irrevocably appoints the Security Agent in accordance with the following provisions of this Clause 16 to act as its agent, trustee, joint and several creditor or beneficiary of a parallel debt (as the case may be) under this Agreement and with respect to the Security Documents, and irrevocably authorises the Security Agent on its behalf to:

(i)	execute each Security Document expressed to be executed by the Security Agent on its behalf; and

(ii)
perform such duties and exercise such rights and powers under this Agreement and the Security Documents as are specifically delegated to the Security Agent by the terms thereof, together with such rights, powers and discretions as are reasonably incidental thereto including enforcing the Transaction Security in accordance with the terms of this Agreement and the relevant Transaction Security Document, in each case where applicable subject to the terms of the Communications Law, the Communications Order and the Pledge Permit.

(b)	Each Secured Party confirms that:

(i)
the Security Agent has authority to accept on its behalf the terms of any reliance letter or engagement letter relating to any reports or letters provided in connection with the Secured Finance Documents or the transactions contemplated by the Secured Finance Documents, to bind it in respect of those reports or letters and to sign that reliance letter or engagement letter on its behalf and to the extent that reliance letter or engagement letter has already been entered into ratifies those actions; and

(ii)	it accepts the terms and qualifications set out in that reliance letter or engagement letter.

(c)
The Security Agent shall have only those duties, obligations and responsibilities which are expressly specified in this Agreement and/or the Security Documents to which the Security Agent is a Party (and no others shall be implied), in each case where applicable subject to the terms of the Communications Law, the Communications Order and the Pledge Permit.  The Security Agent’s duties under this Agreement and/or the Security Documents to which the Security Agent is a Party are solely of a mechanical and administrative nature.

(d)	The Security Agent is released from any applicable restrictions on entering into any transaction as a representative of:

(i)	two or more principals contracting with each other; and

(ii)	one or more principals with whom it is contracting in its own name.

16.2	Trust

The Security Agent declares that it holds the Security Property on trust for the Secured Parties on the terms contained in this Agreement.

16.3	Duties of Security Agent

Each of the Parties agrees that the Security Agent shall have only those duties, obligations and responsibilities expressly specified in this Agreement or in the Security Documents to which the Security Agent is expressed to be a party (and no others shall be implied), in each case where applicable subject to the terms of the Communications Law, the Communications Order and the Pledge Permit.

16.4	Parallel debt (covenant to pay the Security Agent)

(a)	In this Clause:

“Secured Party Claim” means any amount which a Debtor owes to a Secured Party under or in connection with the Secured Finance Documents; and

“Security Agent Claim” has the meaning given to it in paragraph (b) below.

(b)	Each Debtor must pay the Security Agent, as an independent and separate creditor, an amount equal to each Secured Party Claim on its due date (the “Security Agent Claims”).

(c)	Each Security Agent Claim is created on the understanding that the Security Agent must:

(i)	share the proceeds of each Security Agent Claim with the other Secured Parties; and

(ii)	pay those proceeds to the Secured Parties in accordance with Clause 13 (Application of Proceeds).

(b)
The Security Agent may enforce performance of any Security Agent Claim in its own name as an independent and separate right.  This includes any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in respect of any kind of insolvency proceedings.

(c)
Each Secured Party must, at the request of the Security Agent, perform any act required in connection with the enforcement of any Security Agent Claim.  This includes joining in any proceedings as co-claimant with the Security Agent.

(d)
Unless the Security Agent fails to enforce a Security Agent Claim within a reasonable time after its due date, a Secured Party may not take any action to enforce the corresponding Secured Party Claim unless it is requested to do so by the Security Agent.

(e)
Each Debtor irrevocably and unconditionally waives any right it may have to require a Secured Party to join in any proceedings as co-claimant with the Security Agent in respect of any Security Agent Claim.

(f)	(i)	Discharge by a Debtor of a Secured Party Claim will discharge the corresponding Security Agent Claim in the same amount.

(ii)	Discharge by a Debtor of a Security Agent Claim will discharge the corresponding Secured Party Claim in the same amount.

(d)	The aggregate amount of the Security Agent Claims will never exceed the aggregate amount of Secured Party Claims.

(e)	(i)	A defect affecting a Security Agent Claim against a Debtor will not affect any Secured Party Claim.

(iii)	A defect affecting a Secured Party Claim against a Debtor will not affect any Security Agent Claim.

(f)
If the Security Agent returns to any Debtor, whether in any kind of insolvency proceedings or otherwise, any recovery in respect of which it has made a payment to a Secured Party, that Secured Party must repay an amount equal to that recovery to the Security Agent.

16.5	No independent power

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any rights or powers arising under the Security Documents except through the Security Agent.

16.6	Instructions to Security Agent and exercise of discretion

(a)
Subject to paragraphs (d) and (e) below, the Security Agent shall act in accordance with any instructions given to it by an Instructing Group or, if so instructed by an Instructing Group, refrain from exercising any right, power, authority or discretion vested in it as Security Agent and shall be entitled to assume that (i) any instructions received by it from an Agent, the Creditors or a group of Creditors are duly given in accordance with the terms of the Debt Documents and (ii) unless it has received actual notice of revocation, that those instructions or directions have not been revoked.

(b)
The Security Agent shall be entitled to request instructions, or clarification of any direction, from an Instructing Group as to whether, and in what manner, it should exercise or refrain from exercising any rights, powers, authorities and discretions and the Security Agent may refrain from acting unless and until those instructions or clarification are received by it.

(c)
Save as provided in Clause 11 (Enforcement of Transaction Security), any instructions given to the Security Agent by an Instructing Group shall override any conflicting instructions given by any other Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in this Agreement;

(ii)	where this Agreement requires the Security Agent to act in a specified manner or to take a specified action;

(iii)
in respect of any provision which protects the Security Agent’s own position in its personal capacity as opposed to its role of Security Agent for the Secured Parties including, without limitation, the provisions set out in Clauses 16.8 (Security Agent’s discretions) to Clause 16.24 (Disapplication);

(iv)	in respect of the exercise of the Security Agent’s discretion to exercise a right, power or authority under any of:

(A)	where such exercise would be in conflict with the Communications Law, the Communications Order or the Pledge Permit;

(B)	Clause 12.1 (Non-Distressed Disposals);

(C)	Clause 13.1 (Order of application of Group Recoveries); and

(D)	Clause 13.5 (Permitted deductions).

(e)
If giving effect to instructions given by an Instructing Group would (in the Security Agent’s good faith opinion) have an effect equivalent to an Intercreditor Deed Amendment, the Security Agent shall not act in accordance with those instructions unless Consent to it so acting is obtained from each Party (other than the Security Agent) whose Consent would have been required in respect of that Intercreditor Deed Amendment and if required under the Pledge Permit, the Communications Law or the Communications Order, subject to the approval of the Ministers having been received.

(f)	In exercising any discretion to exercise a right, power or authority under this Agreement where either:

(i)	it has not received any instructions from an Instructing Group as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to paragraph (d)(iv) above,

the Security Agent shall do so having regard to the interests of all the Secured Parties and acting on the advice of counsel where appropriate.

16.7	Security Agent’s actions

Without prejudice to the provisions of Clause 11 (Enforcement of Transaction Security) and Clause 18.5 (Instructions to Security Agent and exercise of discretion), the Security Agent may (but shall not be obliged to), in the absence of any instructions to the contrary, take such action in the exercise of any of its powers and duties under the Debt Documents as it considers in its good faith discretion to be appropriate (acting on the advice of counsel where appropriate), subject to the provisions of the Communications Law, the Communications Order and the Pledge Permit.

16.8	Security Agent’s discretions

The Security Agent may:

(a)
assume (unless it has received actual notice to the contrary from a Hedge Counterparty or from an Agent) that (i) no Default has occurred and no Debtor is in breach of or default under its obligations under any of the Debt Documents and (ii) any right, power, authority or discretion vested by any Debt Document in any person has not been exercised;

(b)
if it receives any instructions or directions under Clause 11 (Enforcement of Transaction Security) to take any action in relation to the Transaction Security, assume that all applicable conditions under the Debt Documents for taking that action have been satisfied;

(c)
engage (at the expense of the Issuer in accordance with Clause 19 (Costs and Expenses), pay for and rely on the advice or services of any legal advisers, accountants, tax advisers, surveyors or other experts (whether obtained by the Security Agent or by any other Secured Party) whose advice or services may at any time seem necessary, expedient or desirable;

(d)	act under the Debt Documents through its personnel and agents;

(e)
rely upon any communication or document believed by it to be genuine and, as to any matters of fact which might reasonably be expected to be within the knowledge of a Secured Party, any Creditor or a Debtor, upon a certificate signed by or on behalf of that person; and

(f)
refrain from acting in accordance with the instructions of any Party (including bringing any legal action or proceeding arising out of or in connection with the Debt Documents) until it has received any indemnification and/or security that it may in its discretion require (whether by way of payment in advance or otherwise) for all costs, losses and liabilities which it may incur in so acting.

16.9	Security Agent’s obligations

The Security Agent shall promptly:

(a)	copy to (i) each Agent and (ii) each Hedge Counterparty the contents of any notice or document received by it from any Debtor under any Debt Document;

(b)
forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party provided that, except where a Debt Document expressly provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party;

(c)
inform (i) each Agent and (ii) each Hedge Counterparty of the occurrence of any Default or any default by a Debtor in the due performance of or compliance with its obligations under any Debt Document of which the Security Agent has received notice from any other Party;

(d)
to the extent that a Party (other than the Security Agent) is required to calculate a Common Currency Amount, and upon a request by that Party, notify that Party of the relevant Security Agent’s Spot Rate of Exchange; and

(e)
notify each Party of any breach or potential breach by the Security Agent of any terms and obligations of the Pledge Permit applicable to the Security Agent, which may constitute a ground for revocation of the Pledge Permit, upon a Responsible Officer of the Security Agent having actual knowledge of that breach or potential breach.

16.10	Excluded obligations

Notwithstanding anything to the contrary expressed or implied in the Debt Documents, the Security Agent shall not:

(a)	be bound to enquire as to (i) whether or not any Default has occurred or (ii) the performance, default or any breach by a Debtor of its obligations under any of the Debt Documents;

(b)	be bound to account to any other Party for any sum or the profit element of any sum received by it for its own account;

(c)
be bound to disclose to any other person (including but not limited to any Secured Party) (i) any confidential information or (ii) any other information if disclosure would, or might in its reasonable opinion, constitute a breach of any law or be a breach of fiduciary duty; or

(d)	have or be deemed to have any relationship of trust or agency with, any Debtor.

16.11	Exclusion of liability

None of the Security Agent, any Receiver nor any Delegate shall accept responsibility or be liable for:

(a)
the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Agent or any other person in or in connection with any Debt Document or the transactions contemplated in the Debt Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document;

(b)
the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)
any losses to any person or any liability arising as a result of taking or refraining from taking any action in relation to any of the Debt Documents, the Security Property or otherwise, whether in accordance with an instruction from an Agent or otherwise unless directly caused by its gross negligence or wilful misconduct;

(d)
the exercise of, or the failure to exercise, any judgment, discretion or power given to it by or in connection with any of the Debt Documents, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, the Debt Documents or the Security Property; or

(e)	any shortfall which arises on the enforcement or realisation of the Security Property.

16.12	No proceedings

No Party (other than the Security Agent, that Receiver or that Delegate) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Debt Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this Clause subject to Clause 1.3 (Third Party Rights) and the provisions of the Third Parties Rights Act.

16.13	Consequential loss

Notwithstanding any other provisions of this Agreement or any other Debt Document, to the extent permitted by law, in no event shall the Security Agent be liable for special, indirect, punitive or consequential loss or damages of any kind whatsoever (including but not limited to loss of business, goodwill, opportunity or profits) whether or not foreseeable even if the Security Agent has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

16.14	Own responsibility

Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Secured Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Debt Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)
the legality, validity, effectiveness, adequacy and enforceability of any Debt Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)
whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Debt Document, the Security Property, the transactions contemplated by the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(d)
the adequacy, accuracy and/or completeness of any information provided by the Security Agent or by any other person under or in connection with any Debt Document, the transactions contemplated by any Debt Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document; and

(e)
the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property, and each Secured Party warrants to the Security Agent that it has not relied on and will not at any time rely on the Security Agent in respect of any of these matters.

16.15	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Debtor to any of the Charged Property;

(b)	obtain any licence, Consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any of the Debt Documents or the Transaction Security;

(c)
register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any applicable laws in any jurisdiction or to give notice to any person of the execution of any of the Debt Documents or of the Transaction Security;

(d)
take, or to require any of the Debtors to take, any steps to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under the laws of any jurisdiction; or

(e)	require any further assurances in relation to any of the Security Documents.

16.16	Insurance by Security Agent

(a)
The Security Agent shall be under no obligation to insure any of the Charged Property, to require any other person to maintain any insurance or to verify any obligation to arrange or maintain insurance contained in the Debt Documents.  The Security Agent shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy of any such insurance.

(b)
Where the Security Agent is named on any insurance policy as an insured party and/or loss payee, the Security Agent shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless an Agent shall have requested it to do so in writing and the Security Agent shall have failed to do so within 14 Business Days after receipt of that request.

16.17	Custodians and nominees

Subject to the Communications Order, the Communications Law and the Pledge Permit, the Security Agent may (to the extent legally permitted) appoint and pay any person to act as a custodian or nominee on any terms in relation to any assets of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and, provided that the Security Agent has exercised due care in the appointment of such person, the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

16.18	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Debtor may have to any of the Charged Property and shall not be liable for or bound to require any Debtor to remedy any defect in its right or title.

16.19	Refrain from illegality

Notwithstanding anything to the contrary expressed or implied in the Debt Documents, the Security Agent may refrain from doing anything which in its opinion will or may be contrary to any relevant law, directive or regulation of any jurisdiction and the Security Agent may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.  The Security Agent shall be entitled to (at the expense of the Issuer in accordance with Clause 19 (Costs and Expenses)) seek out and rely upon the advice of any legal advisers or other experts in order to determine whether any instruction received by it from an Instructing Group may conflict with any relevant law, directive or regulation of any jurisdiction.

16.20	Business with the Debtors

The Security Agent may accept deposits from, lend money to, and generally engage in any kind of banking or other business with any member of the Group, any Holding Company of any member of the Group, Bezeq or any Subsidiary of Bezeq.

16.21	Winding up of trust

If the Security Agent, with the approval of each of the Agents and each Hedge Counterparty, determines that (a) all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged and (b) none of the Secured Parties is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Debtor pursuant to the Debt Documents:

(a)
the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(b)
subject to the Communications Order, the Communications Law and the Pledge Permit, any Retiring Security Agent shall release, without recourse or warranty, all of its rights under each of the Security Documents.

16.22	Powers supplemental

The rights, powers and discretions conferred upon the Security Agent by this Agreement shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by general law or otherwise, but subject to the Communications Order, the Communications Law and the Pledge Permit.

16.23	Trustee division separate

(a)
In acting as trustee for the Secured Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any of its other divisions or departments.

(b)
If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

16.24	Disapplication

Section 1 of the Trustee Act 2000 shall not apply to the duties of either of the Security Agent in relation to the trusts constituted by this Agreement.  Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent allowed by law, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.  For the avoidance of doubt, the duties of the Security Agent will be determined in accordance with this Agreement and the provisions of the Israeli Securities Laws 1968 with regard to a Trustee of publicly traded debt will not apply in any respect.

16.25	Subordinated Creditors and Debtors: power of attorney

Each Subordinated Creditor and Debtor by way of security for its obligations under this Agreement irrevocably appoints the Security Agent to be its attorney to do anything which that Subordinated Creditor or Debtor has authorised the Security Agent or any other Party to do under this Agreement or is itself required to do under this Agreement but has failed to do (and, subject to the terms and conditions of the Pledge Permit, the Communications Law and the Communications Order, the Security Agent may delegate that power on such terms as it sees fit).

17.	CHANGE OF SECURITY AGENT

17.1	Resignation of the Security Agent

(a)
The Security Agent may not resign from its office unless the approval of the Ministers for a successor (which is acceptable to both the Debtors and the Secured Parties and fully approved by the Ministers) has been obtained and the transfer of the Security from the Security Agent to the successor Security Agent may be undertaken without imposing any damage on the Issuer or the Secured Parties.

(b)
The Security Agent agrees that it is not entitled to amend the terms on which it holds the Security (whether directly or indirectly) unless the proposed amendment is approved by the Ministers, in accordance with the terms and conditions of the Pledge Permit.

(c)	The retiring Security Agent (the “Retiring Security Agent”) shall, at the Issuer’s cost:

(i)
make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Debt Documents; and

(ii)
enter into and deliver to the successor Security Agent those documents and effect any registrations as may be required for the transfer or assignment of all of its rights and benefits under the Debt Documents to the successor Security Agent.

(d)
A Debtor must, at its own reasonable cost, take any action and enter into and deliver any document which is reasonably required by the retiring Security Agent to ensure that a Security Document provides for effective and perfected Security in favour of any successor Security Agent.

(e)	The Security Agent’s resignation shall only take effect upon (i) the appointment of a successor and (ii) the transfer of all of the Security Property to that successor.

(f)
Upon the appointment of a successor, the Retiring Security Agent shall be discharged from any further obligation in respect of the Debt Documents (other than its obligations under paragraph (b) of Clause 16.21 (Winding up of trust) and under paragraph (c) above but shall, in respect of any act or omission by it whilst it was the Security Agent, remain entitled to the benefit of Clauses 16 (The Security Agent), 20.1 (Group’s indemnity) and 20.3 (Primary Creditors’ indemnity).  Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(g)
The Instructing Group may, in consultation with the Issuer, by notice to the Security Agent, require it to resign.  In this event, the Security Agent shall resign in accordance with paragraph (a) above.

17.2	Delegation

None of the Security Agent, any Receiver or any Delegate is entitled to delegate (whether by power of attorney or otherwise) to any person for any period, any of the rights, powers and discretions vested in it by any of the Debt Documents if, or to the extent that, such delegation would be prohibited under the Pledge Permit, the Communications Law or the Communications Order.  Subject to such prohibition, each of the Security Agent, any Receiver and/or any Delegate may, at any time, delegate (whether by power of attorney or otherwise) to any person for any period, all or any of the rights, powers and discretions vested in it by any of the Debt Documents.  Any such delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties and (provided it has exercised due care in the appointment of such delegate) it shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate.

17.3	Additional Security Agents

Except with respect to the Control Share Pledges:

(a)
the Security Agent may, in consultation with the Issuer, at any time appoint (and subsequently remove), to the extent legally permitted, any person to act as a separate trustee or as a co-trustee jointly with it (i) if it in good faith considers that appointment to be in the interests of the Secured Parties or (ii) for the purposes of conforming to any legal requirements, restrictions or conditions which the Security Agent deems to be relevant (acting reasonably) or (iii) for obtaining or enforcing any judgment in any jurisdiction, and the Security Agent shall give prior notice to the Issuer and each of the Agents of that appointment;

(b)
any person so appointed shall have the rights, powers and discretions (not exceeding those conferred on the Security Agent by this Agreement) and the duties and obligations that are conferred or imposed by the instrument of appointment; and

(c)
the remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses reasonably incurred by the Security Agent.

18.	CHANGES TO THE PARTIES

18.1	Assignments and transfers

No Party may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of any Debt Documents or the Liabilities except as permitted by this Clause 18 and, where applicable, in accordance with the terms of the Pledge Permit.

18.2	Change of Senior Secured Noteholders

Subject to Clause 2.5 (Maximum holdings of Noteholders; maximum interest in certain Security granted to Hedge Counterparties) and the terms of the Communications Law, any Senior Secured Noteholder may assign, transfer or novate any of its rights and obligations to any person without the need for such person to execute and deliver to a Security Agent a duly completed Creditor/Agent Accession Undertaking, provided that such person is subject to the terms and conditions of this Agreement as provided under the terms of the Senior Secured Notes Indenture.

18.3	Hedge Counterparties

(a)
Subject to Clause 2.5 (Maximum holdings of Noteholders; maximum interest in certain Security granted to Hedge Counterparties) and the approval of the Ministers, a Hedge Counterparty may (in accordance with the terms of the relevant Hedging Agreement and subject to any consent required under that Hedging Agreement) transfer any of its rights and benefits and corresponding obligations in respect of the Hedging Agreements to which it is a party if any transferee has (if not already Party as a Hedge Counterparty) acceded to this Agreement as a Hedge Counterparty pursuant to Clause 18.9 (Creditor/Agent Accession Undertaking).

(b)
No person shall become a Hedge Counterparty unless it accedes to this Agreement in such capacity pursuant to Clause 18.9 (Creditor/Agent Accession Undertaking) and complies with Clause 4.1 (Identity of Hedge Counterparties).

18.4	Change of Agent

No person shall become an Agent unless at the same time, it accedes to this Agreement in such capacity pursuant to Clause 18.9 (Creditor/Agent Accession Undertaking).

18.5	Change of Intra-Group Lender

Subject to Clause 6.4 (Acquisition of Intra-Group Liabilities) and to the terms of the other Debt Documents, any Intra-Group Lender may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of the Intra-Group Liabilities to another member of the Group if that member of the Group has (if not already Party as an Intra-Group Lender) acceded to this Agreement as an Intra-Group Lender, pursuant to Clause 18.9 (Creditor/Agent Accession Undertaking) (provided that such member of the Group will not be required to accede to this Agreement as an Intra-Group Lender under this Clause if it would otherwise not have been required to do so under the terms of Clause 18.6 (New Intra-Group Lender) if it had been the original creditor of such Intra-Group Liability).

18.6	New Intra-Group Lender

If any Intra-Group Lender or any member of the Group makes any loan to or grants any credit to or makes any other financial arrangement having similar effect (but excluding any trade credit in the ordinary course of trading) with any Debtor, the Issuer will procure that the person giving that loan, granting that credit or making that other financial arrangement (if not already Party as an Intra-Group Lender) accedes to this Agreement, as an Intra-Group Lender pursuant to Clause 18.9 (Creditor/Agent Accession Undertaking).

18.7	New Shareholder Creditor

If the Issuer or another member of the Group becomes a borrower in respect of any Shareholder Liability, the Issuer will procure that the person giving that loan, granting that credit or making that other financial arrangement (if not already Party as a Shareholder Creditor) accedes to this Agreement, as a Shareholder Creditor pursuant to Clause 18.9 (Creditor/Agent Accession Undertaking).

18.8	Change of Shareholder Creditor

Subject to Clause 7.4 (Acquisition of Shareholder Liabilities) and to the terms of the other Debt Documents, any Shareholder Creditor may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of the Shareholder Liabilities if the assignee or transferee has (if not already Party as a Shareholder Creditor) acceded to this Agreement as a Shareholder Creditor, pursuant to Clause 18.9 (Creditor/Agent Accession Undertaking), provided that an assignee or transferee shall not be required to accede to this Agreement if the Issuer delivers a certificate to the Notes Trustee confirming that, following the relevant assignment or transfer, any resulting Financial Indebtedness of the Issuer or other Debtor that will be owing to, or held by, that assignee or transferee is at such time not prohibited from being incurred under Section 4.09 (Limitation on Indebtedness) of the Senior Secured Notes Indenture.

18.9	Creditor/Agent Accession Undertaking

With effect from the date of acceptance by the Security Agent of a Creditor/Agent Accession Undertaking duly executed and delivered to the Security Agent by the relevant person acceding to this Agreement or, if later, the date specified in that Creditor/Agent Accession Undertaking:

(a)
any Party ceasing entirely to be a Creditor or an Agent shall be discharged from further obligations towards the Security Agent and other Parties under this Agreement and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date); and

(b)	as from that date, the replacement or new Creditor or Agent shall assume the same obligations and become entitled to the same rights, as if it had been an original Party in that capacity.

18.10	New Debtor

(a)	If any member of the Group:

(i)	incurs any Liabilities (other than Intra-Group Liabilities); or

(ii)	gives any Security, guarantee, indemnity or other assurance against loss in respect of any of such Liabilities,

the Debtors will procure that that member of the Group upon incurring those Liabilities or giving that Security, guarantee or other assurance accedes to this Agreement as a Debtor in accordance with paragraph (b) below no later than contemporaneously with the incurrence of those Liabilities, the giving of that Security, guarantee or other assurance.

(b)
With effect from the date of acceptance by the Security Agent of a Debtor Accession Deed duly executed and delivered to the Security Agent by the new Debtor or, if later, the date specified in the Debtor Accession Deed, the new Debtor shall assume the same obligations and become entitled to the same rights as if it had been an original Party as a Debtor.

18.11	Additional parties

(a)
Each of the Parties appoints the Security Agent to receive on its behalf each Debtor Accession Deed and Creditor/Agent Accession Undertaking delivered to the Security Agent and the Security Agent shall, as soon as reasonably practicable after receipt by it, sign and accept the same if it appears on its face to have been completed, executed and, where applicable, delivered in the form contemplated by this Agreement.

(b)
In the case of a Creditor/Agent Accession Undertaking delivered to the Security Agent by any party acceding to this Agreement as a Hedge Counterparty the Security Agent shall, as soon as practicable after signing and accepting that Creditor/Agent Accession Undertaking in accordance with paragraph (a) above, deliver that Creditor/Agent Accession Undertaking to each Agent.

18.12	Resignation of Creditors

The Parties agree that:

(a)
with respect to a Super Senior Creditor, on the first date on which all Super Senior Liabilities owed to that Super Senior Creditor have been fully and finally discharged to the satisfaction of the relevant Agent (acting reasonably), that Super Senior Creditor shall cease automatically to be a Party; and

(b)
with respect to a Senior Secured Notes Creditor, on the first date on which all Senior Secured Notes Creditor Liabilities owed to that Senior Secured Notes Creditor have been fully and finally discharged to the satisfaction of the Notes Trustee (acting reasonably), that Senior Secured Notes Creditor shall cease automatically to be a Party.

19.	COSTS AND EXPENSES

19.1	Security Agent’s ongoing costs

In the event of:

(a)	an Event of Default that is continuing (other than in relation to a Debt Document evidencing Intra-Group Liabilities); or

(b)
the Security Agent being requested by a Debtor or an Instructing Group to undertake duties which the Security Agent reasonably determines to be of an exceptional nature and/or outside the scope of the normal duties of the Security Agent under the Debt Documents, the Issuer shall (or another Debtor so elected shall) pay to the Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them.

19.2	Transaction expenses

The Issuer shall (or another Debtor so elected shall), promptly on demand, pay the Security Agent the amount of all costs and expenses (including legal fees subject to any agreed arrangements) (together with any applicable VAT) reasonably incurred by the Security Agent and any Receiver or Delegate in connection with the negotiation, preparation, printing, execution and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement and the Transaction Security; and

(b)	any other Debt Documents executed after the date of this Agreement.

19.3	Stamp taxes

The Issuer shall (or another Debtor so elected shall) pay and, within three Business Days of demand, indemnify the Security Agent against any cost, loss or liability the Security Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Debt Document (other than any such Tax payable in respect of a transfer certificate or assignment agreement or other document relating to a transfer or assignment by any Primary Creditor of any of its rights and/or obligations under any Secured Finance Document for which the relevant Primary Creditor will be liable to indemnify the Security Agent).

19.4	Interest on demand

Without duplication of any default interest payable under any Debt Document, if any Creditor or Debtor fails to pay any amount payable by it under this Agreement on its due date, interest shall (to the extent such accrual does not result in any double counting under the provisions of this Agreement and the provisions of the other Secured Finance Documents) accrue on the overdue amount (and be compounded with it) from the due date up to the date of actual payment (both before and after judgment and to the extent interest at a default rate is not otherwise being paid on that sum) at the rate which is 1% per annum over the rate at which the Security Agent was being offered, by leading banks in the London interbank market, deposits in an amount comparable to the unpaid amounts in the currencies of those amounts for any period(s) that the Security Agent may from time to time select.

19.5	Enforcement and preservation costs

The Issuer shall (or another Debtor so elected shall), within three Business Days of demand, pay to the Security Agent the amount of all costs and expenses (including legal fees and together with any applicable VAT) incurred by it in connection with the enforcement of or the preservation of any rights under any Debt Document, the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights (but excluding any costs and expenses arising as a result of the Security Agent’s gross negligence or wilful default).

20.	INDEMNITIES

20.1	Group’s indemnity

Each Debtor shall promptly indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability (together with any applicable VAT) incurred (but excluding any costs and expenses arising as a result of the Security Agent’s or gross negligence or wilful default) by any of them:

(a)	in relation to or as a result of:

(i)	any failure by the Issuer to comply with obligations under Clause 19 (Costs and Expenses);

(ii)	the taking, holding, protection or enforcement of the Transaction Security in accordance with the terms of the Debt Documents;

(iii)	the exercise of any of the rights, powers, discretions and remedies vested in the Security Agent, each Receiver and each Delegate by the Debt Documents or by law; or

(iv)	any default by any Debtor in the performance of any of the obligations expressed to be assumed by it in the Debt Documents; or

(b)	which otherwise relates to any of the Security Property or the performance of the terms of this Agreement (otherwise than as a result of its gross negligence or wilful misconduct).

Each Debtor expressly acknowledges and agrees that the continuation of its indemnity obligations under this Clause 20.1 will not be prejudiced by any release or disposal under Clause 12.2 (Distressed Disposals) taking into account the operation of that Clause.

20.2	Priority of indemnity

To the extent permitted by law, the Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in Clause 20.1 (Group’s indemnity) and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it, in each case in accordance with Clause 13.1 (Order of application of Group Recoveries).

20.3	Primary Creditors’ indemnity

(a)
Each Primary Creditor (other than the Agents) shall (in the proportion that the Liabilities due to it bears to the aggregate of the Liabilities due to all the Primary Creditors for the time being (or, if the Liabilities due to each of those Primary Creditors is zero, immediately prior to their being reduced to zero)), indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under the Debt Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by a Debtor pursuant to a Debt Document) and the Debtors shall jointly and severally indemnify each Primary Creditor against any payment made by it under this Clause 20.

(b)
For the purposes only of paragraph (a) above, to the extent that any hedging transaction under a Hedging Agreement has not been terminated or closed-out, the Hedging Liabilities due to any Hedge Counterparty in respect of that hedging transaction will be deemed to be the amount, if any, which would be payable to it under that Hedging Agreement in respect of those hedging transactions, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement), that amount, in each case, to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

20.4	Issuer’s indemnity to Primary Creditors

The Issuer shall promptly and as principal obligor indemnify each Primary Creditor against any cost, loss or liability (together with any applicable VAT), whether or not reasonably foreseeable, reasonably incurred by any of them in relation to or arising out of the operation of Clause 12.2 (Distressed Disposals).

21.	INFORMATION

21.1	Information and dealing

(a)
The Creditors shall provide to the Security Agent from time to time (through the relevant Agent as applicable) any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as trustee.

(b)	Each Hedge Counterparty shall deal directly with the Security Agent and shall not deal through any Agent.

(c)	No Agent shall be under any obligation to act as agent or otherwise on behalf of any Hedge Counterparty except as expressly provided for in, and for the purposes of, this Agreement.

21.2	Disclosure

Subject to the Senior Secured Notes Indenture or the relevant Hedging Agreement, as the case may be, each Debtor Consents, until the Final Discharge Date, to the disclosure by any of the Primary Creditors or the Agents to each other (whether or not through the Security Agent or any other Agent) of such information concerning the Debtors as any Primary Creditor or any Agent shall see fit and which (i) does not breach any applicable law; and (ii) prior to the taking of any Enforcement Action, would not result in any Senior Secured Noteholder receiving any material non-public information.

21.3	Notification of prescribed events

(a)
If a Default either occurs or ceases to be continuing the relevant Agent shall, upon becoming aware of that occurrence or cessation, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Agent and each Hedge Counterparty.

(b)	If an Acceleration Event occurs the relevant Agent shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(c)	If the Security Agent enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each Party of that action.

(d)
If a Debtor defaults on any Payment due under a Hedging Agreement, the Hedge Counterparty which is party to that Hedging Agreement shall, upon becoming aware of that default, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Agent and each other Hedge Counterparty.

(e)
If a Hedge Counterparty terminates or closes-out, in whole or in part, any hedging transaction under any Hedging Agreement under Clause 4.9 (Permitted enforcement: Hedge Counterparties) it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Agent and each other Hedge Counterparty.

(f)
Each of the Hedge Counterparties and Agents will on the request of the others notify the others in writing of details of the outstanding amount of the Hedging Liabilities or Senior Secured Notes Creditor Liabilities (as applicable).

22.	NOTICES

22.1	Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

22.2	Security Agent’s communications with Primary Creditors

The Security Agent shall be entitled to carry out all dealings:

(a)
with the Primary Creditors through their respective Agents and may give to the Agents, as applicable, any notice or other communication required to be given by the Security Agent to a Primary Creditor; and

(b)	with each Hedge Counterparty directly with that Hedge Counterparty.

22.3	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

(a)	that identified with its name on the signature pages to this Agreement; or

(b)	that notified in writing to the Agent and/or Security Agent on or prior to the date on which it becomes a Party; or

(c)
any substitute address, fax number or department or officer which that Party may notify to the Security Agent (or the Security Agent may notify to the other Parties, if a change is made by the Security Agent) by not less than five Business Days’ notice.

22.4	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 22.3 (Addresses), if addressed to that department or officer.

(b)
Any communication or document to be made or delivered to the Security Agent will be effective only when actually received by it and then only if it is expressly marked for the attention of Mr Ram Sebty and Mr Rami Katzav (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c)
Any communication or document to be made or delivered to the Notes Trustee will be effective only when actually received by it and then only if it is expressly marked for the attention of Mr Ram Sebty and Mr Rami Katzav (or any substitute department or officer as the Notes Trustee shall specify for this purpose).

(d)
Any communication or document made or delivered to the Issuer in accordance with this Clause 22.4 will be deemed to have been made or delivered to each of the Debtors and each of the Creditors (other than a Primary Creditor).

22.5	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 22.3 (Addresses) or changing its own address or fax number, the Security Agent shall notify the other Parties.

22.6	Electronic communication

(a)
Any communication to be made between any two Parties under or in connection with this Agreement may be made by electronic mail or other electronic means, if the Security Agent and the relevant Parties:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)
Any electronic communication made under or in connection with this Agreement, will be effective only when actually received in readable form and in the case of any electronic communication made by a Party only if it is addressed in such a manner as the Security Agent shall specify for this purpose.

(c)	Any electronic communication which becomes effective, in accordance with paragraph (b) above, after 5 pm in the place of receipt shall be deemed to become effective on the following day.

22.7	English language

(a)	Any notice given under or in connection with this Agreement must be in English.

(b)	All other documents provided under or in connection with this Agreement must be:

(i)	in English; or

(ii)
if not in English, and if so required by the Security Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

For the avoidance of doubt, the Transaction Security Documents will be executed in Hebrew, which will prevail.

22.8	Notices to all Creditors

(a)
Where any request for a Consent, amendment or waiver which requires the Consent of all the Parties to this Agreement or any class of creditors (or percentage thereof) (as the case may be) is received by an Agent from a Debtor, the relevant Agent shall provide notice of such request to such Parties or the relevant class of Creditors at the same time.

(b)	Where an instruction is required by an Agent from a class of Creditors (or a percentage thereof), notice of such instruction shall be provided to each Creditor in the relevant class at the same time.

23.	PRESERVATION

23.1	Partial invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

23.2	No impairment

If, at any time after its date, any provision of a Debt Document (including this Agreement) is not binding on or enforceable in accordance with its terms against a person expressed to be a party to that Debt Document, neither the binding nature nor the enforceability of that provision or any other provision of that Debt Document will be impaired as against the other party(ies) to that Debt Document.

23.3	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy.  Subject to the terms and conditions of the Pledge Permit, the Communications Law and the Communications Order, the rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

23.4	Waiver of defences

The provisions of this Agreement will not be affected by an act, omission, matter or thing which, but for this Clause 23.4, would reduce, release or prejudice the subordination and priorities expressed to be created by this Agreement including (without limitation and whether or not known to any Party):

(a)	any time, waiver or Consent granted to, or composition with, any Debtor or other person;

(b)	the release of any Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of Group;

(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or other person;

(e)
any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Debt Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security;

(g)	any intermediate Payment of any of the Liabilities owing to the Primary Creditors in whole or in part; or

(h)	any insolvency or similar proceedings.

23.5	Priorities not affected

Except as otherwise provided in this Agreement the priorities referred to in Clause 2 (Ranking, Priority, Maximum Holdings of Noteholders and Maximum Interests in Security Granted to Hedge Counterparties) will:

(a)
not be affected by any reduction or increase in the principal amount secured by the Transaction Security in respect of the Liabilities owing to the relevant Primary Creditors or by any intermediate reduction or increase in, amendment or variation to any of the Debt Documents, or by any variation or satisfaction of, any of the Liabilities or any other circumstances;

(b)	apply regardless of the order in which or dates upon which this Agreement and the other Debt Documents are executed or registered or notice of them is given to any person; and

(c)
secure the Liabilities owing to the Primary Creditors in the order specified, regardless of the date upon which any of the Liabilities arise or of any fluctuations in the amount of any of the Liabilities outstanding.

24.	CONSENTS, AMENDMENTS AND OVERRIDE

24.1	Required Consents

(a)
Subject to paragraphs (b) to (d) (inclusive) below, to Clause 24.4 (Exceptions) and to Clause 24.5 (Disenfranchisement) and to the terms and conditions of the Pledge Permit, this Agreement may be amended or waived only with the Consent of the Security Agent, the Majority Super Senior Creditors, the Senior Secured Required Holders and the Issuer.

(b)	An amendment or waiver of this Agreement that has the effect of changing or which relates to:

(i)	Clause 10 (Redistribution), Clause 13 (Application of Proceeds) or this Clause 24 (Consents, Amendments and Override);

(ii)	paragraphs (d)(iii), (e) and (f) of Clause 16.6 (Instructions to Security Agent and exercise of discretion); and

(iii)	the order of priority or subordination under this Agreement,

shall not be made without the Consent of:

(A)	the Security Agent;

(B)	the Notes Trustee (acting on behalf of the Senior Secured Notes Creditors);

(C)	each Hedge Counterparty (to the extent that the amendment or waiver would adversely affect the Hedge Counterparty).; and

(D)	the Issuer.

(c)
This Agreement may be amended by the Notes Trustee, the Security Agent and the Issuer without the Consent of any other Party to cure defects, resolve ambiguities or reflect changes in each case of a minor technical or administrative nature or as otherwise prescribed by the relevant Finance Documents.

(d)
The Notes Trustee shall, to the extent Consented to by the requisite percentage of Senior Secured Noteholders in accordance with the Senior Secured Notes Indenture, act on such instructions in accordance therewith unless to the extent any amendments so Consented to relate to any provision affecting the rights and obligations of a Notes Trustee in its capacity as such.

24.2	Amendments and waivers: Transaction Security Documents

(a)
Subject to paragraph (b) below and to Clause 24.4 (Exceptions) and unless the provisions of any Debt Document expressly provide otherwise, the Security Agent may, if authorised by an Instructing Group, and if the Issuer Consents, amend the terms of, waive any of the requirements of or grant Consents under, any of the Transaction Security Documents which shall be binding on each Party.

(b)
Subject to paragraphs (b) and (c) of Clause 24.4 (Exceptions) and to the terms and conditions of the Pledge Permit, the prior Consent of each Agent is required to authorise any amendment or waiver of, or Consent under, any Transaction Security Document which would materially adversely affect the nature or scope of the Charged Property or the manner in which the proceeds of enforcement of the Transaction Security are distributed.

24.3	Effectiveness

Any amendment, waiver or Consent given in accordance with this Clause 24 will be binding on all Parties and the Security Agent may effect, on behalf of any Agent or Creditor, any amendment, waiver or Consent permitted by this Clause 24.

24.4	Exceptions

(a)	Subject to paragraph (c) below, if the amendment, waiver or Consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than:

(i)	in the case of a Primary Creditor, in a way which affects or would affect Primary Creditors of that Party’s class generally; or

(ii)	in the case of a Debtor, to the extent Consented to by the Issuer under paragraph (a) of Clause 24.2 (Amendments and waivers: Transaction Security Documents),

the Consent of that Party is required.

(b)
Subject to paragraph (c) below, an amendment, waiver or Consent which relates to the rights or obligations of the Notes Trustee, the Security Agent (including, without limitation, any ability of the Security Agent to act in its discretion under this Agreement) or a Hedge Counterparty may not be effected without the Consent of the Notes Trustee or, as the case may be, the Security Agent or that Hedge Counterparty.

(c)	Neither paragraph (a) nor (b) above shall apply:

(i)	to any release of Transaction Security, claim or Liabilities; or

(ii)	to any Consent,

which, in each case, the Security Agent gives in accordance with Clause 12 (Releases on Disposals).

24.5	Disenfranchisement

(a)
For so long as a member of the Group or any Affiliate of a member of the Group (i) beneficially owns a participation in the Senior Secured Notes Outstandings; or (ii) has entered into a sub-participation agreement relating to a participation in the Senior Secured Notes Outstandings or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated:

(i)	in ascertaining whether:

(A)	the agreement of the Senior Secured Required Holders;

(B)	any relevant percentage (including, for the avoidance of doubt, unanimity) of Senior Secured Credit Participations; or

(C)	the agreement of any specified group of Primary Creditors,

has been obtained to approve any request for a Consent or to carry any other vote or approve any action under this Agreement, that participation in the Senior Secured Notes Outstandings shall be deemed to be zero and that member of the Group or Affiliate (or the person with whom it has entered into that sub-participation, other agreement or arrangement (a “Counterparty”)) shall be deemed not to be a Senior Secured Noteholder (in the case of the Senior Secured Notes Outstanding).

(b)
For so long as a member of the Group or any Affiliate of a member of the Group (i) beneficially owns an interest in the Super Senior Liabilities; or (ii) has entered into a sub-participation agreement relating to an interest in the Super Senior Liabilities or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated:

(i)	in ascertaining whether:

(A)	the agreement of the Majority Super Senior Creditors;

(B)	any relevant percentage (including, for the avoidance of doubt, unanimity) of Super Senior Credit Participations; or

(C)	the agreement of any specified group of Primary Creditors,

has been obtained to approve any request for a Consent or to carry any other vote or approve any action under this Agreement, that interest in the Super Senior Liabilities shall be deemed to be zero and that member of the Group or Affiliate (or the person with whom it has entered into that sub-participation, other agreement or arrangement (a “Counterparty”)) shall be deemed not to be a Super Senior Creditor (in the case of the Super Senior Liabilities)

24.6	Calculation of Credit Participations

(a)
For the purpose of ascertaining whether any relevant percentage of Super Senior Credit Participations or, as the case may be, the Senior Secured Credit Participations has been obtained under this Agreement, the Security Agent may notionally convert the Super Senior Credit Participations or, as the case may be, the Senior Secured Credit Participations into their Common Currency Amounts.

(b)
The Notes Trustee will, upon the request of the Security Agent, promptly provide the Security Agent with details of the Senior Secured Credit Participations of the Senior Secured Creditors whom it represents and (if applicable) details of the extent to which such Senior Secured Credit Participations have been voted for or against any request.

(c)	Each Hedge Counterparty will, upon the request of the Security Agent, promptly provide the Security Agent with details of its Super Senior Credit Participations.

24.7	Deemed Consent

If, at any time prior to the Final Discharge Date, the Primary Creditors give a Consent in respect of the Secured Finance Documents then, if that action was permitted by the terms of this Agreement, the Subordinated Creditors and the Issuer will (or will be deemed to):

(a)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(b)	do anything (including executing any document) that the Primary Creditors, as the case may be, may reasonably require to give effect to paragraph (a) of this Clause 24.7.

24.8	Excluded Consents

Clause 24.7 (Deemed Consent) does not apply to any Consent which has the effect of:

(a)	increasing or decreasing the Liabilities;

(b)	changing the basis upon which any Permitted Payments are calculated (including the timing, currency or amount of such Payments); or

(c)	changing the terms of this Agreement or of any Security Document.

24.9	No liability

None of the Primary Creditors or the Agents will be liable to any other Creditor, any other Agent or any Debtor for any Consent given or deemed to be given under this Clause 24.

24.10	Agreement to override

(a)	Unless expressly stated otherwise in this Agreement, this Agreement overrides anything in the Debt Documents to the contrary.

(b)
Notwithstanding anything to the contrary in this Agreement the preceding paragraph (a) as between any Creditor and any member of the Group will not cure, postpone, waive or negate any breach, Default or Event of Default under any Debt Document (or any event that would but for paragraph (a) above constitute a breach, Default or Event of Default) as provided in the relevant Debt Document.

25.	NOTES TRUSTEE

25.1	Liability

(a)
It is expressly understood and agreed by the Parties that this Agreement is executed and delivered by the Notes Trustee not individually or personally but solely in its capacity as trustee in the exercise of the powers and authority conferred and vested in it under the relevant Senior Secured Notes Finance Documents for and on behalf of the Senior Secured Noteholders and it shall have no liability for acting for itself or in any capacity other than as trustee and nothing in this Agreement shall impose on it any obligation to pay any amount out of its personal assets.  Notwithstanding any other provision of this Agreement (including but not limited to Clause 9 (Turnover of Receipts)), its obligations hereunder (if any) to make any payment of any amount or to hold any amount on trust shall be only to make payment of such amount to or hold any such amount on trust to the extent that (i) it has actual knowledge that such obligation has arisen and (ii) it has received and, on the date on which it acquires such actual knowledge, has not distributed to the Senior Secured Noteholders in accordance with the Senior Secured Notes Indenture any such amount.

(b)
It is further understood and agreed by the Parties that in no case shall the Notes Trustee be (i) personally responsible or accountable in damages or otherwise to any other party for any loss, damage or claim incurred by reason of any act or omission performed or omitted by the Notes Trustee in good faith in accordance with this Agreement or any of the Senior Secured Notes Finance Documents in a manner that the Notes Trustee believed to be within the scope of the authority conferred on it by this Agreement or any of the Senior Secured Notes Finance Documents or by law, or (ii) personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of any other Party, all such liability, if any, being expressly waived by the Parties and any person claiming by, through or under such Party; provided however, that the Notes Trustee shall be personally liable under this Agreement for its own gross negligence or wilful misconduct.  It is also acknowledged and agreed that the Notes Trustee shall not have any responsibility for the actions of any individual Creditor or Senior Secured Noteholder (save in respect of its own actions). With respect to the Creditors, the Notes Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in the Senior Secured Notes Finance Documents pursuant to which it acts as Notes Trustee or this Agreement, and the Parties acknowledge and agree that no implied agreement, covenants or obligations on the part of the Notes Trustee shall be read into this Agreement.

(c)
The Parties acknowledge and agree that the Notes Trustee shall not be charged with knowledge or existence of facts that would impose an obligation on it hereunder to make any payment or prohibit it from making any payment unless, not less than two Business Days prior to the date of such payment, a Responsible Officer of the Notes Trustee receives written notice satisfactory to it that such payments are required or prohibited by this Agreement.

(d)
Notwithstanding anything contained herein, no provision of this Agreement shall alter or otherwise affect the rights and obligations of the Issuer or any member of the Group to make payments in respect of Senior Secured Notes Trustee Amounts as and when the same are due and payable pursuant to the applicable Senior Secured Notes Finance Documents or the receipt and retention by the Notes Trustee of the same or the taking of any step or action by the Notes Trustee in respect of its rights under the Senior Secured Notes Finance Documents to the same.

(e)	The Notes Trustee is not responsible for the appointment or for monitoring the performance of the Security Agent.

(f)
The Security Agent agrees and acknowledges that it shall have no claim against the Notes Trustee in respect of any fees, costs, expenses and liabilities due and payable to, or incurred by, the Security Agent.

(g)
The Notes Trustee shall be under no obligation to instruct or direct the Security Agent to take any Enforcement Action unless it shall have been instructed to do so by the Senior Secured Noteholders it represents and if it shall have been indemnified and/or secured to its satisfaction.

(h)	The provisions of this Clause 25 shall survive the termination of this Agreement.

25.2	No action

(a)
Notwithstanding any other provision of this Agreement, the Notes Trustee shall not have any obligation to take any action under this Agreement unless it is indemnified and/or secured to its satisfaction (including by way of pre-funding) in respect of all costs, expenses and liabilities which it would in its opinion thereby incur (together with any associated VAT).  The Notes Trustee shall not have an obligation to indemnify (out of its personal assets) any other person, whether or not a Party, in respect of any of the transactions contemplated by this Agreement.  In no event shall the permissive rights of the Notes Trustee to take action under this Agreement be construed as an obligation to do so.

(b)
Prior to taking any action under this Agreement the Notes Trustee may request and rely upon an opinion of counsel or opinion of another qualified expert, at the expense of the Issuer or another Debtor.

(c)
Notwithstanding any other provisions of this Agreement or any other Senior Secured Notes Finance Document to which the Notes Trustee is a party to, in no event shall the Notes Trustee be liable for special, indirect, punitive or consequential loss or damages of any kind whatsoever (including but not limited to loss of business, goodwill, opportunity or profits) whether or not foreseeable even if the Notes Trustee has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

25.3	Reliance on certificates

The Notes Trustee shall at all times be entitled to and may rely on any notice, Consent or certificate given or granted by any Party without being under any obligation to enquire or otherwise determine whether any such notice, Consent or certificate has been given or granted by such Party properly acting in accordance with the provisions of this Agreement.

25.4	No fiduciary duty

The Notes Trustee shall not be deemed to owe any fiduciary duty to any Creditor (save in respect of such persons for whom it acts as trustee) and shall not be personally liable to any Creditor if it shall in good faith mistakenly pay over or distribute to any Creditor or to any other person cash, property or securities to which any other Creditor shall be entitled by virtue of this Agreement or otherwise.  With respect to the Creditors, the Notes Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in the Senior Secured Notes Finance Documents pursuant to which it acts as trustee and this Agreement and no implied agreement, covenants or obligations with respect to the other Creditors shall be read into this Agreement against the Notes Trustee.

25.5	Debt assumptions

(a)	The Notes Trustee is entitled to assume that in respect of the Secured Liabilities:

(i)	no Default, Event of Default or termination event (however) described has occurred or is continuing;

(ii)	none of the Secured Liabilities have been accelerated;

(iii)	the Final Discharge Date has not occurred,

unless a Responsible Officer of the Notes Trustee has actual knowledge to the contrary.

(b)	The Notes Trustee is not obliged to monitor or enquire whether any Event of Default has occurred or is continuing.

25.6	Hedge Counterparties

In acting pursuant to this Agreement and the Senior Secured Notes Indenture, the Notes Trustee is not required to have any regard to the interests of the Hedge Counterparties.

25.7	Claims of Security Agent

The Security Agent agrees and acknowledges that it shall have no rights of indemnification or claim against the Notes Trustee in respect of any fees, costs, expenses and liabilities due and payable to, or incurred by, (including in each case by another Party) the Security Agent.

25.8	Reliance and advice

The Notes Trustee may:

(a)	rely on any notice or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;

(b)	rely on any statement made by any person regarding any matters which may be assumed to be within its knowledge or within its powers to verify; and

(c)	engage, pay for and rely on professional advisers selected by it (including those representing a person other than the Notes Trustee).

25.9	Provisions survive termination

The provisions of this Clause 25 shall survive any termination of this Agreement.

25.10	Other Parties not affected

No provision of this Clause 25 shall alter or change the rights and obligations as between the other Parties in respect of each other.  This Clause is intended to afford protection to the Notes Trustee only.

25.11	Instructions

In acting under this Agreement, the Notes Trustee is entitled to seek instructions from the Senior Secured Noteholders at any time and, where it acts on the instructions of the Senior Secured Noteholders, the Notes Trustee shall not incur any liability to any person for so acting.  The Notes Trustee is not liable to any person for any loss suffered as a result of any delay caused as a result of it seeking instructions from the Senior Secured Noteholders.

25.12	Responsibility of Notes Trustee

(a)	The Notes Trustee shall not be responsible to any Hedge Counterparty for the legality, validity, effectiveness, enforceability, adequacy, accuracy, completeness or performance of:

(i)	any Secured Finance Document or any other document;

(ii)	any statement or information (whether written or oral) made in or supplied in connection with any Secured Finance Document or any other document; or

(iii)	any observance by any Debtor of its obligations under any Debt Document or any other document.

(b)
The Notes Trustee may rely and shall be fully protected in acting or refraining from acting upon any notice, certificate or other document reasonably believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person.

25.13	Confirmation

Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Primary Creditor (other than the Notes Trustee (in its personal capacity) and the Security Agent) confirms that it:

(a)
has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Debt Documents (including the financial condition and affairs of each Debtor or their related entities and the nature and extent of any recourse against any Party or its assets); and

(b)	has not relied on any information provided to it by the Notes Trustee in connection with any Debt Document.

25.14	Provision of information

The Notes Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.  The Notes Trustee is not responsible for:

(a)
providing any Primary Creditor with any credit or other information concerning the risks arising under or in connection with the Debt Documents (including any information relating to the financial condition or affairs of any Debtor or their related entities or the nature or extent of recourse against any Party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(b)	obtaining any certificate or other document from any Debtor.

25.15	Departmentalism

In acting as the Notes Trustee, the Notes Trustee shall be treated as acting through its agency division which shall be treated as a separate entity from its other divisions and departments.  Any information received or acquired by the Notes Trustee which, in its opinion, is received or acquired by some other division or department or otherwise than in its capacity as the Notes Trustee may be treated as confidential by the Notes Trustee and will not be treated as information possessed by the Notes Trustee in its capacity as such.

25.16	Disclosure of information

Each Debtor irrevocably authorises the Notes Trustee to disclose to any Primary Creditor any information that is received by the Notes Trustee in its capacity as the Notes Trustee.

25.17	Illegality

(a)
The Notes Trustee may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

(b)
Furthermore, the Notes Trustee may also refrain from taking such action if it would otherwise render it liable to any person in that jurisdiction or if, in its opinion based upon such legal advice, it would not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or if it is determined by any court or other competent authority in that jurisdiction that it does not have such power.

25.18	Resignation of Notes Trustee

The Notes Trustee may resign or be removed in accordance with the terms of the Senior Secured Notes Indenture, provided that a replacement Notes Trustee agrees with the Parties to become the replacement trustee under this Agreement by the execution of a Creditor/Agent Accession Undertaking.

25.19	Notes Trustee assumptions

(a)	The Notes Trustee is entitled to assume that:

(i)
any payment or other distribution made pursuant to this Agreement in respect of the Senior Secured Notes Creditor Liabilities (as the case may be) has been made in accordance with the ranking in Clause 2 (Ranking, Priority, Maximum Holdings of Noteholders and Maximum Interests in Security Granted to Hedge Counterparties) and is not prohibited by any provisions of this Agreement and is made in accordance with these provisions;

(ii)	the proceeds of enforcement of any Security conferred by the Transaction Security Documents have been applied in the order set out in Clause 13 (Application of Proceeds);and

(iii)	any Security, collateral, guarantee or indemnity or other assurance granted to it has been done so in compliance with Clause 3.6 (Security and guarantees).

(b)
The Notes Trustee is entitled to assume that any payment or distribution made in respect of the Senior Secured Notes Creditor Liabilities (as the case may be) is not prohibited by this Agreement, unless it has actual knowledge to the contrary provided, however, that the Notes Trustee shall be liable under this Agreement for its own gross negligence or wilful misconduct.

(c)
The Notes Trustee shall not have any obligation under Clause 8 (Effect of Insolvency Event), Clause 9 (Turnover of Receipts) or Clause 10 (Redistribution) in respect of amounts received or recovered by it unless (i) it has actual knowledge that the receipt or recovery falls within Clauses (a) or (b) above, and (ii) it has not distributed to the Senior Secured Noteholders in accordance with the Senior Secured Notes Indenture any amount so received or recovered.

(d)
The Notes Trustee shall not be obliged to monitor performance by the Debtors, the Security Agent or any other Party or the Senior Secured Noteholders of their respective obligations under, or compliance by them with, the terms of this Agreement.

25.20	Agents

The Notes Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder.

25.21	No Requirement for bond or surety

The Notes Trustee shall not be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Agreement.

25.22	Senior Secured Notes Trustee Amounts and payments

(a)
To the extent that in relation to any Enforcement Action any claim for payment is made by or on behalf of the Senior Secured Noteholders to any party (including, without limitation, the Security Agent), such claim will be deemed to include an additional amount to represent any Senior Secured Notes Trustee Amounts then owing (or anticipated to fall due) and any other amounts owed to the Notes Trustee for its own account, and any such additional amounts will be payable to the Notes Trustee in priority to any payments to the Senior Secured Noteholders in accordance with the terms of this Agreement and the Senior Secured Notes Indenture.

(b)
No provision of this Agreement shall alter or otherwise affect the rights and obligations of any Debtor to make payments in respect of the Senior Secured Notes Trustee Amounts as and when the same are due and payable and demand, receipt and retention by the Notes Trustee of the same or taking of any step or action by the Notes Trustee in respect of its rights under the Senior Secured Notes Finance Documents to the same.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

27.	GOVERNING LAW

(a)	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

(b)	Notwithstanding paragraph (a) above, the Communications Law, the Communications Order and the Pledge Permit will be construed in accordance with Israeli law.

28.	ENFORCEMENT

28.1	Jurisdiction

(a)
The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)
This Clause 28.1 is for the benefit of the Secured Parties only.  As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction.  To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

28.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law each Debtor (unless incorporated in England and Wales):

(i)	irrevocably appoints Law Debenture Corporate Services Limited as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement; and

(ii)	agrees that failure by a process agent to notify the relevant Debtor of the process will not invalidate the proceedings concerned.

(b)
If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Issuer (on behalf of all of the Debtors) must immediately (and in any event within five days of such event taking place) notify the Security Agent and appoint another agent on terms acceptable to the Security Agent.  Failing this, the Security Agent may appoint another agent for this purpose.

(c)	Each member of the Group expressly agrees and Consents to the provisions of this Clause 28 and Clause 27 (Governing Law).

28.3	Conflict with the Communications Law, the Communications Order and Pledge Permit

In the event of any conflict between the terms of this Agreement and the terms of the Communications Law, the Communications Order and the Pledge Permit, the terms of the Communications Law, the Communications Order and the Pledge Permit will prevail.  For the avoidance of doubt, specific references to the priority of Pledge Permit, the Communications Law and the Communications Order shall not derogate from the generality of the foregoing.

THIS AGREEMENT has been delivered as a deed on the date stated at the beginning of this Agreement.

SCHEDULE 1

ORIGINAL PARTIES

PART 1

Name of Original Debtor	Jurisdiction of incorporation	Registration number (or equivalent, if any)
B Communications Ltd.	Israel	51-283274-2
B Communications (SP1) Ltd.	Israel	51-440514-4
B Communications (SP2) Ltd.	Israel	51-440539-8

PART 2

Name of Original Hedge Counterparty
JPMorgan Chase Bank, N.A.
Citibank, N.A.
Israel Discount Bank Ltd.
HSBC Bank USA, National Association

PART 3

Name of Original Intra-Group Lender	Jurisdiction of incorporation	Registration number (or equivalent, if any)
B Communications Ltd.	Israel	51-283274-2

PART 4

Name of Original Shareholder Creditor	Jurisdiction of incorporation	Registration number (or equivalent, if any)
None as at the date of this Agreement.

SCHEDULE 2

FORM OF DEBTOR ACCESSION DEED

THIS DEED is made on [●] and made

BETWEEN:

(1)	[Insert full name of New Debtor] (the “Acceding Debtor”); and

(2)	[Insert full name of current Security Agent] (the “Security Agent”), for itself and each of the other parties to the Intercreditor Agreement (defined below).

This Deed is made on [date] by the Acceding Debtor in relation to an intercreditor agreement (the “Intercreditor Agreement”) dated [●] 2014 between, amongst others, [●] as Issuer, [●] as security agent, [●] as senior agent, [ ], the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement).

The Acceding Debtor under the Senior Secured Notes Indenture]/[intends to incur Liabilities under the following documents]/[intends to give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents]:

[Insert details (date, parties and description) of relevant documents]

the Relevant Documents.

IT IS AGREED as follows:

1.	Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Deed, bear the same meaning when used in this Deed.

2.	The Acceding Debtor and the Security Agent agree that the Security Agent shall hold:

(a)	any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(b)	all proceeds of that Security; and

(c)
all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee or as agent or otherwise for the benefit of the Secured Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Agent as trustee or otherwise for the benefit of the Secured Parties, to the extent permitted by applicable law on trust or as agent or otherwise for the benefit of the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

3.
The Acceding Debtor confirms that it intends to be party to the Intercreditor Agreement as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

4.
[In consideration of the Acceding Debtor being accepted as an Intra-Group Lender for the purposes of the Intercreditor Agreement, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Agreement as an Intra-Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra-Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party Intercreditor Agreement].1

This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS DEED has been signed on behalf of the Security Agent and executed as a deed by the Acceding Debtor and is delivered on the date stated above.

The Acceding Debtor

[EXECUTED AS A DEED	)

By: [Full name of Acceding Debtor]	)

Director

Director/Secretary
OR
[EXECUTED AS A DEED
By: [Full name of Acceding Debtor]
Signature of Director

Name of Director

in the presence of
Signature of witness

Name of witness

Address of witness

1	Include this paragraph in the relevant Debtor Accession Deed if the Acceding Debtor is also to accede as an Intra-Group Lender to the Intercreditor Agreement.

Occupation of witness]

Address for notices:

Address:

Fax:

The Security Agent

[Full name of current Security Agent]

By:

Date:

SCHEDULE 3

FORM OF CREDITOR/AGENT ACCESSION UNDERTAKING

To:	[Insert full name of current Security Agent] for itself and each of the other parties to the Intercreditor Agreement (defined below).

From:	[Acceding Creditor/Agent]

THIS UNDERTAKING is made on [date] by [insert full name of new Creditor / Hedge Counterparty / Intra-Group Lender /  Shareholder Creditor / Notes Trustee] (the “Acceding [Creditor / Hedge Counterparty / Intra-Group Lender / Shareholder Creditor / Notes Trustee]”) in relation to the intercreditor agreement (the “Intercreditor Agreement”) dated [●] 2014 between, among others, [●] as Issuer, [●] as security agent, [●] as senior agent, the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement).  Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding [Creditor / Hedge Counterparty / Intra-Group Lender /Shareholder Creditor /  Notes Trustee] being accepted as a [Creditor / Hedge Counterparty / Intra-Group Lender / Shareholder Creditor / Notes Trustee] for the purposes of the Intercreditor Agreement, the Acceding [Creditor / Hedge Counterparty / Intra-Group Lender / Shareholder Creditor / Notes Trustee] confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a [Creditor / Hedge Counterparty / Intra-Group Lender / Shareholder Creditor / Notes Trustee] and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a [Creditor / Hedge Counterparty / Intra-Group Lender / Shareholder Creditor / Notes Trustee] and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

[The Acceding Hedge Counterparty has become a provider of hedging arrangements to the [Issuer/[name of Debtor]].]

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above [and is executed as a deed by the Acceding Creditor, if it is acceding as an Intra-Group Lender and is delivered on the date stated above].

Acceding [Creditor/Agent]

[EXECUTED as a DEED]

[insert full name of Acceding

Creditor/Agent]

By:

Address:

Fax:

Accepted by the Security Agent

for and on behalf of

[Insert full name of current Security Agent]

Date:

SCHEDULE 4

SECURITY ENFORCEMENT PRINCIPLES

1.
It shall be the primary and over-riding aim of any enforcement of the Transaction Security to achieve the Security Enforcement Objective, provided that any enforcement of the Bezeq Share Pledge and the SP2 Share Pledge will need to comply with the terms and conditions of the Pledge Permit, the Communications Law, the Communications Order and the applicable Security Documents.

2.	The Security Enforcement Principles may be amended, varied or waived with the prior written consent of the Majority Super Senior Creditors, the Senior Secured Required Holders and the Security Agent.

3.	Without prejudice to the Security Enforcement Objective, the Transaction Security will be enforced and other action as to enforcement will be taken such that either:

(a)	all proceeds of enforcement are received by the Security Agent in cash for distribution in accordance with Clause 13 (Application of proceeds); or

(b)
in the case of enforcement by the Security Agent on the instructions of the Senior Secured Required Holders (where the Senior Secured Required Holders are the Instructing Group), sufficient proceeds from the enforcement of the Transaction Security will be received by the Security Agent in cash to ensure that, when the proceeds are applied in accordance with Clause 13 (Application of proceeds), the Super Senior Liabilities are repaid and discharged in full in cash (unless the Majority Super Senior Creditors agree otherwise).

4.	On:

(a)
a proposed enforcement of any of the Transaction Security over assets other than shares in a member of the Group, where the aggregate book value of such assets exceeds USD 1,000,000 (or its equivalent in any other currency or currencies); or

(b)	a proposed enforcement of any of the Transaction Security over some or all of the shares in a member of the Group over which Transaction Security exists,

the Security Agent shall, if prior to the Final Discharge Date requested by the Senior Secured Required Holders or the Majority Super Senior Creditors and at the expense of the Company (to the extent that financial advisers have not adopted a general policy of not providing such opinions), appoint a Financial Advisor (nominated by the Senior Secured Required Holders or the Majority Super Senior Creditors, as the case may be, and on terms agreed by the Senior Secured Required Holders or the Majority Super Senior Creditors, as the case may be) (provided that in the aggregate not more than one such Financial Advisor shall be appointed at the expense of the Debtors) to opine that the consideration received for any disposal is fair from a financial point of view taking into account all relevant circumstances (the “Financial Advisor’s Opinion”).

5.
The Security Agent shall be under no obligation to appoint a Financial Advisor or to seek the advice of a Financial Advisor, unless expressly required to do so by this Schedule or any other provision of this Agreement. Prior to making any appointment of a Financial Advisor, the Security Agent is entitled to ensure that cost cover (at a level it is satisfied with) has been provided.  The Security Agent shall not be obliged to provide any Financial Advisor with any indemnity or guarantee.

6.
The Financial Advisor’s Opinion (or any equivalent opinion obtained by the Security Agent in relation to any other enforcement of the Transaction Security that such action is fair from a financial point of view after taking into account all relevant circumstances) will be conclusive evidence that the Security Enforcement Objective has been met.

7.
Where the Instructing Group is the Senior Secured Required Holders, the Senior Secured Required Holders may waive the requirement for a Financial Advisor’s Opinion where sufficient proceeds from enforcement will be received by the Security Agent in cash to ensure that when the proceeds are applied in accordance with Clause 13 (Application of proceeds), the Super Senior Liabilities are repaid and discharged in full.

8.
If enforcement of any Transaction Security is conducted by way of a public auction, no Financial Advisor shall be required to be appointed, and no Financial Advisor’s Opinion shall be required, in relation to such enforcement provided that the Security Agent shall be entitled (but not obliged) to appoint a Financial Advisor to provide such advice as the Security Agent deems appropriate in relation to such enforcement by way of public auction.

SIGNATORIES

THE ISSUER EXECUTED AS A DEED
By: B COMMUNICATIONS LTD.
Signature of
Name of
in the presence of:
Signature of witness
Name of witness
Address of witness

Occupation of witness

Address

Telephone/Fax

THE SUBSIDIARY GUARANTORS EXECUTED AS A DEED
By: B COMMUNICATIONS (SP1) LTD.

Signature of
Name of
in the presence of:
Signature of witness
Name of witness
Address of witness

Occupation of witness

Address

Telephone/Fax

EXECUTED AS A DEED
By: B COMMUNICATIONS (SP2) LTD.

Signature of
Name of
in the presence of:
Signature of witness
Name of witness
Address of witness

Occupation of witness

Address

Telephone/Fax

THE NOTES TRUSTEE SIGNED on behalf of
MISHMERET TRUST COMPANY LTD.

By:
Name:

Address:
Fax:
Attention:

By:
Name:

Address:
Fax:
Attention:

THE SECURITY AGENT SIGNED on behalf of
MISHMERET TRUST COMPANY LTD.

By:
Name:

Address:
Fax:
Attention:

By:
Name:

Address:
Fax:
Attention:

THE ORIGINAL HEDGE COUNTERPARTIES SIGNED on behalf of
JPMORGAN CHASE BANK, N.A.

By:
Name:

Address:
Fax:
Attention:

SIGNED on behalf of
CITIBANK, N.A.

By:
Name:

Address:
Fax:
Attention:

SIGNED on behalf of
ISRAEL DISCOUNT BANK LTD.

By:
Name:

Address:
Fax:
Attention:

SIGNED on behalf of
HSBC BANK USA, NATIONAL ASSOCIATION

By:
Name:

Address:
Fax:
Attention:

THE ORIGINAL INTRA-GROUP LENDERS

EXECUTED AS A DEED
By: B COMMUNICATIONS LTD.

Signature of
Name of
in the presence of:
Signature of witness
Name of witness
Address of witness

Occupation of witness

Address

Telephone/Fax
Attention:

THE ORIGINAL DEBTORS

EXECUTED AS A DEED
By: B COMMUNICATIONS LTD.

Signature of
Name of
in the presence of:
Signature of witness
Name of witness
Address of witness

Occupation of witness

Address

Telephone/Fax

EXECUTED AS A DEED
By: B COMMUNICATIONS (SP1) LTD.

Signature of
Name of
in the presence of:
Signature of witness
Name of witness
Address of witness

Occupation of witness

Address

Telephone/Fax

EXECUTED AS A DEED
By: B COMMUNICATIONS (SP2) LTD.

Signature of
Name of
in the presence of:
Signature of witness
Name of witness
Address of witness

Occupation of witness

Address

Telephone/Fax